UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of Kookmin Bank for Fiscal Year 2021

On March 11, 2022, KB Financial Group Inc. disclosed audit reports of Kookmin Bank, its wholly-owned subsidiary, for fiscal year 2021 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2021 and 2020 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2021.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 11, 2022	By:	/s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholder and Board of Directors

Kookmin Bank

Opinion

We have audited the consolidated financial statements of Kookmin Bank and its subsidiaries (collectively the “Group”), which comprise the statements of financial position as of December 31, 2021 and 2020, the statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

The following matter may be helpful to the readers in their understanding of the consolidated financial statements.

As described in note 37.6 (b) to the consolidated financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have a greater impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Group. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

1

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2021 and 2020

(In millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	25,164,991	~~W~~	19,972,269
Financial assets at fair value through profit or loss	4,6,8,12		18,834,364		16,042,357
Derivative financial assets	4,6,9		2,965,626		4,456,668
Loans measured at amortized cost	4,6,8,10,11		361,144,701		327,332,495
Financial investments	4,6,8,12		63,744,909		58,286,482
Investments in associates	13		390,957		441,325
Property and equipment	8,14		3,933,943		4,041,894
Investment property	14		325,065		318,101
Intangible assets	15		1,028,494		962,654
Current income tax assets	32		61,314		47,847
Deferred income tax assets	16,32		149,869		58,339
Assets held for sale	17		237,318		197,727
Other assets	4,6,18		5,583,347		6,285,956

Total assets		~~W~~	483,564,898	~~W~~	438,444,114

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	112,698	~~W~~	141,277
Derivative financial liabilities	4,6,9		2,749,412		4,282,364
Deposits	4,6,19		363,141,416		330,352,491
Borrowings	4,6,20		32,523,161		26,870,831
Debentures	4,6,21		29,718,734		26,969,584
Provisions	22		426,867		388,014
Net defined benefit liabilities	23		155,284		165,402
Current income tax liabilities	32		57,281		37,481
Deferred income tax liabilities	16,32		701,561		346,850
Other liabilities	4,6,24,30		21,089,571		18,481,746

Total liabilities			450,675,985		408,036,040

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		574,523		574,523
Capital surplus	25		5,025,335		4,808,482
Accumulated other comprehensive income	25,34		1,395,156		494,445
Retained earnings	25,33,34		23,660,721		22,243,552
(Provision of regulatory reserve for credit losses
December 31, 2021 : ~~W~~ 2,534,401 million
December 31, 2020 : ~~W~~ 2,441,875 million)
(Amounts estimated to be appropriated
December 31, 2021 : ~~W~~ 380,761 million
December 31, 2020 : ~~W~~ 92,526 million)

Equity attributable to the shareholder of Kookmin Bank			32,677,631		30,142,898
Non-controlling interests			211,282		265,176

Total equity			32,888,913		30,408,074

Total liabilities and equity		~~W~~	483,564,898	~~W~~	438,444,114

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

3

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(In millions of Korean won)	Notes	2021		2020
Interest income		~~W~~	10,674,361	~~W~~	10,456,165
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			10,515,589		10,265,173
Interest income from financial instruments at fair value through profit or loss			158,772		190,992
Interest expense			(2,945,885)		(3,701,399)

Net interest income	26		7,728,476		6,754,766

Fee and commission income			1,586,944		1,449,687
Fee and commission expense			(399,063)		(381,765)

Net fee and commission income	27		1,187,881		1,067,922

Net gains on financial instrument at fair value through profit or loss	28		342,834		244,183

Net other operating expenses	29		(819,739)		(230,206)

General and administrative expenses	14,15,23,30,40		(4,402,731)		(4,201,346)

Operating income before provision for credit losses			4,036,721		3,635,319

Provision for credit losses	7,11,12,18,22		(522,728)		(484,182)

Net operating income			3,513,993		3,151,137
Share of profit (loss) of associates	13		57,156		(48,158)
Net other non-operating income (expenses)	31		(79,605)		28,844

Net non-operating expenses			(22,449)		(19,314)

Profit before income tax expense			3,491,544		3,131,823
Income tax expense	32		(953,515)		(812,304)

Profit for the period			2,538,029		2,319,519

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2021 : ~~W~~2,210,003 million
December 31, 2020 : ~~W~~2,205,669 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(71,615)		(4,166)
Gains on equity securities at fair value through other comprehensive income			873,707		666,641
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			208,480		(154,972)
Gains (losses) on debt securities at fair value through other comprehensive income			(274,010)		30,750
Share of other comprehensive income (loss) of associates			165		(6,978)
Gains (losses) on hedging instruments of net investments in foreign operations	9		(54,409)		61,329
Gains (losses) on cash flow hedging instruments	9		9,984		(6,382)

Other comprehensive income for the period, net of tax	34		692,302		586,222

Total comprehensive income for the period		~~W~~	3,230,331	~~W~~	2,905,741

Profit attributable to:
Shareholder of Kookmin Bank		~~W~~	2,590,764	~~W~~	2,298,195
Non-controlling interests			(52,735)		21,324

		~~W~~	2,538,029	~~W~~	2,319,519

Total comprehensive income for the period attributable to:
Shareholder of Kookmin Bank		~~W~~	3,265,921	~~W~~	2,905,953
Non-controlling interests			(35,590)		(212)

		~~W~~	3,230,331	~~W~~	2,905,741

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

4

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

	Attributable to the shareholder of Kookmin Bank
(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interests		Total equity
Balance as of January 1, 2020	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,219,704	~~W~~	123,334	~~W~~	21,064,776	~~W~~	—	~~W~~	29,004,233

Comprehensive income for the period
Profit for the period		—		—		—		—		2,298,195		21,324		2,319,519
Remeasurements of net defined benefit liabilities		—		—		—		(4,111)		—		(55)		(4,166)
Gains on equity securities at fair value through other comprehensive income		—		—		—		429,994		236,647		—		666,641
Currency translation differences		—		—		—		(134,469)		—		(20,503)		(154,972)
Gains (losses) on debt securities at fair value through other comprehensive income		—		—		—		31,728		—		(978)		30,750
Share of other comprehensive loss of associates		—		—		—		(6,978)		—		—		(6,978)
Gains on hedging instruments of net investments in foreign operations		—		—		—		61,329		—		—		61,329
Losses on cash flow hedging instruments		—		—		—		(6,382)		—		—		(6,382)

Total comprehensive income for the period		—		—		—		371,111		2,534,842		(212)		2,905,741

Transactions with the shareholder
Dividends		—		—		—		—		(731,926)		—		(731,926)
Interim dividends		—		—		—		—		(598,481)		—		(598,481)
Dividends on hybrid securities		—		—		—		—		(25,659)		—		(25,659)
Transactions with non-controlling interests		—		—		(411,222)		—		—		265,388		(145,834)

Total transactions with the shareholder		—		—		(411,222)		—		(1,356,066)		265,388		(1,501,900)

Balance as of December 31, 2020	~~W~~	2,021,896	~~W~~	574,523	~~W~~	4,808,482	~~W~~	494,445	~~W~~	22,243,552	~~W~~	265,176	~~W~~	30,408,074

Balance as of January 1, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	4,808,482	~~W~~	494,445	~~W~~	22,243,552	~~W~~	265,176	~~W~~	30,408,074

Comprehensive income for the period
Profit for the period		—		—		—		—		2,590,764		(52,735)		2,538,029
Remeasurements of net defined benefit liabilities		—		—		—		(72,054)		—		439		(71,615)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		1,105,217		(231,510)		—		873,707
Currency translation differences		—		—		—		192,705		—		15,775		208,480
Gains (losses) on debt securities at fair value through other comprehensive income		—		—		—		(274,941)		—		931		(274,010)
Share of other comprehensive income of associates		—		—		—		165		—		—		165
Losses on hedging instruments of net investments in foreign operations		—		—		—		(54,409)		—		—		(54,409)
Gains on cash flow hedging instruments		—		—		—		9,984		—		—		9,984

Total comprehensive income for the period		—		—		—		906,667		2,359,254		(35,590)		3,230,331

Transactions with the shareholder
Dividends		—		—		—		—		(917,941)		—		(917,941)
Dividends on hybrid securities		—		—		—		—		(24,144)		—		(24,144)
Transactions with non-controlling interests		—		—		216,853		(5,956)		—		(18,304)		192,593

Total transactions with the shareholder		—		—		216,853		(5,956)		(942,085)		(18,304)		(749,492)

Balance as of December 31, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,025,335	~~W~~	1,395,156	~~W~~	23,660,721	~~W~~	211,282	~~W~~	32,888,913

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

5

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(In millions of Korean won)	Notes	2021		2020
Cash flows from operating activities
Profit for the period		~~W~~	2,538,029	~~W~~	2,319,519

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(161,792)		(217,768)
Net losses on derivative financial instrument for hedging purposes			13,132		8,168
Adjustment of fair value of derivative financial instruments			—		(3,198)
Provision for credit losses			523,010		484,257
Net gains on financial investments			(12,736)		(179,941)
Share of loss (profit) of associates			(57,156)		48,157
Depreciation and amortization expense			537,628		569,721
Other net losses (gains) on property and equipment/intangible assets			18,731		(77,011)
Share-based payment			27,995		13,364
Post-employment benefits			158,512		159,393
Net interest income			405,793		559,070
Losses on foreign currency translation			(89,447)		(155,831)
Other expenses (income)			45,514		(14,318)

			1,409,184		1,194,063

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,629,702)		(1,405,459)
Derivative financial instrument			71,935		42,804
Loans measured at amortized cost			(32,510,459)		(28,338,718)
Current income tax assets			(4,308)		(24,211)
Deferred income tax assets			(90,423)		(58,957)
Other assets			(4,234,411)		(3,478,528)
Financial liabilities at fair value through profit or loss			(34,193)		49,648
Deposits			31,129,121		23,689,107
Deferred income tax liabilities			165,924		(174,090)
Other liabilities			3,221,530		(1,139,460)

			(3,914,986)		(10,837,864)

Net cash inflow (outflow) from operating activities			32,227		(7,324,282)

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			9,575		8,983
Disposal of financial assets at fair value through profit or loss			6,019,093		6,729,781
Acquisition of financial assets at fair value through profit or loss			(6,993,541)		(7,477,327)
Disposal of financial investments			42,261,739		72,170,571
Acquisition of financial investments			(46,589,385)		(76,954,130)
Disposal of investments in associates			197,396		187,181
Acquisition of investments in associates			(89,644)		(200,023)
Disposal of property and equipment			9,050		1,913
Acquisition of property and equipment			(198,681)		(340,477)
Disposal of investment property			1,581		267,836
Acquisition of investment property			—		(125)
Disposal of intangible assets			1,834		4,260
Acquisition of intangible assets			(92,474)		(77,960)
Net cash flows from changes in ownership of subsidiaries			80,451		(388,621)
Others			(23,269)		33,219

Net cash outflow from investing activities			(5,406,275)		(6,034,919)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			5,870		(16,182)
Increase in borrowings			4,743,115		6,332,405
Increase in debentures			20,014,042		19,952,932
Decrease in debentures			(17,598,345)		(11,653,980)
Payment of dividends			(917,941)		(1,330,407)
Increase (decrease) in other payables to trust accounts			(509,106)		2,326,495
Cash outflow from consolidated equtiy transactions			(188,419)		—
Others			(257,954)		(60,866)

Net cash inflow from financing activities			5,291,262		15,550,397

Effect of exchange rate changes on cash and cash equivalents			275,678		(266,209)

Net increase in cash and cash equivalents			192,892		1,924,987
Cash and cash equivalents at the beginning of the period	36		6,804,299		4,879,312

Cash and cash equivalents at the end of the period	36	~~W~~	6,997,191	~~W~~	6,804,299

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

6

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1. Reporting Entity

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2021, the Bank’s paid-in capital is \ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2021, the Bank operates its Seoul headquarters and 914 domestic branches, and eight overseas branches (excluding six subsidiaries and one office).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank and its subsidiaries (collectively the “Group”) maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

7

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical Expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the consolidated financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts, and Korean IFRS No.1116 Leases – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the consolidated financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group.

•	Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual reporting periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

8

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. The Group does not expect that this new standard has a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

9

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

10

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the reporting entity’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables

11

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 Assessment of expected credit losses of financial instruments related to COVID-19

The proliferation of COVID-19 in 2021 negatively affected the global economy, despite various forms of government support policy. Accordingly, the Group was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of COVID-19 pandemic. The Group reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In addition, for financial assets in risky industries vulnerable to the impact of COVID-19, the Group measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and reflected credit risk that will increase in the future, such as by expanding the scope of loans subject to lifetime expected credit losses (non-impaired). The Group will continue to monitor the impact of COVID-19 on the expected credit losses by comprehensively considering the duration of the impact on the entire economy and the government’s policies.

12

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid is recognized as capital surplus.

3.1.2 Associates

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Investments in associates are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

15

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

16

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk, and others.

17

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

18

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

19

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Group has derived a correlation between the time series data of 11 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Rate of change of construction investment	(-)
Rate of change of housing transaction price index	(-)
Interest rate spread	(+ )
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Group measures expected credit losses using a conservative scenario compared to the forecasted forward-looking information.

21

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currency risk arises from the net investment in a foreign operation, whose functional currency differs from the Group’s functional currency.

While the Group hedges the interest rate risk in its entirety, the Group hedges the foreign currency risk only the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Group designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference in calculating method of the number of the dates creates a hedge ineffectiveness.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.7.6 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20 ~ 40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line /Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

29

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

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Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.17 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.17.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

31

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

32

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Group provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Group can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

33

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

34

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.20 Transactions with the Trust Accounts

The Group accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

35

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

36

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management of the Group.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk such as establishment, amendment and abolition of major system, process and others.

37

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•	Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Group’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Group’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Group conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

38

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Financial assets
Due from financial institutions [1]	22,520,401	17,085,898
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	18,513,088	15,707,842
Loans measured at fair value through profit or loss	93,930	38,756
Due from financial institutions measured at fair value through profit or loss	113,622	89,965
Derivatives	2,965,626	4,456,668
Loans measured at amortized cost [1]	361,144,701	327,332,495
Financial investments:
Securities measured at fair value through other comprehensive income	38,140,906	39,960,675
Securities measured at amortized cost [1]	22,164,594	15,588,413
Loans measured at fair value through other comprehensive income	269,609	234,780
Other financial assets [1]	5,277,227	5,986,686

	471,203,704	426,482,178

Off-balance sheet items [2]
Acceptances and guarantees contracts	10,212,730	8,560,896
Financial guarantee contracts	6,021,250	4,354,919
Commitments	97,135,905	91,738,296

	113,369,885	104,654,111

	584,573,589	531,136,289

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

39

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	103,439,876	4,787,901	3,583	—	—	108,231,360
Grade 2	62,433,823	7,488,667	4,321	—	—	69,926,811
Grade 3	4,622,781	2,794,294	2,489	—	—	7,419,564
Grade 4	479,723	1,025,557	7,548	—	—	1,512,828
Grade 5	12,851	351,420	2,082,350	—	—	2,446,621

	170,989,054	16,447,839	2,100,291	—	—	189,537,184

Retail
Grade 1	157,931,555	4,297,133	10,972	—	—	162,239,660
Grade 2	4,174,715	4,066,176	12,202	—	—	8,253,093
Grade 3	762,603	1,128,603	8,161	—	—	1,899,367
Grade 4	38,566	140,041	3,134	—	—	181,741
Grade 5	494,814	305,052	605,210	—	—	1,405,076

	163,402,253	9,937,005	639,679	—	—	173,978,937

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	32,376	—	—	—	—	32,376
Grade 3	935	—	—	—	—	935
Grade 4	—	—	—	—	—	—
Grade 5	—	—	22,209	—	—	22,209

	33,311	—	22,209	—	—	55,520

	334,424,618	26,384,844	2,762,179	—	—	363,571,641

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	189,872	—	—	—	—	189,872
Grade 2	79,737	—	—	—	—	79,737
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	269,609	—	—	—	—	269,609

	269,609	—	—	—	—	269,609

	334,694,227	26,384,844	2,762,179	—	—	363,841,250

40

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	85,802,797	4,470,806	6,545	—	—	90,280,148
Grade 2	58,494,076	6,777,700	1,119	—	—	65,272,895
Grade 3	2,228,426	2,436,658	3,042	—	—	4,668,126
Grade 4	487,038	1,003,942	7,878	—	—	1,498,858
Grade 5	17,941	384,014	2,101,014	—	—	2,502,969

	147,030,278	15,073,120	2,119,598	—	—	164,222,996

Retail
Grade 1	151,410,177	3,439,344	5,987	—	—	154,855,508
Grade 2	3,947,198	3,913,432	6,160	—	—	7,866,790
Grade 3	230,361	1,157,224	6,971	—	—	1,394,556
Grade 4	19,077	124,562	3,269	—	—	146,908
Grade 5	25,369	400,181	546,039	—	—	971,589

	155,632,182	9,034,743	568,426	—	—	165,235,351

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	37,053	—	—	—	—	37,053
Grade 3	1,467	—	—	—	—	1,467
Grade 4	—	—	—	—	—	—
Grade 5	—	—	22,439	—	—	22,439

	38,520	—	22,439	—	—	60,959

	302,700,980	24,107,863	2,710,463	—	—	329,519,306

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	176,840	—	—	—	—	176,840
Grade 2	57,940	—	—	—	—	57,940
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	234,780	—	—	—	—	234,780

	234,780	—	—	—	—	234,780

	302,935,760	24,107,863	2,710,463	—	—	329,754,086

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2021 and 2020, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

41

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	89,847,133	6,586,809	391,042	—	—	96,824,984
Deposits and savings	1,606,882	98,380	75,674	—	—	1,780,936
Property and equipment	4,364,540	327,722	279,961	—	—	4,972,223
Real estate	177,948,425	13,477,437	1,953,759	—	—	193,379,621

	273,766,980	20,490,348	2,700,436	—	—	296,957,764

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	78,510,868	5,708,138	184,422	—	—	84,403,428
Deposits and savings	1,424,757	149,745	64,355	—	—	1,638,857
Property and equipment	3,883,931	471,313	71,021	—	—	4,426,265
Real estate	166,812,667	12,453,807	1,792,642	—	—	181,059,116

	250,632,223	18,783,003	2,112,440	—	—	271,527,666

42

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	21,219,056	—	—	—	—	21,219,056
Grade 2	935,607	—	—	—	—	935,607
Grade 3	5,588	7,641	—	—	—	13,229
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	22,160,251	7,641	—	—	—	22,167,892

Securities measured at fair value through other comprehensive income
Grade 1	35,690,767	—	—	—	—	35,690,767
Grade 2	2,377,924	—	—	—	—	2,377,924
Grade 3	29,108	3,973	—	—	—	33,081
Grade 4	39,134	—	—	—	—	39,134
Grade 5	—	—	—	—	—	—

	38,136,933	3,973	—	—	—	38,140,906

	60,297,184	11,614	—	—	—	60,308,798

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	15,076,443	—	—	—	—	15,076,443
Grade 2	468,773	—	—	—	—	468,773
Grade 3	38,454	7,061	—	—	—	45,515
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	15,583,670	7,061	—	—	—	15,590,731

Securities measured at fair value through other comprehensive income
Grade 1	38,289,525	—	—	—	—	38,289,525
Grade 2	1,584,293	—	—	—	—	1,584,293
Grade 3	79,336	—	—	—	—	79,336
Grade 4	7,521	—	—	—	—	7,521
Grade 5	—	—	—	—	—	—

	39,960,675	—	—	—	—	39,960,675

	55,544,345	7,061	—	—	—	55,551,406

*	Before netting of allowance

43

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2021 and 2020, are as follows:

	Domestic			Foreign
Credit quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A-to AAA	A-to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,705,356	—	—	—	20,705,356
Grade 2	1,305,500	—	—	—	1,305,500
Grade 3	61,177	—	—	—	61,177
Grade 4	439,511	—	—	—	439,511
Grade 5	10,984	—	—	—	10,984

	22,522,528	—	—	—	22,522,528

	December 31, 2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	15,802,294	—	—	—	15,802,294
Grade 2	334,207	—	—	—	334,207
Grade 3	445,732	13,099	—	—	458,831
Grade 4	479,143	—	—	—	479,143
Grade 5	13,520	—	282	—	13,802

	17,074,896	13,099	282	—	17,088,277

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2021 and 2020, are the same as the criteria for securities other than equity securities.

44

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Deposits, savings, securities, and others	424,731	1,264,017

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	170,760,822	168,733,575	—	339,494,397	93.28	(1,459,209)	338,035,188
Japan	86	1,082,456	—	1,082,542	0.30	(2,332)	1,080,210
United States	—	3,313,100	—	3,313,100	0.91	(25,289)	3,287,811
China	34,982	6,743,756	—	6,778,738	1.86	(34,315)	6,744,423
Cambodia	1,748,349	3,115,992	—	4,864,341	1.34	(66,155)	4,798,186
Indonesia	1,249,822	3,710,586	55,520	5,015,928	1.38	(821,707)	4,194,221
Others	184,876	3,201,258	—	3,386,134	0.93	(17,933)	3,368,201

	173,978,937	189,900,723	55,520	363,935,180	100.00	(2,426,940)	361,508,240

	December 31, 2020
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	162,521,943	149,253,281	—	311,775,224	94.55	(1,362,777)	310,412,447
Japan	94	960,604	—	960,698	0.29	(1,258)	959,440
United States	—	1,690,540	—	1,690,540	0.51	(19,011)	1,671,529
China	—	4,518,737	—	4,518,737	1.37	(20,485)	4,498,252
Cambodia	1,302,850	2,272,777	—	3,575,627	1.08	(84,713)	3,490,914
Indonesia	1,221,257	3,636,434	60,959	4,918,650	1.49	(689,408)	4,229,242
Others	189,207	2,164,159	—	2,353,366	0.71	(9,159)	2,344,207

	165,235,351	164,496,532	60,959	329,792,842	100.00	(2,186,811)	327,606,031

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~675 million and ~~W~~395 million, respectively.

45

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	18,037,439	9.50	(13,657)	18,023,782
Manufacturing	48,190,687	25.38	(502,209)	47,688,478
Service	80,868,551	42.58	(387,437)	80,481,114
Wholesale and retail	26,108,596	13.75	(246,687)	25,861,909
Construction	4,387,199	2.31	(202,627)	4,184,572
Public sector	1,832,305	0.96	(94,668)	1,737,637
Others	10,475,946	5.52	(289,934)	10,186,012

	189,900,723	100.00	(1,737,219)	188,163,504

	December 31, 2020
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Financial institutions	12,807,603	7.78	(7,802)	12,799,801
Manufacturing	45,229,743	27.49	(467,605)	44,762,138
Service	71,466,009	43.45	(349,419)	71,116,590
Wholesale and retail	22,414,994	13.63	(234,360)	22,180,634
Construction	3,609,505	2.19	(164,845)	3,444,660
Public sector	1,358,422	0.83	(74,717)	1,283,705
Others	7,610,256	4.63	(266,134)	7,344,122

	164,496,532	100.00	(1,564,882)	162,931,650

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~ 675 million and ~~W~~ 395 million, respectively.

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	93,249,089	53.58	(68,753)	93,180,336
General loan	80,729,848	46.39	(600,372)	80,129,476
Credit card	55,520	0.03	(20,596)	34,924

	174,034,457	100.00	(689,721)	173,344,736

	December 31, 2020
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	86,848,079	52.54	(59,059)	86,789,020
General loan	78,387,272	47.42	(559,772)	77,827,500
Credit card	60,959	0.04	(3,098)	57,861

	165,296,310	100.00	(621,929)	164,674,381

46

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	16,780,623	17.13	(10,465)	16,770,158
Group2	39,583,150	40.41	(10,375)	39,572,775
Group3	31,772,074	32.43	(9,957)	31,762,117
Group4	9,677,419	9.88	(6,517)	9,670,902
Group5	140,182	0.14	(273)	139,909
Group6	10,328	0.01	(87)	10,241

	97,963,776	100.00	(37,674)	97,926,102

	December 31, 2020
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	13,721,317	14.22	(8,252)	13,713,065
Group2	26,749,535	27.74	(6,001)	26,743,534
Group3	35,831,558	37.16	(9,458)	35,822,100
Group4	19,706,942	20.44	(13,319)	19,693,623
Group5	401,295	0.42	(1,413)	399,882
Group6	15,962	0.02	(147)	15,815

	96,426,609	100.00	(38,590)	96,388,019

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

*	LTV: Loan to Value ratio

47

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	22,522,528	100.00	(2,127)	22,520,401

	22,522,528	100.00	(2,127)	22,520,401

Securities measured at fair value through profit or loss
Government and government funded institutions	3,367,648	18.19	—	3,367,648
Finance and insurance [1]	12,336,217	66.64	—	12,336,217
Others	2,809,223	15.17	—	2,809,223

	18,513,088	100.00	—	18,513,088

Derivative financial assets
Government and government funded institutions	6,985	0.24	—	6,985
Finance and insurance [1]	2,810,005	94.75	—	2,810,005
Others	148,636	5.01	—	148,636

	2,965,626	100.00	—	2,965,626

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	13,553,504	35.54	—	13,553,504
Finance and insurance	19,463,563	51.03	—	19,463,563
Others	5,123,839	13.43	—	5,123,839

	38,140,906	100.00	—	38,140,906

Securities measured at amortized cost
Government and government funded institutions	12,402,272	55.95	—	12,402,272
Finance and insurance	9,552,417	43.09	(3,075)	9,549,342
Others	213,203	0.96	(223)	212,980

	22,167,892	100.00	(3,298)	22,164,594

	104,310,040		(5,425)	104,304,615

48

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	17,088,277	100.00	(2,379)	17,085,898

	17,088,277	100.00	(2,379)	17,085,898

Securities measured at fair value through profit or loss
Government and government funded institutions	3,856,785	24.55	—	3,856,785
Finance and insurance [1]	10,382,964	66.10	—	10,382,964
Others	1,468,093	9.35	—	1,468,093

	15,707,842	100.00	—	15,707,842

Derivative financial assets
Government and government funded institutions	44,670	1.00	—	44,670
Finance and insurance [1]	3,829,897	85.94	—	3,829,897
Others	582,101	13.06	—	582,101

	4,456,668	100.00	—	4,456,668

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,625,964	36.60	—	14,625,964
Finance and insurance	21,175,736	52.99	—	21,175,736
Others	4,158,975	10.41	—	4,158,975

	39,960,675	100.00	—	39,960,675

Securities measured at amortized cost
Government and government funded institutions	5,162,860	33.11	—	5,162,860
Finance and insurance	10,378,899	66.57	(2,300)	10,376,599
Others	48,972	0.32	(18)	48,954

	15,590,731	100.00	(2,318)	15,588,413

	92,804,193		(4,697)	92,799,496

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~8,223 million and ~~W~~4,312 million, respectively.

49

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,666,513	74.00	—	16,666,513
United States	2,381,704	10.57	(39)	2,381,665
Others	3,474,311	15.43	(2,088)	3,472,223

	22,522,528	100.00	(2,127)	22,520,401

Securities measured at fair value through profit or loss
Korea	16,289,547	87.99	—	16,289,547
United States	1,246,236	6.73	—	1,246,236
Others	977,305	5.28	—	977,305

	18,513,088	100.00	—	18,513,088

Derivative financial assets
Korea	1,060,073	35.75	—	1,060,073
United States	707,545	23.86	—	707,545
France	370,787	12.50	—	370,787
Others	827,221	27.89	—	827,221

	2,965,626	100.00	—	2,965,626

Securities measured at fair value through other comprehensive income *
Korea	34,298,370	89.93	—	34,298,370
United States	556,810	1.46	—	556,810
Others	3,285,726	8.61	—	3,285,726

	38,140,906	100.00	—	38,140,906

Securities measured at amortized cost
Korea	21,250,543	95.86	(2,803)	21,247,740
United States	76,812	0.35	(106)	76,706
United Kingdom	157,558	0.71	(141)	157,417
Others	682,979	3.08	(248)	682,731

	22,167,892	100.00	(3,298)	22,164,594

	104,310,040		(5,425)	104,304,615

50

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	12,131,470	70.99	—	12,131,470
United States	1,952,700	11.43	(282)	1,952,418
Others	3,004,107	17.58	(2,097)	3,002,010

	17,088,277	100.00	(2,379)	17,085,898

Securities measured at fair value through profit or loss
Korea	13,886,018	88.40	—	13,886,018
United States	1,132,332	7.21	—	1,132,332
Others	689,492	4.39	—	689,492

	15,707,842	100.00	—	15,707,842

Derivative financial assets
Korea	2,120,424	47.58	—	2,120,424
United States	612,878	13.75	—	612,878
France	399,942	8.97	—	399,942
Others	1,323,424	29.70	—	1,323,424

	4,456,668	100.00	—	4,456,668

Securities measured at fair value through other comprehensive income *
Korea	37,158,763	92.99	—	37,158,763
United States	223,750	0.56	—	223,750
Others	2,578,162	6.45	—	2,578,162

	39,960,675	100.00	—	39,960,675

Securities measured at amortized cost
Korea	14,757,644	94.66	(2,015)	14,755,629
United States	5,473	0.04	(4)	5,469
United Kingdom	272,511	1.75	(103)	272,408
Others	555,103	3.55	(196)	554,907

	15,590,731	100.00	(2,318)	15,588,413

	92,804,193		(4,697)	92,799,496

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~8,223 million and ~~W~~4,312 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

51

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains a resolution from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Group calculates and manages Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing result for all transactions and off-balance transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest and payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

52

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	112,698	—	—	—	—	—	112,698
Derivatives held for trading [1]	2,706,941	—	—	—	—	—	2,706,941
Derivatives held for hedging [2]	—	2,291	5,996	6,589	15,213	1,423	31,512
Deposits [3]	197,481,610	16,451,640	30,892,560	109,842,440	9,940,768	1,412,235	366,021,253
Borrowings	55,250	9,790,484	4,454,109	10,242,437	7,335,764	901,063	32,779,107
Debentures	14,528	1,163,009	3,233,191	12,576,806	9,468,210	4,769,756	31,225,500
Lease liabilities	139	15,672	29,838	113,617	215,641	18,616	393,523
Other financial liabilities	—	16,929,504	1,486	119,647	47,631	—	17,098,268

	200,371,166	44,352,600	38,617,180	132,901,536	27,023,227	7,103,093	450,368,802

Off-balance sheet items
Commitments [5]	97,135,905	—	—	—	—	—	97,135,905
Acceptances and guarantees contracts	10,212,730	—	—	—	—	—	10,212,730
Financial guarantee contracts [6]	6,021,250	—	—	—	—	—	6,021,250

	113,369,885	—	—	—	—	—	113,369,885

(In millions of Korean won)	December 31, 2020
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	141,277	—	—	—	—	—	141,277
Derivatives held for trading [1]	4,215,097	—	—	—	—	—	4,215,097
Derivatives held for hedging [2]	—	2,807	3,556	14,545	32,981	109	53,998
Deposits [3]	175,037,700	17,146,967	28,299,527	98,963,384	11,965,747	1,825,797	333,239,122
Borrowings	47,502	8,899,500	3,586,809	7,380,706	6,360,442	836,792	27,111,751
Debentures	17,783	1,184,565	4,136,912	7,550,002	11,299,725	4,038,300	28,227,287
Lease liabilities	205	16,362	29,955	111,734	214,008	27,970	400,234
Other financial liabilities [4]	—	13,611,041	1,075	124,707	50,993	1,060	13,788,876

	179,459,564	40,861,242	36,057,834	114,145,078	29,923,896	6,730,028	407,177,642

Off-balance sheet items
Commitments [5]	91,738,296	—	—	—	—	—	91,738,296
Acceptances and guarantees contracts	8,560,896	—	—	—	—	—	8,560,896
Financial guarantee contracts [6]	4,354,919	—	—	—	—	—	4,354,919

	104,654,111	—	—	—	—	—	104,654,111

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Other financial liabilities of ~~W~~ 380,447 million from shareholders’ agreement related to business combination as of December 31, 2020, are not managed by contractual maturity.
[5]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[6]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

53

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	601	427	2,989	—	—	4,017
Cash flow to be paid of net-settled derivatives	313	2,437	3,238	110	—	6,098

	December 31, 2020
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	69	91	350	30	—	540
Cash flow to be paid of net-settled derivatives	124	3,673	7,406	4,043	—	15,246

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Group.

The Group’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

54

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, the Group has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. The Group continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Group also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

The Group measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risk arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

55

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.3.3 VaR

(a) VaR

The Group uses the risk-based valuation method (VaR) to measure the market risk of the trading position.

The Group uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confidence level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under a certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for the normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When the Group measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if the internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions.

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

(c) Stress Testing

The Group carries out stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rate, stock price, foreign exchange rate, and implied volatility of options that have a significant impact on portfolio value in a crisis. The Group carries out stress testing through historical and hypothetical scenarios. This stress testing is carried out at least once a quarter.

VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions with a ten-day holding period, excluding Stressed VaR, for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Average	Minimum	Maximum	December 31, 2021
Interest rate risk	20,051	6,372	55,670	16,534
Stock price risk	9,067	4,537	24,824	5,513
Currency risk	27,886	17,820	49,264	21,522
Diversification effect				(13,039)

Total VaR	40,915	15,986	115,347	30,530

56

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Average	Minimum	Maximum	December 31, 2020
Interest rate risk	59,147	9,588	105,983	50,795
Stock price risk	15,379	3,787	24,821	24,821
Currency risk	36,281	5,302	67,766	49,338
Diversification effect				(7,320)

Total VaR	105,428	14,225	158,798	117,634

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Interest rate risk	25,432	40,290
Stock price risk	6	7,088
Currency risk	46,173	23,938

	71,611	71,316

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading portfolios using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk arises mainly from stock positions held by principal guaranteed trust and derivatives linked to stocks positions in the Capital Markets Department. This stock price risk is managed through VaR, sensitivity limits, and others.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

57

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates ΔEVE for internal management of interest rate risk, assuming a historical-simulation based on interest rate volatility during the past financial crisis (FY2008-FY2009), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flow, ΔEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

ΔNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

58

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.4.4.6 ΔEVE and ΔNII

The Bank calculates ΔEVE by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2021 and 2020, are as follows:

	December 31, 2021		December 31, 2020
(In millions of Korean won)	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	936,965	564,771	544,087	415,339
Scenario 2 (Parallel shock down)	—	—	—	—
Scenario 3 (Short rates down and long rates up)	273,951		245,337
Scenario 4 (Short rates up and long rates down)	311,497		423,673
Scenario 5 (Short rates shock up)	568,246		466,220
Scenario 6 (Short rates shock down)	345,987		480,246
Maximum out of 6 scenarios	936,965	564,771	544,087	415,339
Basic capital	30,491,173		28,234,310

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	5,663,272	335,167	211,344	50,876	489,219	1,005,355	7,755,233
Financial assets at fair value through profit or loss	2,157,251	—	326,279	—	—	143,386	2,626,916
Derivatives held for trading	148,078	—	—	—	5,549	821	154,448
Derivatives held for hedging	82,062	—	—	—	—	90	82,152
Loans measured at amortized cost	26,281,961	583,537	1,546,316	234,612	1,774,589	5,642,904	36,063,919
Financial assets at fair value through other comprehensive income	5,490,476	5,152	121,573	6,273	536,747	351,873	6,512,094
Financial assets at amortized cost	706,511	—	—	—	48,435	448,750	1,203,696
Other financial assets	1,416,785	36,398	95,892	6,874	48,406	115,705	1,720,060

	41,946,396	960,254	2,301,404	298,635	2,902,945	7,708,884	56,118,518

Financial liabilities
Derivatives held for trading	193,160	71	71	—	18,224	1,223	212,749
Derivatives held for hedging	42,470	—	—	—	—	—	42,470
Deposits	20,794,853	847,257	1,835,384	106,321	1,935,261	5,361,049	30,880,125
Borrowings	14,112,294	456,029	304,678	190,436	—	1,412,587	16,476,024
Debentures	6,026,995	—	1,338,391	—	102,443	435,515	7,903,344
Other financial liabilities	1,611,665	23,141	138,497	15,037	74,403	155,868	2,018,611

	42,781,437	1,326,498	3,617,021	311,794	2,130,331	7,366,242	57,533,323

Off-balance sheet items	16,739,153	353	186,938	800	250,239	524,708	17,702,191

59

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,765,956	528,056	211,266	57,386	815,865	819,591	6,198,120
Financial assets at fair value through profit or loss	1,494,702	449	198,613	627	—	87,780	1,782,171
Derivatives held for trading	190,110	—	—	—	4,344	203	194,657
Derivatives held for hedging	112,431	—	—	—	—	—	112,431
Loans measured at amortized cost	18,055,973	550,793	1,097,069	221,880	1,617,715	5,222,701	26,766,131
Financial assets at fair value through other comprehensive income	4,353,660	5,271	9,438	—	342,804	203,469	4,914,642
Financial assets at amortized cost	317,662	—	—	—	108,594	408,590	834,846
Other financial assets	1,776,965	49,660	200,083	5,504	103,064	272,851	2,408,127

	30,067,459	1,134,229	1,716,469	285,397	2,992,386	7,015,185	43,211,125

Financial liabilities
Derivatives held for trading	334,938	65	109	—	42,023	8,733	385,868
Derivatives held for hedging	66,305	—	—	—	—	—	66,305
Deposits	15,927,312	923,353	917,479	66,372	1,750,298	4,305,293	23,890,107
Borrowings	9,241,832	485,618	321,705	218,578	439	1,231,359	11,499,531
Debentures	4,798,724	—	666,873	—	—	308,675	5,774,272
Other financial liabilities	2,625,818	38,752	93,949	9,491	34,716	195,272	2,997,998

	32,994,929	1,447,788	2,000,115	294,441	1,827,476	6,049,332	44,614,081

Off-balance sheet items	13,295,571	32,200	254,222	741	253,472	575,914	14,412,120

4.4.6 Risk management according to interest rate benchmark reform

Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 2021, are as follows:

	December 31, 2021
	Exposure amount *
(In millions of Korean won)	USD LIBOR	Others
Measured at fair value (non-derivative):
Financial investments at fair value through other comprehensive income	231,702	—
Measured at amortized cost:
Loans	3,726,542	55,800
Borrowings and debentures	513,069	—
Others:
Derivative financial instruments	1,126,930	—

*

Financial instruments to be expired before transition to alternative interest rate benchmark are excluded, and non-derivative financial instruments are the carrying amount and others are the nominal amount.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

60

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Group established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2021. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Group is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 8.0% (December 31, 2020: 8.0%), Tier 1 Capital ratio of 9.5% (December 31, 2020: 9.5%), and Total Capital ratio of 11.5% (December 31, 2020: 11.5%)).

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

The risk-weighted assets are the magnitude of assets that reflect the risk that the Group has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Group complied with external capital adequacy requirements as of December 31, 2021 and 2020.

Apart from the capital adequacy ratio, the Group evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

61

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Total Capital:	35,572,367	32,554,705
Tier 1 Capital	30,491,173	28,234,310
Common Equity Tier 1 Capital	29,916,650	27,659,787
Additional Tier 1 Capital	574,523	574,523
Tier 2 Capital	5,081,194	4,320,395
Risk-Weighted Assets:	203,569,325	183,148,273
Credit risk [1]	181,149,126	160,817,395
Market risk [2]	10,833,390	11,372,840
Operational risk [3]	11,586,809	10,958,038
Total Capital ratio (%):	17.47	17.78
Tier 1 Capital ratio (%)	14.98	15.42
Common Equity Tier 1 Capital ratio (%)	14.70	15.10

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Internal Model-Based Method and Standard Method.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Method.

62

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs and foreign subsidiaries-related works.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	3,719,822	2,958,198	1,761,432	—	8,439,452
Intersegment net operating revenues (expenses)	(95,647)	—	65,492	30,155	—

	3,624,175	2,958,198	1,826,924	30,155	8,439,452

Net interest income	3,802,477	3,541,539	388,970	(4,510)	7,728,476
Interest income	5,317,800	4,437,930	943,600	(24,969)	10,674,361
Interest expense	(1,515,323)	(896,391)	(554,630)	20,459	(2,945,885)
Net fee and commission income	390,619	392,060	414,798	(9,596)	1,187,881
Fee and commission income	534,749	535,530	549,265	(32,600)	1,586,944
Fee and commission expense	(144,130)	(143,470)	(134,467)	23,004	(399,063)
Net gains on financial instruments at fair value through profit or loss	29,407	—	316,537	(3,110)	342,834
Net other operating income (expenses)	(598,328)	(975,401)	706,619	47,371	(819,739)
General and administrative expenses	(1,831,948)	(2,036,855)	(535,382)	1,454	(4,402,731)
Operating income before provision for credit losses	1,792,227	921,343	1,291,542	31,609	4,036,721
Provision for credit losses	(392,956)	(125,876)	(4,294)	398	(522,728)
Net operating income	1,399,271	795,467	1,287,248	32,007	3,513,993
Share of profit of associates	—	—	57,156	—	57,156
Net other non-operating expenses	(9,237)	—	(52,812)	(17,556)	(79,605)
Segment profit before income tax expense	1,390,034	795,467	1,291,592	14,451	3,491,544
Income tax expense	(368,577)	(218,753)	(317,138)	(49,047)	(953,515)

Profit for the year	1,021,457	576,714	974,454	(34,596)	2,538,029

Profit attributable to the shareholder of the Bank	1,022,699	576,714	974,454	16,897	2,590,764
Loss attributable to non-controlling interests	(1,242)	—	—	(51,493)	(52,735)
Total assets *	189,310,448	169,513,344	131,447,842	(6,706,736)	483,564,898
Total liabilities *	197,834,530	180,815,013	75,034,139	(3,007,697)	450,675,985

63

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	2,930,827	2,918,826	1,987,012	—	7,836,665
Intersegment net operating revenues (expenses)	80,973	—	50,516	(131,489)	—

	3,011,800	2,918,826	2,037,528	(131,489)	7,836,665

Net interest income	3,238,002	3,178,280	344,078	(5,594)	6,754,766
Interest income	4,899,943	4,519,579	1,062,698	(26,055)	10,456,165
Interest expense	(1,661,941)	(1,341,299)	(718,620)	20,461	(3,701,399)
Net fee and commission income	363,459	406,603	323,135	(25,275)	1,067,922
Fee and commission income	480,190	529,178	468,101	(27,782)	1,449,687
Fee and commission expense	(116,731)	(122,575)	(144,966)	2,507	(381,765)
Net gains (losses) on financial instruments at fair value through profit or loss	(52,493)	—	408,464	(111,788)	244,183
Net other operating income (expenses)	(537,168)	(666,057)	961,851	11,168	(230,206)
General and administrative expenses	(1,555,090)	(2,072,515)	(574,073)	332	(4,201,346)
Operating income before provision for credit losses	1,456,710	846,311	1,463,455	(131,157)	3,635,319
Provision for credit losses	(204,302)	(264,943)	(15,267)	330	(484,182)
Net operating income	1,252,408	581,368	1,448,188	(130,827)	3,151,137
Share of loss of associates	—	—	(48,158)	—	(48,158)
Net other non-operating income	5,490	—	82,731	(59,377)	28,844
Segment profit before income tax expense	1,257,898	581,368	1,482,761	(190,204)	3,131,823
Income tax expense	(339,728)	(159,876)	(347,199)	34,499	(812,304)

Profit for the year	918,170	421,492	1,135,562	(155,705)	2,319,519

Profit attributable to the shareholder of the Bank	917,955	421,492	1,135,562	(176,814)	2,298,195
Profit attributable to non-controlling interests	215	—	—	21,109	21,324
Total assets *	164,323,181	161,330,053	119,529,291	(6,738,411)	438,444,114
Total liabilities *	167,236,387	176,571,944	66,577,810	(2,350,101)	408,036,040

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

64

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Corporate banking service	3,719,822	2,930,827
Retail banking service	2,958,198	2,918,826
Others	1,761,432	1,987,012

	8,439,452	7,836,665

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2021 and 2020, and major non-current assets as of December 31, 2021 and 2020, are as follows:

	Net operating revenues from external customers		Major non-current assets
(In millions of Korean won)	2021	2020	December 31, 2021	December 31, 2020
Domestic	7,768,786	7,416,339	4,385,855	4,462,857
United States	37,332	3,071	7,009	8,206
New Zealand	12,857	3,554	1,932	2,385
China	110,251	67,064	19,320	12,230
Japan	17,482	7,933	2,019	2,607
Myanmar	5,140	6,646	2,993	4,309
Vietnam	10,185	38,983	2,132	2,167
Cambodia	390,383	238,045	29,545	28,709
United Kingdom	23,571	27,092	885	1,250
Indonesia	57,635	13,995	360,556	360,202
India	5,830	13,943	839	1,155
Consolidation adjustments	—	—	474,417	436,572

	8,439,452	7,836,665	5,287,502	5,322,649

65

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows:

	December 31, 2021		December 31, 2020
(In millions of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	25,164,991	25,164,936	19,972,269	19,974,488
Financial assets at fair value through profit or loss:	18,834,364	18,834,364	16,042,357	16,042,357
Debt securities	18,513,088	18,513,088	15,707,842	15,707,842
Equity securities	113,724	113,724	205,794	205,794
Loans	93,930	93,930	38,756	38,756
Others	113,622	113,622	89,965	89,965
Derivatives held for trading	2,835,202	2,835,202	4,291,829	4,291,829
Derivatives held for hedging	130,424	130,424	164,839	164,839
Loans measured at amortized cost	361,144,701	361,047,763	327,332,495	328,145,460
Financial assets at fair value through other comprehensive income:	41,580,315	41,580,315	42,698,069	42,698,069
Debt securities	38,140,906	38,140,906	39,960,675	39,960,675
Equity securities	3,169,800	3,169,800	2,502,614	2,502,614
Loans	269,609	269,609	234,780	234,780
Securities measured at amortized cost	22,164,594	21,880,536	15,588,413	15,655,381
Other financial assets	5,277,227	5,277,227	5,986,686	5,986,686

	477,131,818	476,750,767	432,076,957	432,959,109

Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	112,698	141,277	141,277
Derivatives held for trading	2,706,941	2,706,941	4,215,097	4,215,097
Derivatives held for hedging	42,471	42,471	67,267	67,267
Deposits	363,141,416	363,049,803	330,352,491	330,601,366
Borrowings	32,523,161	32,447,493	26,870,831	26,878,476
Debentures	29,718,734	29,780,948	26,969,584	27,131,418
Other financial liabilities	19,715,198	19,715,198	16,976,326	16,976,326

	447,960,619	447,855,552	405,592,873	406,011,227

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

66

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model and independent external professional valuation institutions. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of counterparty and the Group’s own credit risk are applied through credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

67

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

68

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	4,085,766	11,434,023	3,314,575	18,834,364
Debt securities	3,910,659	11,434,023	3,168,406	18,513,088
Equity securities	61,485	—	52,239	113,724
Loans	—	—	93,930	93,930
Others	113,622	—	—	113,622
Derivatives held for trading	—	2,835,141	61	2,835,202
Derivatives held for hedging	—	130,424	—	130,424
Financial assets at fair value through other comprehensive income:	11,823,832	28,907,384	849,099	41,580,315
Debt securities	9,503,131	28,637,775	—	38,140,906
Equity securities	2,320,701	—	849,099	3,169,800
Loans	—	269,609	—	269,609

	15,909,598	43,306,972	4,163,735	63,380,305

Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivatives held for trading	—	2,706,549	392	2,706,941
Derivatives held for hedging	—	42,471	—	42,471

	112,698	2,749,020	392	2,862,110

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	4,587,921	9,182,082	2,272,354	16,042,357
Debt securities	4,344,334	9,182,082	2,181,426	15,707,842
Equity securities	153,622	—	52,172	205,794
Loans	—	—	38,756	38,756
Others	89,965	—	—	89,965
Derivatives held for trading	—	4,291,785	44	4,291,829
Derivatives held for hedging	—	164,839	—	164,839
Financial assets at fair value through other comprehensive income:	9,918,763	30,861,326	1,917,980	42,698,069
Debt securities	9,334,129	30,626,546	—	39,960,675
Equity securities	584,634	—	1,917,980	2,502,614
Loans	—	234,780	—	234,780

	14,506,684	44,500,032	4,190,378	63,197,094

Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivatives held for trading	—	4,214,990	107	4,215,097
Derivatives held for hedging	—	67,267	—	67,267

	141,277	4,282,257	107	4,423,641

69

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	11,434,023
Debt securities	11,434,023	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	2,835,141	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	130,424	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	28,907,384
Debt securities	28,637,775	DCF Model	Discount rate
Loans	269,609	DCF Model	Discount rate

	43,306,972

Financial liabilities
Derivatives held for trading	2,706,549	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	42,471	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	2,749,020

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	9,182,082
Debt securities	9,182,082	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,291,785	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	164,839	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	30,861,326
Debt securities	30,626,546	DCF Model	Discount rate
Loans	234,780	DCF Model	Discount rate

	44,500,032

Financial liabilities
Derivatives held for trading	4,214,990	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	67,267	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	4,282,257

70

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,644,591	20,973,023	1,547,322	25,164,936
Loans measured at amortized cost	—	—	361,047,763	361,047,763
Securities measured at amortized cost	2,712,403	19,168,133	—	21,880,536
Other financial assets [2]	—	—	5,277,227	5,277,227

	5,356,994	40,141,156	367,872,312	413,370,462

Financial liabilities
Deposits [1]	—	197,274,176	165,775,627	363,049,803
Borrowings [1]	—	2,146	32,445,347	32,447,493
Debentures	—	29,780,948	—	29,780,948
Other financial liabilities [2]	—	—	19,715,198	19,715,198

	—	227,057,270	217,936,172	444,993,442

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,884,215	15,878,268	1,212,005	19,974,488
Loans measured at amortized cost	—	—	328,145,460	328,145,460
Securities measured at amortized cost	4,125,052	11,530,329	—	15,655,381
Other financial assets [2]	—	—	5,986,686	5,986,686

	7,009,267	27,408,597	335,344,151	369,762,015

Financial liabilities
Deposits [1]	—	174,488,438	156,112,928	330,601,366
Borrowings [1]	—	295	26,878,181	26,878,476
Debentures	—	27,131,418	—	27,131,418
Other financial liabilities [2]	—	—	16,976,326	16,976,326

	—	201,620,151	199,967,435	401,587,586

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

71

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	19,168,133	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	29,780,948	DCF Model	Discount rate

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	11,530,329	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	27,131,418	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,547,322	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	361,047,763	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	362,595,085

Financial liabilities
Deposits	165,775,627	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	32,445,347	DCF Model	Other spread, interest rate	Other spread

	198,220,974

72

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,212,005	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	328,145,460	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	329,357,465

Financial liabilities
Deposits	156,112,928	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	26,878,181	DCF Model	Other spread, interest rate	Other spread

	182,991,109

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

73

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020, are as follows:

	2021
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	2,233,598	38,756	1,917,980	(63)	—
Total gains or losses:
- Profit or loss	120,852	(431)	—	(203)	—
- Other comprehensive loss	—	—	(139,455)	—	—
Purchases	1,354,851	55,605	23,507	2	—
Sales	(488,656)	—	(484)	(67)	—
Transfers out of Level 3	—	—	(952,449)	—	—

Ending	3,220,645	93,930	849,099	(331)	—

	2020
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	1,897,487	188,133	1,041,246	(416)	—
Total gains or losses:
- Profit or loss	62,611	627	—	171	—
- Other comprehensive income	—	—	784,051	—	—
Purchases	703,320	—	92,699	3	—
Sales	(429,820)	(150,004)	(16)	—	—
Transfers into Level 3	—	—	—	179	—

Ending	2,233,598	38,756	1,917,980	(63)	—

74

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	102,758	17,460	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	132,034	16,989	—

	2020
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains (losses) recognized in profit or loss for the period	79,025	(15,616)	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period	74,955	(15,616)	—

75

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	3,168,406	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model	Price of underlying asset, interest rate, dividend yield, discount rate, liquidation value, rate of real estate sale price fluctuation, stock price, volatility of stock price	Discount rate	8.17 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	18.87 ~ 19.48	Higher the volatility, higher the fair value fluctuation
Equity securities	52,239	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate Discount rate	0.00 ~ 1.00 10.76 ~ 22.79	Higher the growth rate, higher the fair value Lower the discount rate, higher the fair value
Loans	93,930	DCF Model	Discount rate	Discount rate	8.21	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	61	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	17.00 ~ 25.49	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	849,099	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	10.42 ~ 18.02	Lower the discount rate, higher the fair value
				Volatility of stock price	23.36 ~ 25.49	Higher the volatility, higher the fair value fluctuation

	4,163,735

Financial liabilities
Derivatives held for trading:
Others	392	DCF Model	Interest rate, discount rate	Discount rate	1.46 ~ 2.83	Higher the discount rate, lower the fair value

	392

76

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	2,181,426	MonteCarlo Simulation, Net Asset Value Method, DCF Model	Price of underlying asset, interest rate, dividend yield, volatilities and correlation of underlying asset, discount rate, liquidation value, rate of real estate sale price fluctuation	Volatilities of underlying asset	5.47 ~ 26.70	Higher the volatility, higher the fair value fluctuation
				Correlation of underlying asset	14.83~100.00	Higher the correlation, higher the fair value fluctuation
				Discount rate	8.63 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
Equity securities	52,172	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	7.64 ~ 18.67	Lower the discount rate, higher the fair value
Loans	38,756	DCF Model	Discount rate	Discount rate	7.86	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	44	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	22.11~26.24	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	1,917,980	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00	Higher the growth rate, higher the fair value

				Discount rate	9.90 ~ 19.67	Lower the discount rate, higher the fair value
				Volatility of stock price	22.11 ~ 24.16	Higher the volatility, higher the fair value fluctuation

	4,190,378

Financial liabilities
Derivatives held for trading:
Others	107	DCF Model	Interest rate, discount rate	Discount rate	1.15 ~ 1.29	Higher the discount rate, lower the fair value

	107

77

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	7,065	(7,001)	—	—
Equity securities [2,5]	5,698	(4,328)	—	—
Loans [4]	3,062	(2,742)	—	—
Derivatives held for trading [1]	2	—	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	87,021	(65,000)

	15,827	(14,071)	87,021	(65,000)

Financial liabilities
Derivatives held for trading [1]	196	(204)	—	—

	196	(204)	—	—

78

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	8,051	(6,604)	—	—
Equity securities [2,5]	8,112	(4,545)	—	—
Loans [4]	3,316	(2,952)	—	—
Derivatives held for trading [1]	8	(8)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	94,084	(55,297)

	19,487	(14,109)	94,084	(55,297)

Financial liabilities
Derivatives held for trading [1]	3	(3)	—	—

	3	(3)	—	—

[1]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10.
[2]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (0%p~0.5%p).
[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate sale price fluctuation (-1%p~1%p), and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting liquidation value (-1%p~1%p) and discount rate (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p).
[5]

The amounts of ~~W~~ 3,175,985 million and ~~W~~ 2,992,304 million of financial assets classified as level 3 as of December 31, 2021 and 2020, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

79

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Balance at the beginning of the year (A)	(637)	(1,778)
New transactions (B)	(10,032)	—
Amounts recognized in profit or loss (C=a+b)	1,950	1,141
a. Amortization	1,950	1,141
b. Settlement	—	—

Balance at the end of the year (A+B+C)	(8,719)	(637)

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	25,164,991	—	25,164,991
Financial assets at fair value through profit or loss	18,834,364	—	—	—	—	18,834,364
Derivative financial assets	2,835,202	—	—	—	130,424	2,965,626
Loans measured at amortized cost	—	—	—	361,144,701	—	361,144,701
Financial investments	—	38,410,515	3,169,800	22,164,594	—	63,744,909
Other financial assets	—	—	—	5,277,227	—	5,277,227

	21,669,566	38,410,515	3,169,800	413,751,513	130,424	477,131,818

80

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2021
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivative financial liabilities	2,706,941	—	42,471	2,749,412
Deposits	—	363,141,416	—	363,141,416
Borrowings	—	32,523,161	—	32,523,161
Debentures	—	29,718,734	—	29,718,734
Other financial liabilities	—	19,715,198	—	19,715,198

	2,819,639	445,098,509	42,471	447,960,619

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	19,972,269	—	19,972,269
Financial assets at fair value through profit or loss	16,042,357	—	—	—	—	16,042,357
Derivative financial assets	4,291,829	—	—	—	164,839	4,456,668
Loans measured at amortized cost	—	—	—	327,332,495	—	327,332,495
Financial investments	—	40,195,455	2,502,614	15,588,413	—	58,286,482
Other financial assets	—	—	—	5,986,686	—	5,986,686

	20,334,186	40,195,455	2,502,614	368,879,863	164,839	432,076,957

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivative financial liabilities	4,215,097	—	67,267	4,282,364
Deposits	—	330,352,491	—	330,352,491
Borrowings	—	26,870,831	—	26,870,831
Debentures	—	26,969,584	—	26,969,584
Other financial liabilities	—	16,976,326	—	16,976,326

	4,356,374	401,169,232	67,267	405,592,873

81

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,189	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,463	5,463

			10,652	10,652

	December 31, 2020
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,190	5,190
FK 1411 ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	1,062	1,062
AP 3B ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	646	646
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	6,304	6,304

			13,202	13,202

82

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	860,565	832,352
Loaned securities:
Government and public bonds	49,816	—

	910,381	832,352

	December 31, 2020
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	1,354,289	1,313,483
Loaned securities:
Government and public bonds	741,804	—

	2,096,093	1,313,483

6.4.3 Purchase commitments of securitized debentures

The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Underlying assets	Financial assets at fair value through profit or loss	119,710	75,605
	Loans measured at amortized cost *	2,357,972	1,909,540

		2,477,682	1,985,145

Associated liabilities	Debentures	2,476,072	1,983,840

*	Before netting of allowance

83

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Group has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the consolidated statement of financial position as the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,835,141	—	2,835,141	(1,810,195)	(5)	1,155,365
Derivatives held for hedging	130,424	—	130,424
Unsettled spot exchange receivable	2,353,879	—	2,353,879	(2,349,893)	—	3,986
Bonds purchased under repurchase agreements	5,508,594	—	5,508,594	(5,508,594)	—	—
Domestic exchange settlement debits	43,372,672	(42,383,120)	989,552	—	—	989,552
Other financial instruments	20,728	(20,377)	351	—	—	351

	54,221,438	(42,403,497)	11,817,941	(9,668,682)	(5)	2,149,254

	December 31, 2020
(In millions of Korean won)	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	4,173,489	—	4,173,489	(3,175,203)	(274)	1,162,851
Derivatives held for hedging	164,839	—	164,839
Unsettled spot exchange receivable	3,104,233	—	3,104,233	(3,102,431)	—	1,802
Bonds purchased under repurchase agreements	2,808,380	—	2,808,380	(2,808,380)	—	—
Domestic exchange settlement debits	37,442,464	(36,726,449)	716,015	—	—	716,015
Other financial instruments	20,093	(19,757)	336	—	—	336

	47,713,498	(36,746,206)	10,967,292	(9,086,014)	(274)	1,881,004

84

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	2,706,548	—	2,706,548	(2,019,139)	—	729,880
Derivatives held for hedging	42,471	—	42,471
Unsettled spot exchange payable	2,352,736	—	2,352,736	(2,349,893)	—	2,843
Bonds sold under repurchase agreements *	832,352	—	832,352	(832,352)	—	—
Domestic exchange settlement credits	47,504,809	(42,383,120)	5,121,689	(5,121,689)	—	—
Other financial instruments	23,363	(20,377)	2,986	—	—	2,986

	53,462,279	(42,403,497)	11,058,782	(10,323,073)	—	735,709

	December 31, 2020
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	4,148,295	—	4,148,295	(2,395,773)	—	1,819,789
Derivatives held for hedging	67,267	—	67,267
Unsettled spot exchange payable	3,103,095	—	3,103,095	(3,102,431)	—	664
Bonds sold under repurchase agreements *	1,363,543	—	1,363,543	(1,363,543)	—	—
Domestic exchange settlement credits	37,659,778	(36,726,449)	933,329	(933,329)	—	—
Other financial instruments	22,824	(19,757)	3,067	—	—	3,067

	46,364,802	(36,746,206)	9,618,596	(7,795,076)	—	1,823,520

*	Includes bonds sold under repurchase agreements to customers.

85

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2021	December 31, 2020
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 0.97	15,317,033	11,242,803
	Due from banks	Hana Bank and others	0.00 ~ 2.21	159,059	259,339
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 1.98	20,732	14,050

				15,496,824	11,516,192

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.00	6,252,882	4,161,788
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. New York Branch and others	0.30 ~ 5.75	389,320	630,156
	Due from others	Societe Generale (Paris) and others	0.00 ~ 4.50	383,502	780,141

				7,025,704	5,572,085

				22,522,528	17,088,277

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2021	December 31, 2020	Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	15,317,033	11,242,803	Bank of Korea Act
	Due from others	NH Investment & Securities Co., Ltd. and others	20,733	14,050	Derivatives margin account

			15,337,766	11,256,853

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Indonesia and others	2,262,610	1,097,674	Indonesian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd.	59,275	38,080	New York State Banking Law
	Due from others	Societe Generale (Paris) and others	206,074	380,432	Derivatives margin account

			2,527,959	1,516,186

			17,865,725	12,773,039

*	Before netting of allowance

86

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2021 and 2020, are as follows:

	2021
	12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired
Beginning	2,063	34	282
Transfer between stages	—	—	—
Provision (reversal) for credit losses	7	(35)	(282)
Others (exchange differences, etc.)	57	1	—

Ending	2,127	—	—

	2020
	12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired
Beginning	2,502	1,186	360
Transfer between stages	—	—	—
Reversal of credit losses	(598)	(1,127)	—
Business combination	138	—	—
Others (exchange differences, etc.)	21	(25)	(78)

Ending	2,063	34	282

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	267,505	Repurchase agreements
	Samsung Futures and others	9,889	Derivatives transactions
	Others	94,265	Others

		371,659

Securities measured at fair value through other comprehensive income	CITI Bank	57,693	Repurchase agreements
	The Bank of Korea	2,843,426	Borrowings from the Bank of Korea
		1,249,049	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	590,321	Derivatives transactions
	Others	34,757	Others

		4,775,246

Securities measured at amortized cost	Meritz Securities and others	494,974	Repurchase agreements
	The Bank of Korea	4,847,855	Borrowings from the Bank of Korea
		3,948,622	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	133,860	Derivatives transactions
	KB Insurance Co., Ltd. and others	121,880	Others

		9,547,191

Loans	Others	9,659,575	Covered bond and others
Building / Land	Hanwha Life Insurance Co., Ltd. and others	227,414	Others

		24,581,085

87

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)		December 31, 2020
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	210,171	Repurchase agreements
	Korea Securities Finance Corporation	52,842	Securities borrowing transactions
	Samsung Futures and others	11,225	Derivatives transactions

		274,238

Securities measured at fair value through other comprehensive income	CITI Bank	149,633	Repurchase agreements
	The Bank of Korea	2,837,453	Borrowings from the Bank of Korea
		1,610,691	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	156,300	Derivatives transactions
	Others	4,036	Others

		4,758,113

Securities measured at amortized cost	Meritz Securities and others	1,030,078	Repurchase agreements
	The Bank of Korea	4,295,149	Borrowings from the Bank of Korea
		3,677,922	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	126,199	Derivatives transactions
	KB Insurance Co., Ltd. and others	151,796	Others

		9,281,144

Mortgage loans	Others	10,699,720	Covered bond
Building / Land	Hanwha Life Insurance Co., Ltd. and others	228,995	Others

		25,242,210

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	5,963,678	—

	December 31, 2020
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,969,616	—

88

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting using interest rate swaps to hedge the risk of changes in fair value due to the changes in interest rate of structured debentures in Korean won, debentures, structured deposits in foreign currencies, and debt securities at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, borrowings in foreign currencies, and group of loans measured at amortized cost. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and spot components of the currency forward as hedging instruments to hedge the currency risk of net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2021 and 2020, are as follows:

	December 31, 2021			December 31, 2020
(In millions of Korean won)	Notional Amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	738,589	24,928	296	90,000	3,355	—
Futures [1]	1,863,050	—	—	1,407,684	—	—
Swaps [2]	198,819,031	301,070	312,076	179,047,629	496,723	574,710
Options	11,657,000	172,060	195,666	13,779,000	246,707	297,442

	213,077,670	498,058	508,038	194,324,313	746,785	872,152

Currency
Forwards	95,717,113	1,217,979	854,539	73,702,576	1,608,997	1,954,137
Futures [1]	—	—	—	27,381	—	—
Swaps	65,641,211	1,111,462	1,330,595	49,901,150	1,902,582	1,360,689
Options	2,051,034	7,643	13,376	2,377,775	33,421	28,012

	163,409,358	2,337,084	2,198,510	126,008,882	3,545,000	3,342,838

Stock and index
Futures [1]	—	—	—	5,583	—	—
Options	355	17	—	664	44	—

	355	17	—	6,247	44	—

Credit
Swaps	13,423	—	—	—	—	—

	13,423	—	—	—	—	—

Others	94,300	43	393	74,300	—	107

	376,595,106	2,835,202	2,706,941	320,413,742	4,291,829	4,215,097

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 158,974,418 million and ~~W~~ 146,576,830 million as of December 31, 2021 and 2020, respectively, were traded through the central clearing house.

89

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,044,669	1,171,185	701,102	2,153,038	1,420,914	2,419,231	8,910,139
Average price condition (%), (CD and LIBOR)	0.94	1.23	1.04	1.16	1.06	1.39	1.18
Cash flow hedge
Nominal amount of the hedging instrument	2,843,325	414,925	—	—	—	—	3,258,250
Average price condition (%), (CD and LIBOR)	0.93	0.76	—	—	—	—	0.91

	December 31, 2020
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,255,568	956,315	479,405	620,788	1,462,964	2,442,691	9,217,731
Average price condition (%), (CD and LIBOR)	0.76	0.80	1.00	1.07	1.21	1.14	0.97
Cash flow hedge
Nominal amount of the hedging instrument	1,718,480	489,600	54,400	—	—	—	2,262,480
Average price condition (%), (CD and LIBOR)	0.72	1.17	0.96	—	—	—	0.82
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	165,050	—	—	—	—	—	165,050
Average price condition (KRW/USD)	1,124.25	—	—	—	—	—	1,124.25

90

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

		December 31, 2021				2021
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	1,627,228	—	(20,272)	—	(21,071)
	Debt securities in foreign currencies	3,567,662	—	(12,505)	—	(71,246)
	Deposits in foreign currencies	—	93,521	—	(1,319)	3,222
	Debentures in Korean won	—	2,470,123	—	(79,877)	70,308
	Debentures in foreign currencies	—	1,154,178	—	27,953	45,132

		5,194,890	3,717,822	(32,777)	(53,243)	26,345

			December 31, 2020			2020
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	1,001,957	—	5,888	—	402
	Debt securities in foreign currencies	2,712,980	—	62,922	—	42,382
	Deposits in foreign currencies	—	121,768	—	2,088	(4,491)
	Debentures in Korean won	—	3,623,161	—	(6,839)	27,909
	Debentures in foreign currencies	—	1,985,333	—	81,333	(37,438)

		3,714,937	5,730,262	68,810	76,582	28,764

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	8,910,139	127,290	38,253	(33,228)

	December 31, 2020			2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	9,217,731	158,914	51,841	(23,023)

91

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Interest rate	(6,883)	5,742

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Losses on hedging instruments	(12,657)	(8,214)
Gains on hedged items attributable to the hedged risk	13,056	13,811

	399	5,597

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	Cash flow hedge reserve		Changes in fair value
(In millions of Korean won)	December 31, 2021	December 31, 2020	2021	2020
Interest rate risk	(11,306)	(10,073)	(89)	10,701

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	3,258,250	3,134	4,218	11,555

	December 31, 2020			2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,262,480	125	15,426	(10,492)

92

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Gains (losses) on hedging instruments:	11,555	(10,492)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)	11,468	(10,553)

Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)	87	61

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Other comprehensive income (loss)	11,468	(10,553)
Reclassification to profit or loss	2,303	1,750
Income tax effect	(3,787)	2,421
	9,984	(6,382)

9.4.5 As of December 31, 2021, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until August 11, 2023.

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	Foreign currency translation reserve		Changes in fair value
(In millions of Korean won)	December 31, 2021	December 31, 2020	2021	2020
Currency risk	(30,306)	24,103	80,235	(84,600)

93

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Currency forwards	—	—	—	—
Debentures in foreign currencies	1,273,227	—	1,273,227	(80,235)

	1,273,227	—	1,273,227	(80,235)

	December 31, 2020			2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Currency forwards	165,050	5,800	—	10,237
Debentures in foreign currencies	842,112	—	842,112	74,363

	1,007,162	5,800	842,112	84,600

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Debentures in foreign currencies	1,275,291	852,570

9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Gains (losses) on hedging instruments:	(80,235)	84,600
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)	(80,235)	84,600
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)	—	—

9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Other comprehensive income (loss)	(80,241)	84,592
Reclassification to profit or loss	5,195	—
Income tax effect	20,637	(23,263)

	(54,409)	61,329

94

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

Details of the Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2021, are as follows:

(In millions of Korean won and millions of US dollars)		December 31, 2021
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	3,123,388	2,470,123	5,690,000
USD#LIBOR#3M	USD	2,695	2,154	4,836
USD#LIBOR#6M	USD	224	—	225

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Loans	363,049,216	328,978,696
Deferred loan origination fees and costs	522,425	540,610
Less: Allowances for credit losses	(2,426,940)	(2,186,811)

	361,144,701	327,332,495

10.2 Details of loans to banks as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Loans	8,325,177	5,577,728
Less: Allowances for credit losses	(443)	(683)

	8,324,734	5,577,045

95

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	170,760,821	148,957,704	—	319,718,525
Loans in foreign currencies	3,218,116	20,267,749	—	23,485,865
Domestic import usance bills	—	3,311,142	—	3,311,142
Off-shore funding loans	—	1,135,753	—	1,135,753
Call loans	—	902,301	—	902,301
Bills bought in Korean won	—	2,209	—	2,209
Bills bought in foreign currencies	—	2,001,046	—	2,001,046
Guarantee payments under acceptances and guarantees	—	20,773	—	20,773
Credit card receivables in foreign currencies	—	—	55,520	55,520
Bonds purchased under repurchase agreements	—	4,408,594	—	4,408,594
Privately placed bonds	—	204,736	—	204,736

	173,978,937	181,212,007	55,520	355,246,464
Proportion (%)	48.97	51.01	0.02	100.00

Less: Allowances for credit losses	(669,125)	(1,736,776)	(20,596)	(2,426,497)

	173,309,812	179,475,231	34,924	352,819,967

	December 31, 2020
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	162,521,943	133,263,466	—	295,785,409
Loans in foreign currencies	2,713,408	15,442,088	—	18,155,496
Domestic import usance bills	—	2,152,059	—	2,152,059
Off-shore funding loans	—	1,258,137	—	1,258,137
Call loans	—	1,582,251	—	1,582,251
Bills bought in Korean won	—	1,620	—	1,620
Bills bought in foreign currencies	—	1,739,262	—	1,739,262
Guarantee payments under acceptances and guarantees	—	8,011	—	8,011
Credit card receivables in foreign currencies	—	—	60,959	60,959
Bonds purchased under repurchase agreements	—	2,468,380	—	2,468,380
Privately placed bonds	—	729,994	—	729,994

	165,235,351	158,645,268	60,959	323,941,578
Proportion (%)	51.01	48.97	0.02	100.00

Less: Allowances for credit losses	(618,831)	(1,564,199)	(3,098)	(2,186,128)

	164,616,520	157,081,069	57,861	321,755,450

96

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	590,064	327,891	(334,478)	—	583,477
Others	569	51	(451)	(1)	168

	590,633	327,942	(334,929)	(1)	583,645

Deferred loan origination fees
Loans in Korean won	6,998	5,479	(2,400)	(1)	10,076
Loans in foreign currencies and others	43,025	31,216	(26,717)	3,620	51,144

	50,023	36,695	(29,117)	3,619	61,220

	540,610	291,247	(305,812)	(3,620)	522,425

	2020
(In millions of Korean won)	Beginning	Increase	Decrease	Business combination	Others	Ending
Deferred loan origination costs
Loans in Korean won	573,297	408,691	(391,924)	—	—	590,064
Others	914	417	(761)	—	(1)	569

	574,211	409,108	(392,685)	—	(1)	590,633

Deferred loan origination fees
Loans in Korean won	6,135	3,812	(2,949)	—	—	6,998
Loans in foreign currencies and others	4,135	18,259	(23,388)	48,117	(4,098)	43,025

	10,270	22,071	(26,337)	48,117	(4,098)	50,023

	563,941	387,037	(366,348)	(48,117)	4,097	540,610

97

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2021 and 2020, are as follows:

	2021
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non- impaired	Impaired			Non- impaired	Impaired			Non- impaired	Impaired
Beginning	270,545	177,665	170,621	—	333,135	388,522	843,225	—	74	—	3,024	—
Transfer between stages:
Transfer to 12-month expected credit losses	118,301	(113,470)	(4,831)	—	133,653	(71,680)	(61,973)	—	7	—	(7)	—
Transfer to lifetime expected credit losses (non-impaired)	(91,250)	100,691	(9,441)	—	(71,169)	91,380	(20,211)	—	—	—	—	—
Transfer to lifetime expected credit losses (impaired)	(4,370)	(42,616)	46,986	—	(2,894)	(41,657)	44,551	—	—	—	—	—
Write-offs	—	12	(230,859)	—	—	(3)	(237,343)	—	—	—	(18,924)	—
Sales	(1,100)	(33)	(975)	—	(5)	—	(15,662)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	6,837	51,691	221,946	—	(35,521)	87,382	334,073	—	955	—	35,003	—
Others (exchange differences, etc.)	70	519	2,186	—	9,101	674	29,641	—	42	—	422	—

Ending [3]	299,033	174,459	195,633	—	366,300	454,618	916,301	—	1,078	—	19,518	—

98

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non- impaired	Impaired			Non- impaired	Impaired			Non- impaired	Impaired
Beginning	179,286	176,857	118,428	—	194,520	260,784	406,086	—	—	—	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	117,689	(116,781)	(908)	—	114,049	(106,046)	(8,003)	—	14	—	(14)	—
Transfer to lifetime expected credit losses (non-impaired)	(85,474)	168,863	(83,389)	—	(55,506)	145,541	(90,035)	—	—	—	—	—
Transfer to lifetime expected credit losses (impaired)	(1,513)	(123,252)	124,765	—	(3,254)	(48,710)	51,964	—	(6)	—	6	—
Write-offs	—	(5)	(326,840)	—	—	(1)	(320,375)	—	—	—	(1,746)	—
Sales	(1,540)	(19)	(1,106)	—	(9)	—	(21,005)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	17,730	64,548	296,963	—	(11,787)	114,375	175,556	—	(23)	—	394	—
Business combination	46,413	7,821	46,413	—	99,824	24,303	668,426	—	89	—	4,409	—
Others (exchange differences, etc.)	(2,046)	(367)	(3,705)	—	(4,702)	(1,724)	(19,389)	—	—	—	(25)	—

Ending [3]	270,545	177,665	170,621	—	333,135	388,522	843,225	—	74	—	3,024	—

[1]

Provision (reversal) for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 230,758 million and ~~W~~ 230,447 million of collections from written-off loans for the years ended December 31, 2021 and 2020, respectively.
[3]

Includes additional allowances of ~~W~~ 50,360 million and ~~W~~ 43,777 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 17,801 million and ~~W~~ 19,494 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of December 31, 2021 and 2020, respectively. Includes additional allowances of ~~W~~ 18,625 million due to expanding the scope of the loans subject to individual assessment as of December 31, 2020.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 7,939,987 million and ~~W~~ 8,254,890 million as of December 31, 2021 and 2020, respectively.

99

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2021 and 2020, are as follows:

	2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	302,701,700	24,106,892	2,710,714	—
Transfer between stages:
Transfer to 12-month expected credit losses	30,120,605	(29,694,039)	(426,566)	—
Transfer to lifetime expected credit losses (non-impaired)	(34,694,281)	35,139,427	(445,146)	—
Transfer to lifetime expected credit losses (impaired)	(520,253)	(1,373,673)	1,893,926	—
Write-offs	—	10	(487,127)	—
Sales	(2,755,184)	(7,780)	(136,052)	—
Net increase (decrease) (execution, repayment, and others)	39,572,031	(1,785,994)	(347,569)	—

Ending	334,424,618	26,384,843	2,762,180	—

	2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	274,457,085	19,198,678	1,211,631	—
Transfer between stages:
Transfer to 12-month expected credit losses	25,096,700	(24,979,358)	(117,342)	—
Transfer to lifetime expected credit losses (non-impaired)	(31,612,866)	32,727,302	(1,114,436)	—
Transfer to lifetime expected credit losses (impaired)	(399,136)	(2,155,447)	2,554,583	—
Write-offs	—	(6)	(648,961)	—
Sales	(4,323,388)	(17,860)	(198,254)	—
Business combination	6,105,441	546,313	1,696,366	—
Net increase (decrease) (execution, repayment, and others)	33,377,864	(1,212,730)	(672,873)	—

Ending	302,701,700	24,106,892	2,710,714	—

100

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	2,690,148	3,131,473
Financial bonds	7,710,531	6,884,798
Corporate bonds	1,804,306	1,716,852
Asset-backed securities	197,865	210,686
Beneficiary certificates	4,634,210	2,999,772
Investment funds	378,712	303,157
Derivative-linked securities	—	85,021
Other debt securities	1,097,316	376,083
Equity securities:
Stocks	113,724	205,794
Loans:
Other loans	93,930	38,756
Others:
Financial instruments indexed to the price of gold	113,622	89,965

	18,834,364	16,042,357

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	6,147,357	5,952,887
Financial bonds	18,681,163	19,622,246
Corporate bonds	12,529,985	12,832,053
Asset-backed securities	782,401	1,553,489
Equity securities:
Stocks	3,144,131	2,466,553
Equity investments	25,669	36,061
Loans:
Privately placed bonds	269,609	234,780

	41,580,315	42,698,069

Financial assets at amortized cost
Debt securities:
Government and public bonds	5,742,284	2,182,128
Financial bonds	3,376,623	5,188,916
Corporate bonds	6,358,169	2,592,834
Asset-backed securities	6,659,710	5,596,461
Other debt securities	31,106	30,392
Less: Allowances for credit losses	(3,298)	(2,318)

	22,164,594	15,588,413

	63,744,909	58,286,482

101

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

		2021		2020
(In millions of Korean won)		From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Stocks	Listed	7,106	300	7,000	11,843
	Unlisted	372	10,148	—	10,706
Equity investments		—	—	—	285

		7,478	10,448	7,000	22,834

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

		2021		2020
(In millions of Korean won)		Disposal price *	Accumulated other comprehensive loss as of disposal date	Disposal price *	Accumulated other comprehensive income as of disposal date
Stocks	Listed	575,288	(319,162)	516,883	326,394
	Unlisted	458	(162)	13	13
Equity investments		—	—	3	3

		575,746	(319,324)	516,899	326,410

*	The stocks were disposed of according to the stock price increase and joint sale resolution.

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	6,190	(384)	5,806
Securities measured at amortized cost	1,628	(662)	966

	7,818	(1,046)	6,772

	2020
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	3,289	(540)	2,749
Securities measured at amortized cost	1,713	(636)	1,077

	5,002	(1,176)	3,826

102

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	6,986	39	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,567)	(4)	—
Provision (reversal) for credit losses	6,784	(12)	—
Others (exchange differences, etc.)	(34)	4	—

Ending	12,169	27	—

	2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	3,821	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(589)	—	—
Provision for credit losses	3,787	39	—
Others (exchange differences, etc.)	(33)	—	—

Ending	6,986	39	—

103

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13. Investments in Associates

13.1 Details of investments in associates as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,497	4,497	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	105,923	99,785	99,785	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(19,481)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	4,613	3,726	3,726	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,098	4,098	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	12,600	12,599	12,599	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	3,900	10,275	10,275	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,493	10,493	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	12,344	22,926	22,921	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	4,400	5,895	5,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	7,650	9,015	9,015	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	13,838	14,588	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	35,517	35,517	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	13,000	14,834	14,834	Investment finance	Korea
KB Global Platform Fund	22.73	42,000	49,946	49,946	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	13,982	13,982	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,604	9,604	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	10,000	9,571	9,571	Investment finance	Korea
KB Smart Scale Up Fund	25.00	31,000	31,217	31,217	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	9,978	9,978	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	3,000	2,975	2,975	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	600	600	600	Investment finance	Korea
KB New Deal Innovation Fund	20.00	4,000	3,991	3,991	Investment finance	Korea
All Together Korea Fund No.2 [2]	99.99	10,000	10,070	10,070	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(881)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(100)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(41)	198	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(206)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	712	21	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,105	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	833	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(171)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	25	6	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(62)	13	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	25.41	—	(137)	44	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(316)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(29)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(557)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	215	31	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [3]	20.54	—	(208)	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [3]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [3]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [3]	20.94	—	816	369	Backlight film	Korea
Inter Shipping Co., Ltd. [3]	42.09	—	(17)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [3]	26.74	—	270	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [3]	47.64	—	(1)	—	Manufacture of textiles	Korea

		368,939	370,472	390,957

104

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,153	7,153	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	106,107	106,625	106,625	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	111,772	111,772	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(18,100)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	4,613	4,020	4,020	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	3,375	3,051	3,051	Discovery of and investment in promising FinTech-business venture	Korea
Future Planning KB Start-up Creation Fund	50.00	6,700	12,324	12,324	Investment finance	Korea
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	20.00	7,792	7,876	7,876	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	4,800	19,962	19,962	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	17,113	21,353	21,348	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	6,800	8,021	8,021	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	8,880	9,445	9,445	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	14,367	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	32,999	34,749	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	13,400	13,756	13,756	Investment finance	Korea
KB Global Platform Fund	22.73	28,500	25,507	28,007	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	11,610	11,332	11,332	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,711	9,711	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	2,500	2,493	2,493	Investment finance	Korea
KB Smart Scale Up Fund	25.00	4,000	3,993	3,993	Investment finance	Korea
All Together Korea Fund No.2 [2]	99.99	10,000	10,023	10,023	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(615)	113	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(18)	222	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [3]	38.62	—	(19)	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	709	18	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,342	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	1,184	149	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(126)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(64)	11	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	25.41	—	(132)	48	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(248)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(21)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(398)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	189	5	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [3]	32.80	—	(280)	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [3]	20.72	—	27	—	Print equipment	Korea
Neomio Corp. [3]	21.34	—	(69)	—	Wholesale of household packing	Korea
Gwang Myung Paper Co., Ltd. [3]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [3]	20.94	—	447	—	Backlight film	Korea

		398,973	418,595	441,325

[1]

As of December 31, 2021 and 2020, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2021 and 2020, the Group participates in the investment management committee but cannot exercise control.
[3]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.

105

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Although the Group holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Group’s influence on those trusts is limited according to the trust agreement. In addition, the Group holds 20% or more of its ownership in Orient shipyard Co., Ltd. and seven other companies, but those companies are excluded from associates, because the Group’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	128,297	78,328	10,000	49,969	4,497	—	4,497
Balhae Infrastructure Company	853,961	62,336	840,323	791,625	99,785	—	99,785
Incheon Bridge Co., Ltd.	560,570	690,530	61,096	(129,960)	(19,481)	19,481	—
KB SPROTT Renewable Private Equity Fund No.1	13,886	1,467	15,376	12,419	3,726	—	3,726
KB Digital Innovation & Growth New Technology Business Investment Fund	9,107	—	10,000	9,107	4,098	—	4,098
KB Digital Platform Fund	27,000	2	27,000	26,998	12,599	—	12,599
Future Planning KB Start-up Creation Fund	23,058	2,508	7,800	20,550	10,275	—	10,275
KB High-tech Company Investment Fund	23,722	2,736	3,000	20,986	10,493	—	10,493
Aju Good Technology Venture Fund	64,303	4,703	32,100	59,600	22,926	(5)	22,921
KB-KDBC Pre-IPO New Technology Business Investment Fund	18,069	385	13,200	17,684	5,895	—	5,895
KB-TS Technology Venture Private Equity Fund	35,280	5,229	25,500	30,051	9,015	—	9,015
KB Intellectual Property Fund No.2	38,307	1,406	40,000	36,901	13,838	750	14,588
KB Digital Innovation Investment Fund Limited Partnership	138,678	667	136,000	138,011	35,517	—	35,517
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	69,943	221	61,100	69,722	14,834	—	14,834
KB Global Platform Fund	222,749	2,987	184,800	219,762	49,946	—	49,946
KB-UTC Inno-Tech Venture Fund	47,848	497	48,260	47,351	13,982	—	13,982
WJ Private Equity Fund No.1	35,799	170	37,100	35,629	9,604	—	9,604
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	33,499	—	35,000	33,499	9,571	—	9,571
KB Smart Scale Up Fund	124,924	55	124,000	124,869	31,217	—	31,217
KB Bio Global Expansion Private Equity Fund No.1	38,031	115	38,000	37,916	9,978	—	9,978
KB-KTB Technology Venture Fund	11,008	101	11,000	10,907	2,975	—	2,975
KB-SOLIDUS Healthcare Investment Fund	2,040	—	2,040	2,040	600	—	600
KB New Deal Innovation Fund	20,006	52	20,000	19,954	3,991	—	3,991
All Together Korea Fund No.2	10,072	1	10,001	10,071	10,070	—	10,070

106

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2021 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	128,150	(27,327)	—	(27,327)	90
Balhae Infrastructure Company	97,833	19,559	—	19,559	9,121
Incheon Bridge Co., Ltd.	84,068	(16,219)	—	(16,219)	—
KB SPROTT Renewable Private Equity Fund No.1	—	(983)	—	(983)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	3	(174)	—	(174)	—
KB Digital Platform Fund	—	(2)	—	(2)	—
Future Planning KB Start-up Creation Fund	1,941	1,502	—	1,502	—
KB High-tech Company Investment Fund	8,372	3,962	—	3,962	8,150
Aju Good Technology Venture Fund	22,486	15,407	—	15,407	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	530	120	—	120	—
KB-TS Technology Venture Private Equity Fund	2,094	(1,151)	—	(1,151)	—
KB Intellectual Property Fund No.2	1,102	(1,411)	—	(1,411)	—
KB Digital Innovation Investment Fund Limited Partnership	19,411	9,786	—	9,786	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	14,244	8,495	—	8,495	—
KB Global Platform Fund	61,830	48,130	—	48,130	—
KB-UTC Inno-Tech Venture Fund	1,080	32	—	32	—
WJ Private Equity Fund No.1	291	(398)	—	(398)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	716	(808)	(667)	(1,475)	—
KB Smart Scale Up Fund	4,221	897	—	897	—
KB Bio Global Expansion Private Equity Fund No.1	91	(84)	—	(84)	—
KB-KTB Technology Venture Fund	8	(93)	—	(93)	—
KB New Deal Innovation Fund	6	(46)	—	(46)	—
All Together Korea Fund No.2	53	47	—	47	—

107

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	117,077	37,599	10,000	79,478	7,153	—	7,153
Balhae Infrastructure Company	847,758	1,870	841,784	845,888	106,625	—	106,625
KB GwS Private Securities Investment Trust	534,764	741	425,814	534,023	111,772	—	111,772
Incheon Bridge Co., Ltd.	579,387	700,134	61,096	(120,747)	(18,100)	18,100	—
KB SPROTT Renewable Private Equity Fund No.1	13,896	497	15,376	13,399	4,020	—	4,020
KB Digital Innovation & Growth New Technology Business Investment Fund	6,782	1	7,500	6,781	3,051	—	3,051
Future Planning KB Start-up Creation Fund	27,224	2,576	13,400	24,648	12,324	—	12,324
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	42,585	3,205	38,960	39,380	7,876	—	7,876
KB High-tech Company Investment Fund	40,597	673	9,600	39,924	19,962	—	19,962
Aju Good Technology Venture Fund	57,776	2,265	44,500	55,511	21,353	(5)	21,348
KB-KDBC Pre-IPO New Technology Business Investment Fund	24,655	592	20,400	24,063	8,021	—	8,021
KB-TS Technology Venture Private Equity Fund	34,972	3,490	29,600	31,482	9,445	—	9,445
KB Intellectual Property Fund No.2	38,926	614	40,000	38,312	14,367	633	15,000
KB Digital Innovation Investment Fund Limited Partnership	130,952	2,728	136,000	128,224	32,999	1,750	34,749
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	64,968	313	62,980	64,655	13,756	—	13,756
KB Global Platform Fund	115,243	3,011	125,400	112,232	25,507	2,500	28,007
KB-UTC Inno-Tech Venture Fund	38,585	206	39,319	38,379	11,332	—	11,332
WJ Private Equity Fund No.1	36,197	170	37,100	36,027	9,711	—	9,711
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	8,724	—	8,750	8,724	2,493	—	2,493
KB Smart Scale Up Fund	16,000	29	16,000	15,971	3,993	—	3,993
All Together Korea Fund No.2	10,025	1	10,001	10,024	10,023	—	10,023

108

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	107,810	13,391	—	13,391	90
Balhae Infrastructure Company	63,781	89,757	—	89,757	6,973
KB GwS Private Securities Investment Trust	48,501	47,520	—	47,520	7,453
Incheon Bridge Co., Ltd.	70,345	(23,200)	—	(23,200)	—
KB SPROTT Renewable Private Equity Fund No.1	1	(991)	—	(991)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	4	(250)	21	(229)	—
Future Planning KB Start-up Creation Fund	4,765	1,006	—	1,006	—
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	1,629	626	—	626	—
KB High-tech Company Investment Fund	8,183	3,216	—	3,216	5,000
Aju Good Technology Venture Fund	8,685	2,815	—	2,815	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	5,151	4,421	—	4,421	—
KB-TS Technology Venture Private Equity Fund	5,342	4,051	—	4,051	—
KB Intellectual Property Fund No.2	970	(392)	—	(392)	—
KB Digital Innovation Investment Fund Limited Partnership	4,376	(4,553)	—	(4,553)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	5,257	3,013	—	3,013	—
KB Global Platform Fund	57	(9,995)	—	(9,995)	—
KB-UTC Inno-Tech Venture Fund	—	(866)	—	(866)	—
WJ Private Equity Fund No.1	2	(1,073)	—	(1,073)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	1	(26)	—	(26)	—
KB Smart Scale Up Fund	1	(28)	—	(28)	—
All Together Korea Fund No.2	187	150	—	150	—

*

The condensed financial information of the associates is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

109

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity-method accounting	Other comprehensive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	7,153	—	—	(90)	(2,566)	—	4,497
Balhae Infrastructure Company	106,625	279	(463)	(9,121)	2,465	—	99,785
KB GwS Private Securities Investment Trust	111,772	—	(111,772)	—	—	—	—
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	4,020	—	—	—	(294)	—	3,726
KB Digital Innovation & Growth New Technology Business Investment Fund	3,051	1,125	—	—	(78)	—	4,098
KB Digital Platform Fund	—	12,600	—	—	(1)	—	12,599
Future Planning KB Start-up Creation Fund	12,324	—	(2,800)	—	751	—	10,275
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	7,876	—	(7,780)	(1,696)	1,600	—	—
KB High-tech Company Investment Fund	19,962	—	(3,300)	(8,150)	1,981	—	10,493
Aju Good Technology Venture Fund	21,348	—	(4,769)	—	6,342	—	22,921
KB-KDBC Pre-IPO New Technology Business Investment Fund	8,021	—	(2,400)	—	274	—	5,895
KB-TS Technology Venture Private Equity Fund	9,445	1,650	(2,880)	—	800	—	9,015
KB Intellectual Property Fund No.2	15,000	—	—	—	(412)	—	14,588
KB Digital Innovation Investment Fund Limited Partnership	34,749	—	—	—	768	—	35,517
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	13,756	5,000	(5,400)	—	1,478	—	14,834
KB Global Platform Fund	28,007	13,500	—	—	8,439	—	49,946
KB-UTC Inno-Tech Venture Fund	11,332	3,390	(750)	—	10	—	13,982
WJ Private Equity Fund No.1	9,711	—	—	—	(107)	—	9,604
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	2,493	7,500	—	—	(231)	(191)	9,571
KB Smart Scale Up Fund	3,993	27,000	—	—	224	—	31,217
KB Bio Global Expansion Private Equity Fund No.1	—	10,000	—	—	(22)	—	9,978
KB-KTB Technology Venture Fund	—	3,000	—	—	(25)	—	2,975
KB-SOLIDUS Healthcare Investment Fund	—	600	—	—	—	—	600
KB New Deal Innovation Fund	—	4,000	—	—	(9)	—	3,991
All Together Korea Fund No.2	10,023	—	—	—	47	—	10,070
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	113	—	—	—	(113)	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	222	—	—	—	(24)	—	198
DPAPS Co., Ltd.	—	—	—	—	—	—	—
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	—	—	—
Dongjo Co., Ltd.	18	—	—	—	3	—	21
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	149	—	—	—	(149)	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	—	—	—	—	6	—	6
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Carlife Co., Ltd.	11	—	—	—	2	—	13
Computerlife Co., Ltd.	48	—	—	—	(4)	—	44
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	5	—	—	—	26	—	31
IDTECK Co., Ltd.	—	—	—	—	—	—	—
PIP System Co., Ltd.	—	—	—	—	—	—	—
Neomio Corp.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	—	—	—	—	(49)	418	369
Inter Shipping Co., Ltd.	—	—	—	—	—	—	—
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	—	—	—	—	—	—	—

	441,325	89,644	(142,314)	(19,057)	21,132	227	390,957

110

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity-method accounting	Other comprehensive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	5,991	—	—	(90)	1,252	—	7,153
Balhae Infrastructure Company	101,390	894	—	(6,973)	11,314	—	106,625
KB GwS Private Securities Investment Trust	108,026	—	—	(7,453)	11,199	—	111,772
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	1,031	3,286	—	—	(297)	—	4,020
KB Digital Innovation & Growth New Technology Business Investment Fund	2,030	1,125	—	—	(113)	9	3,051
KB12-1 Venture Investment Partnership	53,535	—	(16,024)	(38,578)	1,067	—	—
Future Planning KB Start-up Creation Fund	15,021	—	(3,200)	—	503	—	12,324
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	10,892	—	(2,584)	—	(432)	—	7,876
KB High-tech Company Investment Fund	31,904	—	(8,550)	(5,000)	1,608	—	19,962
Aju Good Technology Venture Fund	23,016	—	(2,885)	—	1,217	—	21,348
KB-KDBC Pre-IPO New Technology Business Investment Fund	9,494	—	(3,200)	—	1,727	—	8,021
KB-TS Technology Venture Private Equity Fund	10,570	1,200	(2,940)	—	615	—	9,445
KB Intellectual Property Fund No.2	8,514	6,000	—	—	486	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	31,371	2,800	—	—	578	—	34,749
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	10,252	4,000	(1,600)	—	1,104	—	13,756
KB Global Platform Fund	18,779	9,000	—	—	228	—	28,007
KB-UTC Inno-Tech Venture Fund	278	11,310	—	—	(256)	—	11,332
WJ Private Equity Fund No.1	—	10,000	—	—	(289)	—	9,711
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	2,500	—	—	(7)	—	2,493
KB Smart Scale Up Fund	—	4,000	—	—	(7)	—	3,993
All Together Korea Fund No.2	—	100,000	(90,000)	—	150	(127)	10,023
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	116	—	—	—	(3)	—	113
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	256	—	—	—	(34)	—	222
DPAPS Co., Ltd.	—	—	—	—	—	—	—
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	—	—	—
Dongjo Co., Ltd.	115	—	—	—	(97)	—	18
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	578	—	—	—	(731)	302	149
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	3	—	—	—	(3)	—	—
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Carlife Co., Ltd.	—	—	—	—	11	—	11
Computerlife Co., Ltd.	69	—	(29)	—	8	—	48
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	—	—	—	—	(50)	55	5
IDTECK Co., Ltd.	—	—	—	—	—	—	—
Seyoon Development Company	—	—	—	—	—	—	—
PIP System Co., Ltd.	—	—	—	—	—	—	—
Neomio Corp.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	—	—	—	—	—	—	—
PT Bank KB Bukopin Tbk *	121,382	43,909	(54,069)	—	(107,258)	(3,964)	—

	564,711	200,024	(185,081)	(58,094)	(76,510)	(3,725)	441,325

*	The investment was reclassified from associates to subsidiaries during the year ended December 31, 2020 due to additional share purchase.

111

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2021 and 2020, and accumulated amount of unrecognized losses as of December 31, 2021 and 2020, are as follows:

	Unrecognized losses for the period		Accumulated unrecognized losses
(In millions of Korean won)	2021	2020	December 31, 2021	December 31, 2020
Incheon Bridge Co., Ltd.	1,381	3,354	19,481	18,100
Shinla Construction Co., Ltd.	—	—	183	183
Terra Corporation	—	—	14	14
MJT&I Corp.	152	—	152	—
Jungdong Steel Co., Ltd.	—	—	487	487
DSMETAL Co., Ltd.	38	—	103	65
Jaeyang Industry Co., Ltd.	—	—	30	30
Jinseung Tech Co., Ltd.	12	—	33	21
Korea NM Tech Co., Ltd.	(1)	—	28	28
Jungdo Co., Ltd.	237	150	547	310
Dae-A Leisure Co., Ltd.	202		202
Chongil Machine & Tools Co., Ltd.	45	—	64	19
Imt Technology Co., Ltd.	(3)	3	—	3
Skydigital Inc.	68	—	173	106
Jo Yang Industrial Co., Ltd.	8	96	104	96
Il-Kwang Electronic Materials Co., Ltd.	160	—	160	—
IDTECK Co., Ltd.	(72)	216	144	216
DPAPS Co., Ltd.	—	19	—	358
Inter Shipping Co., Ltd.	117	—	117	—

	2,344	3,838	22,022	20,036

112

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,063,213	—	(4)	2,063,209
Buildings	1,784,823	(559,430)	(5,747)	1,219,646
Leasehold improvements	869,957	(806,283)	—	63,674
Equipment and vehicles	1,396,243	(1,228,189)	—	168,054
Construction in-progress	28,226	—	—	28,226
Right-of-use assets	957,169	(566,035)	—	391,134

	7,099,631	(3,159,937)	(5,751)	3,933,943

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,082,890	—	(1,018)	2,081,872
Buildings	1,784,421	(529,020)	(5,859)	1,249,542
Leasehold improvements	830,140	(760,926)	—	69,214
Equipment and vehicles	1,363,077	(1,172,235)	—	190,842
Construction in-progress	34,275	—	—	34,275
Right-of-use assets	824,242	(408,093)	—	416,149

	6,919,045	(2,870,274)	(6,877)	4,041,894

14.1.2 Changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	2,081,872	1,106	(42,175)	(731)	—	23,137	2,063,209
Buildings	1,249,542	1,237	12,248	(3,869)	(45,465)	5,953	1,219,646
Leasehold Improvements	69,214	1,841	39,453	(736)	(46,774)	676	63,674
Equipment and vehicles	190,842	87,034	2,743	(981)	(114,625)	3,041	168,054
Construction in-progress	34,275	107,463	(92,288)	(8,435)	—	(12,789)	28,226
Right-of-use assets [1]	416,149	489,810	—	(306,818)	(214,738)	6,731	391,134

	4,041,894	688,491	(80,019)	(321,570)	(421,602)	26,749	3,933,943

113

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	2020
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Business combination	Others	Ending
Land	1,984,352	6,361	(77,272)	—	—	171,526	(3,095)	2,081,872
Buildings	996,330	41,662	199,578	(227)	(38,224)	51,325	(902)	1,249,542
Leasehold improvements	91,199	1,170	35,140	(383)	(60,362)	2,780	(330)	69,214
Equipment and vehicles	261,726	71,083	3,147	(1,833)	(156,181)	13,600	(700)	190,842
Construction in-progress	85,953	220,202	(291,247)	—	—	19,999	(632)	34,275
Right-of-use assets [1]	364,814	389,952	—	(190,817)	(215,206)	45,438	21,968	416,149

	3,784,374	730,430	(130,654)	(193,260)	(469,973)	304,668	16,309	4,041,894

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	1,126	(5,751)

	2020
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,877)	(12)	—	12	(6,877)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	222,648	—	222,648
Buildings	112,377	(9,960)	102,417

	335,025	(9,960)	325,065

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	218,157	—	218,157
Buildings	107,982	(8,038)	99,944

	326,139	(8,038)	318,101

114

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2021, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	150,299	Cost approach method	- Price per square meter - Replacement cost
	232,950	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

Fair value of investment properties amounts to ~~W~~ 383,249 million and ~~W~~ 345,600 million as of December 31, 2021 and 2020, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 4,477 million and ~~W~~ 24,640 million for the years ended December 31, 2021 and 2020, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	218,157	—	4,491	—	—	222,648
Buildings	99,944	—	3,664	—	(1,191)	102,417

	318,101	—	8,155	—	(1,191)	325,065

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	328,587	125	22,390	(132,945)	—	218,157
Buildings	147,381	—	29,034	(72,794)	(3,677)	99,944

	475,968	125	51,424	(205,739)	(3,677)	318,101

115

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	(11,745)	539,705
Other intangible assets	1,579,448	(1,075,514)	(15,145)	—	488,789

	2,132,100	(1,075,514)	(16,347)	(11,745)	1,028,494

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	(49,590)	501,860
Other intangible assets	1,392,929	(921,920)	(10,215)	—	460,794

	1,945,581	(921,920)	(11,417)	(49,590)	962,654

15.2 Details of goodwill as of December 31, 2021 and 2020, are as follows:

	December 31, 2021		December 31, 2020
(In millions of Korean won)	Acquisition cost	Carrying amount *	Acquisition cost	Carrying amount *
PT Bank KB Bukopin Tbk	89,220	85,893	89,220	80,002
PRASAC Microfinance Institution Plc.	396,942	388,524	396,942	356,570
Housing & Commercial Bank	65,288	65,288	65,288	65,288
Kookmin Bank Cambodia Plc.	1,202	—	1,202	—

	552,652	539,705	552,652	501,860

*	Includes the effect of exchange differences.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

	2020
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

116

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2021 are as follows:

	December 31, 2021
(In millions of Korean won)	Retail banking	Corporate banking	PT Bank KB Bukopin Tbk	PRASAC Microfinance Institution Plc.	Total
Carrying amounts *	49,315	15,973	86,100	388,327	539,715
Recoverable amount exceeding carrying amount	5,767,992	2,004,756	175,872	247,992	8,196,612
Discount rate (%)	18.57	18.96	17.30	23.02
Permanent growth rate (%)	1.00	1.00	3.00	3.00

*	The carrying amount of goodwill at the time of the impairment test

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. The Group acquired a 70% stake in PRASAC Microfinance Institution Plc. with the acquisition date of April 10, 2020, and the goodwill recognized due to the business combination is ~~W~~ 388,524 million as of December 31, 2021. The Group acquired a 67% stake in PT Bank KB Bukopin Tbk with the acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is ~~W~~ 85,893 million as of December 31, 2021. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. The future cash flows of retail banking and corporate banking after the projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share.

The future cash flows of PRASAC Microfinance Institution Plc. and PT Bank KB Bukopin Tbk after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate and the market size of Cambodia and Indonesia, and the recent growth rate of PRASAC Microfinance Institution Plc. and PT Bank KB Bukopin Tbk. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

117

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.5 Details of intangible assets other than goodwill as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,187	(1,963)	—	224
Software	1,247,629	(916,777)	—	330,852
Other intangible assets	294,505	(125,257)	(15,145)	154,103
Right-of-use assets	35,127	(31,517)	—	3,610

	1,579,448	(1,075,514)	(15,145)	488,789

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,048	(1,814)	—	234
Software	1,117,984	(804,558)	—	313,426
Other intangible assets	237,770	(85,038)	(10,215)	142,517
Right-of-use assets	35,127	(30,510)	—	4,617

	1,392,929	(921,920)	(10,215)	460,794

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	234	107	—	(117)	—	224
Software	313,426	129,684	—	(114,225)	1,967	330,852
Other intangible assets	142,517	50,524	(1,834)	(38,236)	1,132	154,103
Right-of-use assets	4,617	—	—	(1,007)	—	3,610

	460,794	180,315	(1,834)	(153,585)	3,099	488,789

(In millions of Korean won)	2020
	Beginning	Acquisition	Transfer	Disposal	Amortization	Business combination	Others	Ending
Industrial property rights	293	50	—	—	(109)	—	—	234
Software	133,977	247,665	185	(3,135)	(70,733)	5,422	45	313,426
Other intangible assets	59,534	18,892	—	(1,125)	(20,207)	95,484	(10,061)	142,517
Right-of-use assets	9,639	—	—	—	(5,022)	—	—	4,617

	203,443	266,607	185	(4,260)	(96,071)	100,906	(10,016)	460,794

118

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(10,215)	(4,971)	—	41	(15,145)

	2020
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(2,166)	(8,145)	55	41	(10,215)

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	77,907	—	77,907
Impairment losses of property and equipment	7,446	—	7,446
Share-based payments	15,687	—	15,687
Provisions for acceptances and guarantees	33,091	—	33,091
Gains or losses on valuation of derivatives	—	(74,111)	(74,111)
Present value discount	—	(142)	(142)
Gains or losses on fair value hedge	—	(14,642)	(14,642)
Accrued interest	—	(42,882)	(42,882)
Deferred loan origination fees and costs	8,596	(138,398)	(129,802)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	32,602	(138,609)	(106,007)
Gains or losses on valuation of security investment	—	(501,409)	(501,409)
Defined benefit liabilities	472,722	—	472,722
Accrued expenses	148,726	—	148,726
Retirement insurance expense	—	(441,633)	(441,633)
Adjustments to the prepaid contributions	—	(29,273)	(29,273)
Others	434,703	(124,602)	310,101

	1,231,480	(1,783,172)	(551,692)
Offsetting of deferred income tax assets and liabilities	(1,081,611)	1,081,611	—

	149,869	(701,561)	(551,692)

119

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	78,327	—	78,327
Impairment losses of property and equipment	2,241	—	2,241
Share-based payments	11,650	—	11,650
Provisions for acceptances and guarantees	17,047	—	17,047
Gains or losses on valuation of derivatives	—	(92,328)	(92,328)
Present value discount	—	(14)	(14)
Gains or losses on fair value hedge	21,060	—	21,060
Accrued interest	—	(35,020)	(35,020)
Deferred loan origination fees and costs	6,674	(140,265)	(133,591)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	32,979	(102,655)	(69,676)
Gains or losses on valuation of security investment	—	(265,941)	(265,941)
Defined benefit liabilities	445,114	—	445,114
Accrued expenses	210,481	—	210,481
Retirement insurance expense	—	(402,227)	(402,227)
Adjustments to the prepaid contributions	—	(28,261)	(28,261)
Others	344,298	(114,200)	230,098

	1,169,871	(1,458,382)	(288,511)
Offsetting of deferred income tax assets and liabilities	(1,111,532)	1,111,532	—

	58,339	(346,850)	(288,511)

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 327,040 million and ~~W~~ 188,609 million associated with investments in subsidiaries and others as of December 31, 2021 and 2020, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 39,821 million and ~~W~~ 23,826 million associated with others as of December 31, 2021 and 2020 due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

16.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 313,586 million and ~~W~~ 221,773 million associated with investments in subsidiaries and others as of December 31, 2021 and 2020, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

16.3.2 No deferred income tax liabilities have been recognized as of December 31, 2021 and 2020 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

120

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

16.4 Changes in cumulative temporary differences for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	76,583	76,583	—	—
Other provisions	284,825	283,770	282,244	283,299
Impairment losses of property and equipment	8,148	4,362	23,290	27,076
Deferred loan origination fees and costs	24,270	11,722	18,708	31,256
Share-based payments	42,361	42,361	57,042	57,042
Provisions for acceptances and guarantees	61,984	61,984	120,332	120,332
Investments in subsidiaries and others	308,534	180,735	317,796	445,595
Defined benefit liabilities	1,618,597	182,536	282,929	1,718,990
Accrued expenses	765,387	765,387	540,823	540,823
Others	1,201,141	509,685	559,178	1,250,634

	4,391,830	2,119,125	2,202,342	4,475,047

Unrecognized deferred income tax assets
Investments in subsidiaries and others	188,609			327,040
Others	23,826			39,821

	4,179,395			4,108,186

Tax rate (%)	27.50			27.50

	1,149,334			1,129,751
Tax loss carryforwards and tax credit	20,537	—	81,192	101,729

Total deferred income tax assets	1,169,871			1,231,480

Taxable temporary differences
Gains or losses on fair value hedge	—	—	(53,243)	(53,243)
Accrued interest	(127,345)	(111,820)	(140,411)	(155,936)
Deferred loan origination fees and costs	(510,055)	(510,055)	(503,266)	(503,266)
Gains or losses on valuation of derivatives	(335,740)	(335,740)	(269,493)	(269,493)
Present value discount	(49)	(49)	(517)	(517)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,008,984)	—	—	(1,008,984)
Investments in subsidiaries and others	(595,065)	(116,061)	(338,614)	(817,618)
Gains or losses on valuation of security investment	(967,057)	(967,057)	(1,823,307)	(1,823,307)
Retirement insurance expense	(1,462,643)	(178,936)	(322,233)	(1,605,940)
Adjustments to the prepaid contributions	(102,768)	(102,768)	(106,446)	(106,446)
Others	(415,278)	(340,613)	(378,433)	(453,098)

	(5,590,272)	(2,663,099)	(3,935,963)	(6,863,136)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(221,773)			(313,586)

	(5,303,211)			(6,484,262)

Tax rate (%)	27.50			27.50

Total deferred income tax liabilities	(1,458,382)			(1,783,172)

121

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Beginning	Business combination	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	44,085	—	44,085	76,583	76,583
Other provisions	219,069	3,995	221,208	282,969	284,825
Impairment losses of property and equipment	9,659	—	9,659	8,148	8,148
Deferred loan origination fees and costs	—	35,863	13,169	1,576	24,270
Share-based payments	44,049	—	44,049	42,361	42,361
Provisions for acceptances and guarantees	76,214	—	76,214	61,984	61,984
Investments in subsidiaries and others	122,292	—	24,965	211,207	308,534
Defined benefit liabilities	1,537,455	15,620	120,513	186,035	1,618,597
Accrued expenses	629,175	—	629,175	765,387	765,387
Others	929,781	105,927	440,676	606,109	1,201,141

	3,611,779	161,405	1,623,713	2,242,359	4,391,830

Unrecognized deferred income tax assets
Investments in subsidiaries and others	7,716				188,609
Others	19,388				23,826

	3,584,675				4,179,395

Tax rate (%)	27.50				27.50

	985,786				1,149,334
Tax loss carryforwards and tax credit	—	18,804	—	1,733	20,537

Total deferred income tax assets	985,786				1,169,871

Taxable temporary differences
Accrued interest	(178,107)	—	(171,025)	(120,263)	(127,345)
Deferred loan origination fees and costs	(495,193)	—	(495,193)	(510,055)	(510,055)
Gains or losses on valuation of derivatives	(217,552)	—	(217,552)	(335,740)	(335,740)
Present value discount	(429)	—	(429)	(49)	(49)
Goodwill arising from the merger	(65,288)	—	—	—	(65,288)
Gains or losses on revaluation	(1,040,976)	—	(31,992)	—	(1,008,984)
Investments in subsidiaries and others	(355,275)	—	(39,160)	(278,950)	(595,065)
Gains or losses on valuation of security investment	(365,092)	—	(365,092)	(967,057)	(967,057)
Retirement insurance expense	(1,364,727)	—	(120,512)	(218,428)	(1,462,643)
Adjustments to the prepaid contributions	(83,262)	—	(83,262)	(102,768)	(102,768)
Others	(413,510)	(1,613)	(344,050)	(344,205)	(415,278)

	(4,579,411)	(1,613)	(1,868,267)	(2,877,515)	(5,590,272)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)				(65,288)
Investments in subsidiaries and others	(33,487)				(221,773)

	(4,480,636)				(5,303,211)

Tax rate (%)	27.50				27.50

Total deferred income tax liabilities	(1,232,175)				(1,458,382)

122

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	115,099	(16,528)	98,571	135,192
Buildings held for sale	170,892	(36,923)	133,969	149,569
Other assets held for sale	10,142	(5,364)	4,778	4,778

	296,133	(58,815)	237,318	289,539

	December 31, 2020
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	80,740	(16,169)	64,571	68,321
Buildings held for sale	152,426	(24,887)	127,539	134,247
Other assets held for sale	10,676	(5,059)	5,617	5,801

	243,842	(46,115)	197,727	208,369

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2021 are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	289,539	Market comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

123

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(46,115)	(15,490)	—	2,790	(58,815)

	2020
(In millions of Korean won)	Beginning	Provision	Reversal	Business combination	Others	Ending
Accumulated impairment losses of assets held for sale	(2,782)	(11,593)	—	(45,433)	13,693	(46,115)

17.4 As of December 31, 2021, assets held for sale consist of 16 real estates of closed offices and 861 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2021. Negotiation with buyers is in process for the one closed office and the remaining 876 assets are also being actively marketed.

18. Other Assets

18.1 Details of other assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Other financial assets
Other receivables	2,451,049	3,497,333
Accrued income	950,095	852,353
Guarantee deposits	872,225	930,748
Domestic exchange settlement debits	989,551	716,015
Others	32,009	10,330
Less: Allowances for credit losses	(16,305)	(18,476)
Present value discount	(1,397)	(1,617)

	5,277,227	5,986,686

Other non-financial assets
Other receivables	310	192
Prepaid expenses	195,109	199,227
Guarantee deposits	2,703	3,165
Prepayments	28,856	25,770
Others	87,729	80,781
Less: Allowances for credit losses	(8,587)	(9,865)

	306,120	299,270

	5,583,347	6,285,956

124

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Other financial assets	Other non-financial assets	Total
Beginning	18,476	9,865	28,341
Provision (reversal)	1,663	(379)	1,284
Write-offs	(5,213)	(2,762)	(7,975)
Others	1,379	1,863	3,242

Ending	16,305	8,587	24,892

	2020
(In millions of Korean won)	Other financial assets	Other non-financial assets	Total
Beginning	11,461	16,528	27,989
Provision	2,422	1,733	4,155
Write-offs	(3,123)	(8,458)	(11,581)
Business combination	5,241	59	5,300
Others	2,475	3	2,478

Ending	18,476	9,865	28,341

19. Deposits

Details of deposits as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Demand deposits
Demand deposits in Korean won	174,210,942	155,897,006
Demand deposits in foreign currencies	15,192,711	12,011,549

	189,403,653	167,908,555

Time deposits
Time deposits in Korean won	153,934,550	148,096,454
Time deposits in foreign currencies	15,688,844	11,876,470
Fair value adjustments of fair value hedged time deposits in foreign currencies	(1,319)	2,088

	169,622,075	159,975,012

Certificates of deposits	4,115,688	2,468,924

	363,141,416	330,352,491

125

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

20. Borrowings

20.1 Details of borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
General borrowings	30,051,040	24,662,850
Bonds sold under repurchase agreements and others	834,455	1,318,049
Call money	1,637,666	889,932

	32,523,161	26,870,831

20.2 Details of general borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2021	December 31, 2020
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	7,131,019	6,463,267
	Borrowings from the government	SEMAS and others	0.00~2.70	2,683,056	2,675,568
	Borrowings from non-banking financial institutions	The Korea Development Bank	0.20~1.45	432,310	446,502
	Other borrowings	The Korea Development Bank and others	0.00~4.90	5,460,862	4,854,745

				15,707,247	14,440,082

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—	2,143	292
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~13.50	12,364,349	9,197,047
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.60~1.36	24,867	23,827
	Other borrowings	Standard Chartered Bank and others	—	1,952,434	1,001,602

				14,343,793	10,222,768

				30,051,040	24,662,850

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2021	December 31, 2020
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.42~9.75	832,353	1,313,483
Bills sold	Counter sale	0.20~2.00	2,102	4,566

			834,455	1,318,049

126

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

20.4 Details of call money as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2021	December 31, 2020
Call money in Korean won	Mitsui Sumitomo Bank Seoul	—	—	220,000
Call money in foreign currencies	Bank CIMB Niaga and others	0.00~4.25	1,637,666	669,932

			1,637,666	889,932

21. Debentures

21.1 Details of debentures as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2021	December 31, 2020
Debentures in Korean won
Structured debentures	5.65~8.62	30,910	31,960
Subordinated fixed rate debentures	2.02~7.86	5,292,957	4,464,407
Fixed rate debentures	0.79~13.70	11,276,086	14,823,854
Floating rate debentures	1.24~1.39	5,310,000	1,890,000

		21,909,953	21,210,221
Fair value adjustments of fair value hedged debentures in Korean won		(79,877)	(6,839)
Less: Discount on debentures in Korean won		(14,685)	(8,070)

		21,815,391	21,195,312

Debentures in foreign currencies
Floating rate debentures	0.37~1.46	1,948,962	1,353,472
Fixed rate debentures	0.05~12.00	5,949,105	4,359,842

		7,898,067	5,713,314
Fair value adjustments of fair value hedged debentures in foreign currencies		27,952	81,333
Less: Discount on debentures in foreign currencies		(22,676)	(20,375)

		7,903,343	5,774,272

		29,718,734	26,969,584

127

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

21.2 Changes in debentures based on par value for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	31,960	—	(1,050)	—	30,910
Subordinated fixed rate debentures	4,464,407	830,000	(1,450)	—	5,292,957
Fixed rate debentures	14,823,854	10,592,620	(14,140,388)	—	11,276,086
Floating rate debentures	1,890,000	5,310,000	(1,890,000)	—	5,310,000

	21,210,221	16,732,620	(16,032,888)	—	21,909,953

Debentures in foreign currencies
Floating rate debentures	1,353,472	810,920	(350,235)	134,805	1,948,962
Fixed rate debentures	4,359,842	2,489,034	(1,134,987)	235,216	5,949,105

	5,713,314	3,299,954	(1,485,222)	370,021	7,898,067

	26,923,535	20,032,574	(17,518,110)	370,021	29,808,020

	2020
(In millions of Korean won)	Beginning	Issue	Repayment	Business combination	Others	Ending
Debentures in Korean won
Structured debentures	33,310	—	(1,350)	—	—	31,960
Subordinated fixed rate debentures	3,416,590	1,750,000	(702,183)	—	—	4,464,407
Fixed rate debentures	10,787,614	13,528,640	(9,492,400)	—	—	14,823,854
Floating rate debentures	300,000	1,890,000	(300,000)	—	—	1,890,000

	14,537,514	17,168,640	(10,495,933)	—	—	21,210,221

Debentures in foreign currencies
Floating rate debentures	1,301,367	493,753	(371,742)	—	(69,906)	1,353,472
Fixed rate debentures	2,857,545	2,313,792	(786,305)	231,804	(256,994)	4,359,842

	4,158,912	2,807,545	(1,158,047)	231,804	(326,900)	5,713,314

	18,696,426	19,976,185	(11,653,980)	231,804	(326,900)	26,923,535

22. Provisions

22.1 Details of provisions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Provisions for credit losses of unused loan commitments	147,765	159,828
Provisions for credit losses of acceptances and guarantees	121,148	62,356
Provisions for restoration costs	128,407	131,674
Others	29,547	34,156

	426,867	388,014

128

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2021 and 2020, are as follows:

	2021
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	81,709	78,119	—	33,190	14,838	14,328
Transfer between stages:
Transfer to 12-month expected credit losses	24,978	(24,976)	(2)	3,958	(203)	(3,755)
Transfer to lifetime expected credit losses	(14,468)	14,587	(119)	(3,973)	3,982	(9)
Impairment	(131)	(355)	486	(10)	(85)	95
Provision (reversal) for credit losses	1,046	(14,198)	(365)	(7,482)	64,178	711
Others (exchange differences, etc.)	1,049	405	—	1,758	(540)	167

Ending *	94,183	53,582	—	27,441	82,170	11,537

	2020
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	61,085	34,670	—	23,881	35,588	16,787
Transfer between stages:
Transfer to 12-month expected credit losses	7,728	(7,723)	(5)	194	(191)	(3)
Transfer to lifetime expected credit losses	(7,186)	9,414	(2,228)	(486)	486	—
Impairment	(32)	(2,937)	2,969	(5)	(461)	466
Provision (reversal) for credit losses	20,304	45,393	(736)	9,583	(20,390)	(2,734)
Business combination	330	2	—	618	—	—
Others (exchange differences, etc.)	(520)	(700)	—	(595)	(194)	(188)

Ending *	81,709	78,119	—	33,190	14,838	14,328

*

Includes additional provisions of ~~W~~ 15,664 million and ~~W~~ 14,974 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 6,441 million and ~~W~~ 20,673 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of December 31, 2021 and 2020, respectively.

129

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

22.3 Changes in provisions for restoration costs for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Beginning	131,674	106,269
Provision	5,879	8,434
Reversal	(1,016)	(1,153)
Used	(12,541)	(7,102)
Unwinding of discount	1,369	2,111
Effect of changes in discount rate	3,042	23,115

Ending	128,407	131,674

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

22.4 Changes in other provisions for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	35	3,008	9,969	6,347	14,797	34,156
Provision (reversal)	77	3,429	24	(896)	(4,289)	(1,655)
Used and others	(69)	(3,375)	126	(166)	530	(2,954)

Ending	43	3,062	10,119	5,285	11,038	29,547

	2020
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	53	3,578	10,662	5,411	13,156	32,860
Provision (reversal)	55	2,579	(3,002)	931	2,005	2,568
Used and others	(73)	(3,149)	(55)	5	(364)	(3,636)
Business combination	—	—	2,364	—	—	2,364

Ending	35	3,008	9,969	6,347	14,797	34,156

130

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

23. Net Defined Benefit Liabilities

23.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,748,770	(1,583,368)	165,402
Current service cost	155,506	—	155,506
Interest expense (income)	34,075	(31,069)	3,006
Remeasurements:
Actuarial gains and losses by experience adjustments	5,180	—	5,180
Actuarial gains and losses by changes in demographic assumptions	7,330	—	7,330
Actuarial gains and losses by changes in financial assumptions	81,928	—	81,928
Return on plan assets (excluding amounts included in interest income)	—	5,363	5,363
Contributions by the Group	—	(264,600)	(264,600)
Payments from plans (benefit payments)	(178,937)	178,937	—
Payments from the Group	(6,578)	—	(6,578)
Transfer in	3,602	(3,067)	535
Transfer out	(5,183)	5,183	—
Effect of exchange differences	2,212	—	2,212

Ending	1,847,905	(1,692,621)	155,284

131

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	2020
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,669,963	(1,490,853)	179,110
Current service cost	155,819	—	155,819
Interest expense (income)	32,956	(29,382)	3,574
Remeasurements:
Actuarial gains and losses by experience adjustments	1,289	—	1,289
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	—	—	—
Return on plan assets (excluding amounts included in interest income)	—	4,230	4,230
Contributions by the Group	—	(187,900)	(187,900)
Payments from plans (benefit payments)	(120,513)	120,513	—
Payments from the Group	(6,209)	—	(6,209)
Transfer in	4,318	(3,696)	622
Transfer out	(3,720)	3,720	—
Effect of exchange differences	(274)	—	(274)
Business combination	15,141	—	15,141

Ending	1,748,770	(1,583,368)	165,402

23.3 Details of net defined benefit liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Present value of defined benefit obligation	1,847,905	1,748,770
Fair value of plan assets	(1,692,621)	(1,583,368)

Net defined benefit liabilities	155,284	165,402

23.4 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Remeasurements:
Actuarial losses arising from experience adjustments	(5,180)	(1,289)
Actuarial losses arising from changes in demographic assumptions	(7,330)	—
Actuarial losses arising from changes in financial assumptions	(81,928)	—
Return on plan assets (excluding amounts included in interest income)	(5,363)	(4,230)
Income tax effect	28,201	1,518
Effect of exchange differences	(15)	(165)

Remeasurements after income tax expense	(71,615)	(4,166)

132

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

23.5 Details of fair value of plan assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,374,281	1,374,281
Others	—	318,340	318,340

	—	1,692,621	1,692,621

(In millions of Korean won)	December 31, 2020
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,433,077	1,433,077
Others	—	150,291	150,291

	—	1,583,368	1,583,368

23.6 Details of significant actuarial assumptions used as of December 31, 2021 and 2020, are as follows:

	December 31, 2021	December 31, 2020
Discount rate (%)	2.60	2.00
Salary increase rate (%)	0.00~5.04	3.75
Turnover rate (%)	1.00~20.00	1.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2021, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	4.37% decrease	4.71% increase
Salary increase rate	0.5%p	4.36% increase	4.10% decrease
Turnover rate	0.5%p	0.30% decrease	0.31% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2021, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	47,391	122,390	488,652	1,083,601	4,054,621	5,796,655

The weighted average duration of the defined benefit obligation is 9.41 and 8.65 years as of December 31, 2021 and 2020, respectively.

133

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2021 is ~~W~~ 164,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Other financial liabilities
Other payables	2,756,641	3,866,318
Prepaid card and debit card payables	1,237	1,079
Accrued expenses	2,178,928	2,390,334
Financial guarantee contracts liabilities	50,390	45,817
Deposits for letter of guarantees and others	387,082	456,536
Domestic exchange settlement credits	5,121,689	933,330
Foreign exchange settlement credits	169,264	134,678
Due to trust accounts	7,033,849	7,542,955
Liabilities incurred from agency relationships	739,276	765,844
Account for agency business	423,798	400,507
Lease liabilities	375,472	380,629
Others	477,572	58,299

	19,715,198	16,976,326

Other non-financial liabilities
Other payables	660,409	858,865
Unearned revenue	70,111	55,830
Accrued expenses	489,686	414,683
Withholding taxes	118,308	120,816
Others	35,859	55,226

	1,374,373	1,505,420

	21,089,571	18,481,746

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won and in number of shares)	Ordinary shares
	December 31, 2021	December 31, 2020
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

134

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	December 31, 2021	December 31, 2020
Amortized Conditional Capital Securities	July 2, 2019	Permanent	4.35	574,523	574,523

Above hybrid securities are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(153,980)	(370,833)

	5,025,335	4,808,482

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Remeasurements of net defined benefit liabilities	(292,232)	(220,178)
Currency translation differences	68,224	(118,526)
Gains (losses) on debt securities measured at fair value through other comprehensive income	(186,463)	88,478
Gains on equity securities measured at fair value through other comprehensive income	1,838,548	733,332
Share of other comprehensive loss of associates	(2,526)	(2,691)
Losses on cash flow hedging instruments	(89)	(10,073)
Gains (losses) on hedging instruments of net investments in foreign operations	(30,306)	24,103

	1,395,156	494,445

135

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Legal reserves	2,043,729	2,042,675
Regulatory reserve for credit losses	2,534,401	2,441,875
Voluntary reserves	16,742,471	15,809,196
Unappropriated retained earnings	2,340,120	1,949,806

	23,660,721	22,243,552

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

25.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Regulatory reserve for credit losses attributable to:
Shareholder of the Bank	2,915,162	2,534,401
Non-controlling interests	60,265	34,138

	2,975,427	2,568,539

25.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Regulatory reserve for credit losses estimated to be appropriated	380,761	92,526
Adjusted profit after provision of regulatory reserve for credit losses *	2,210,003	2,205,669

*

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholder of the Bank.

136

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Interest income
Securities measured at fair value through profit or loss	158,057	189,396
Loans measured at fair value through profit or loss	715	1,596
Securities measured at fair value through other comprehensive income	454,561	500,582
Loans measured at fair value through other comprehensive income	3,003	6,161
Due from financial institutions measured at amortized cost	25,466	36,880
Securities measured at amortized cost	307,447	284,277
Loans measured at amortized cost	9,487,206	9,246,075
Others	237,906	191,198

	10,674,361	10,456,165

Interest expense
Deposits	2,179,196	2,885,914
Borrowings	251,523	307,561
Debentures	453,761	445,350
Others	61,405	62,574

	2,945,885	3,701,399

Net interest income	7,728,476	6,754,766

Interest income recognized on impaired loans is ~~W~~ 17,926 million and ~~W~~ 22,173 million for the years ended December 31, 2021 and 2020, respectively.

137

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Fee and commission income
Banking activity fees	188,079	196,196
Lending activity fees	73,500	85,547
Credit card related fees	2,106	1,083
Debit card related fees	568	497
Agent activity fees	286,286	320,912
Trust and other fiduciary fees	307,632	233,595
Acceptances and guarantees fees	46,597	46,904
Foreign currency related fees	128,945	111,294
Securities agency fees	146,989	153,481
Other business account commission on consignment	39,178	40,461
Others	367,064	259,717

	1,586,944	1,449,687

Fee and commission expense
Trading activity related fees *	13,092	12,939
Lending activity fees	47,861	41,105
Credit card related fees	31,298	28,108
Outsourcing related fees	104,214	108,521
Foreign currency related fees	17,101	21,198
Management fees of written-off loans	16,392	15,597
Contributions to external institutions	23,574	24,016
Others	145,531	130,281

	399,063	381,765

Net fee and commission income	1,187,881	1,067,922

*	Fees from financial instruments at fair value through profit or loss

138

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	387,421	351,761
Equity securities	50,392	63,524

	437,813	415,285

Derivatives held for trading:
Interest rate	3,506,695	1,594,891
Currency	7,102,646	7,625,271
Stock or stock index	675	1,556
Others	1,433	1,464

	10,611,449	9,223,182

Financial liabilities at fair value through profit or loss	1,345	291
Other financial instruments	6,754	689

	11,057,361	9,639,447

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	276,727	100,190
Equity securities	30,068	23,524

	306,795	123,714

Derivatives held for trading:
Interest rate	3,415,836	1,678,151
Currency	6,982,145	7,589,724
Stock or stock index	16	2,858
Credit	70	—
Others	2,212	285

	10,400,279	9,271,018

Financial liabilities at fair value through profit or loss	613	416
Other financial instruments	6,840	116

	10,714,527	9,395,264

Net gains on financial instruments at fair value through profit or loss	342,834	244,183

139

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	2	279
Gains on disposal of securities measured at fair value through other comprehensive income	98,920	188,535
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	42,020	93,643
Gains on redemption of securities measured at amortized cost	126	—
Gains on foreign exchange transactions	2,683,228	2,458,399
Dividend income	17,926	29,834
Others	376,107	203,829

	3,218,329	2,974,519

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	2,172	247
Losses on disposal of securities measured at fair value through other comprehensive income	97,993	7,309
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	3,560	10,278
Losses on redemption of securities measured at amortized cost	6	—
Losses on disposal of securities measured at amortized cost	2	—
Losses on foreign exchange transactions	2,676,760	2,094,443
Deposit insurance fee	466,999	449,076
Credit guarantee fund fee	263,297	242,216
Others	527,279	401,156

	4,038,068	3,204,725

Net other operating expenses	(819,739)	(230,206)

140

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Expenses related to employee
Employee benefits - salaries	1,705,537	1,605,098
Employee benefits - welfare	655,731	658,347
Post-employment benefits - defined benefit plans	158,512	159,393
Post-employment benefits - defined contribution plans	12,111	9,807
Termination benefits	266,541	302,118
Share-based payments	27,995	13,364

	2,826,427	2,748,127

Depreciation and amortization	537,628	569,721

Other general and administrative expenses
Rental expense	70,078	66,070
Tax and dues	130,523	134,033
Communication	37,246	30,893
Electricity and utilities	30,586	25,825
Publication	7,078	7,848
Repairs and maintenance	36,806	17,392
Vehicle	11,903	9,791
Travel	3,738	2,776
Training	23,667	18,059
Service fees	175,579	134,421
Supplies	21,355	25,214
Electronic data processing expenses	175,307	161,562
Others	314,810	249,614

	1,038,676	883,498

	4,402,731	4,201,346

141

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2021, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 76	Apr. 1, 2019	5,765	Services fulfillment, Total Shareholder Return (TSR) 30~50%, and Company and work performance 50~70%
Series 77	May 27, 2019	4,396	Services fulfillment, TSR 30~50%, and Company and work performance 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 79	Jan. 1, 2020	223,517	Services fulfillment, TSR 0~50%, and Company and work performance 50~100%
Series 80	Mar. 1, 2020	7,943	Services fulfillment, TSR 30~50%, and Company and work performance 50~70%
Series 81	Jan. 1, 2021	234,366	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 82	Mar. 1, 2021	18,202	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 83	Apr. 1, 2021	7,871	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 84	May 27, 2021	4,032	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2015		760	Satisfied
Deferred grant in 2016		12,671	Satisfied
Deferred grant in 2017		9,763	Satisfied
Deferred grant in 2018		33,916	Satisfied
Deferred grant in 2019		66,067	Satisfied
Deferred grant in 2020		80,634	Satisfied

		746,346

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2021 (Deferred grants are residual shares vested as of December 31, 2021).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

142

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2021, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	Jan. 1, 2015	5,019	Satisfied
Stock granted in 2016	Jan. 1, 2016	12,867	Satisfied
Stock granted in 2017	Jan. 1, 2017	3,862	Satisfied
Stock granted in 2018	Jan. 1, 2018	38,067	Satisfied
Stock granted in 2019	Jan. 1, 2019	83,778	Satisfied
Stock granted in 2020	Jan. 1, 2020	135,336	Satisfied
Stock granted in 2021	Jan. 1, 2021	109,561	Proportion to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows:

(In Korean won)	Expected exercise period (years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Series 76	0.00~3.00	1.35%	50,023~56,379	50,023~56,379
Series 77	0.00~3.00	1.35%	50,023~56,379	50,023~56,379
Series 78	0.00~3.00	1.35%	49,885~56,223	50,023~56,379
Series 79	0.00~3.00	1.35%	50,023~56,379	50,023~56,379
Series 80	0.16~4.00	1.35%	48,344~53,308	48,344~53,308
Series 81	1.00~4.00	1.35%	48,344~56,379	48,344~56,379
Series 82	1.16~5.00	1.35%	46,800~51,523	46,800~51,523
Series 83	1.25~5.00	1.35%	46,800~51,523	46,800~51,523
Series 84	1.40~5.00	1.35%	46,800~51,523	46,800~51,523
Grant deferred in 2015	—	1.35%	—	56,379~56,379
Grant deferred in 2016	0.00~2.00	1.35%	—	47,153~56,379
Grant deferred in 2017	0.00~2.00	1.35%	—	51,523~56,379
Grant deferred in 2018	0.00~2.00	1.35%	—	51,523~56,379
Grant deferred in 2019	0.00~1.00	1.35%	—	45,096~56,379
Grant deferred in 2020	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2015	0.00~2.00	1.35%	—	47,153~56,379
Stock granted in 2016	0.00~3.00	1.35%	—	47,153~56,379
Stock granted in 2017	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2018	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2019	0.00~1.00	1.35%	—	53,308~56,379
Stock granted in 2020	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2021	0.46~3.00	1.35%	—	50,023~54,229

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

143

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 53,577 million and ~~W~~ 39,499 million as of December 31, 2021 and 2020, respectively, and the compensation costs amounting to ~~W~~ 27,995 million and ~~W~~ 13,364 million were recognized for the years ended December 31, 2021 and 2020, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~0.03	14,907
	Apr. 1, 2019	167	0.00~0.25	73
	Apr. 18, 2019	105	0.00~0.29	45
	Apr. 22, 2019	33	0.00~0.30	17
	Jul. 1, 2019	109	0.00~0.50	87
	Aug. 29, 2019	39	0.00~0.66	35
	Sep. 2, 2019	50	0.00~0.67	28
	Nov. 1, 2019	119	0.00~0.83	71
	Nov. 8, 2019	14	0.00~0.85	6
	Dec. 5, 2019	56	0.00~0.93	43
	Dec. 6, 2019	84	0.00~0.93	82
	Dec. 31, 2019	87	0.00~1.00	65
Stock granted in 2020	Jan. 18, 2020	28,645	0.00~1.05	19,435
	May 12, 2020	46	0.00~1.36	44
	Jun. 30, 2020	206	0.00~1.50	206
	Aug. 26, 2020	40	0.00~1.65	40
	Oct. 29, 2020	160	0.00~1.83	160
	Nov. 6, 2020	45	0.00~1.85	37
	Nov. 30, 2020	35	0.00~1.92	34
	Dec. 2, 2020	57	0.00~1.92	53
	Dec. 4, 2020	154	0.00~1.93	141
	Dec. 30, 2020	88	0.00~2.00	86
Stock granted in 2021	Jan. 15, 2021	28,156	0.00~2.04	26,708
	Apr. 5, 2021	89	0.00~2.26	89
	Jul. 1, 2021	54	0.00~2.50	54
	Jul. 2, 2021	11	0.00~2.50	11
	Jul. 27, 2021	70	0.00~2.57	70
	Nov. 1, 2021	71	0.00~2.84	71
	Nov. 16, 2021	53	0.00~2.88	53
	Dec. 3, 2021	91	0.00~2.92	91
	Dec. 6, 2021	87	0.00~2.93	87
	Dec. 30, 2021	76	0.00~3.00	76

		85,677		63,005

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2021. These shares are vested immediately at grant date.

144

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,465 million and ~~W~~ 2,862 million as of December 31, 2021 and 2020, respectively. The compensation costs amounting to ~~W~~ 2,116 million and ~~W~~ 1,086 million were recognized as expenses for the years ended December 31, 2021 and 2020, respectively.

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	11,478	97,905
Rental income	19,238	36,463
Others	29,443	25,133

	60,159	159,501

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	10,522	2,198
Donation	75,909	88,987
Restoration costs	2,743	2,413
Others	50,590	37,059

	139,764	130,657

Net other non-operating income (expenses)	(79,605)	28,844

145

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Income tax payable
Current income tax expense	895,895	1,034,430
Adjustments of income tax of prior years recognized in current tax	5,331	(19,390)

	901,226	1,015,040

Changes in deferred income tax assets and liabilities	263,181	93,480
Income tax expense of overseas branches	20,920	15,795
Income tax recognized directly in equity:
Net gains or losses on equity instruments at fair value through other comprehensive income	(419,220)	(163,101)
Net gains or losses on debt instruments at fair value through other comprehensive income	106,811	(13,227)
Currency translation differences	(9,166)	10,516
Remeasurements of net defined benefit liabilities	28,201	1,518
Gains or losses on hedging instruments of net investments in foreign operations	20,637	(23,263)
Gains or losses on cash flow hedging instruments	(3,787)	2,421
Share of other comprehensive income or loss of associates	(63)	2,647

	(276,587)	(182,489)

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	87,814	(89,763)
Consolidated tax return effect	(45,308)	(39,238)

Others	2,269	(521)

Income tax expense	953,515	812,304

146

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Profit before income tax expense	3,491,544	3,131,823
Income tax at the applicable tax rate *	949,814	850,890
Non-taxable income	(14,491)	(10,318)
Non-deductible expenses	11,539	6,960
Tax credit and tax exemption	—	(1,197)
Temporary difference for which no deferred tax is recognized	21,967	21,066
Income tax refund for tax of prior years	(17,187)	(27,913)
Income tax expense of overseas branches	20,920	15,795
Tax effect of investments in subsidiaries	20,942	(1,804)
Foreign subsidiary tax rate difference effect	(842)	(8,727)
Consolidated tax return effect	(45,309)	(39,238)
Others	6,162	6,790

Income tax expense	953,515	812,304

Income tax expense/Profit before income tax (%)	27.31	25.94

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2021 and 2020.

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Tax payables after offsetting [1,2]	480,218	604,763
Adjustment on consolidated tax payable and others [3]	(45,308)	(39,238)
Consolidated tax return accounts payables [4]	(377,629)	(528,044)

Current tax payable	57,281	37,481

[1]

Current tax assets of ~~W~~ 44,942 million and ~~W~~ 36,462 million due to uncertain tax position and current tax assets of ~~W~~ 16,372 million and ~~W~~ 11,385 million for overseas branches were excluded, which does not qualify for offsetting as of December 31, 2021 and 2020, respectively.

[2]

Includes income tax payable of ~~W~~ 57,281 million and ~~W~~ 37,481 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2021 and 2020, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2021, amounting to ~~W~~ 1,031,167 million (~~W~~ 2,550 per share) is to be proposed at the general shareholder’s meeting scheduled for March 24, 2022. The Group’s consolidated financial statements as of and for the year ended December 31, 2021, do not reflect this dividend payable.

147

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(220,178)	(100,255)	—	28,201	—	(292,232)
Currency translation differences	(118,526)	193,922	1,994	(9,166)	—	68,224
Gains on (losses) debt securities measured at fair value through other comprehensive income	88,478	(385,466)	3,714	106,811	—	(186,463)
Gains on equity securities measured at fair value through other comprehensive income	733,332	1,205,112	—	(419,220)	319,324	1,838,548
Share of other comprehensive loss of associates	(2,691)	228	—	(63)	—	(2,526)
Losses on cash flow hedging instruments	(10,073)	11,468	2,303	(3,787)	—	(89)
Gains (losses) on hedging instruments of net investments in foreign operations	24,103	(80,241)	5,195	20,637	—	(30,306)

	494,445	844,768	13,206	(276,587)	319,324	1,395,156

	2020
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(216,067)	(5,629)	—	1,518	—	(220,178)
Currency translation differences	15,943	(144,985)	—	10,516	—	(118,526)
Gains on debt securities measured at fair value through other comprehensive income	56,750	129,688	(84,733)	(13,227)	—	88,478
Gains on equity securities measured at fair value through other comprehensive income	303,338	919,505	—	(163,101)	(326,410)	733,332
Share of other comprehensive income (loss) of associates	4,287	(3,725)	(5,900)	2,647	—	(2,691)
Losses on cash flow hedging instruments	(3,691)	(10,553)	1,750	2,421	—	(10,073)
Gains (losses) on hedging instruments of net investments in foreign operations	(37,226)	84,592	—	(23,263)	—	24,103

	123,334	968,893	(88,883)	(182,489)	(326,410)	494,445

148

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

35. Trust Accounts

35.1 Financial information of the trust accounts the Group manages, as of and for the years ended December 31, 2021 and 2020, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2021	December 31, 2020	2021	2020
Consolidated	4,372,406	4,460,439	92,012	138,422
Unconsolidated (non-guaranteed)	68,491,476	54,197,612	2,002,166	1,872,611

	72,863,882	58,658,051	2,094,178	2,011,033

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Trust segment	Receivables
	Accrued trust fees	30,288	43,590
	Other accrued income	23,848	21,898

		54,136	65,488

	Payables
	Due to trust accounts	1,019,236	2,428,780
	Accrued interest on due to trust accounts	3,949	5,088
	Deposits	485,126	284,971
	Accrued interest on deposits	1,735	811

		1,510,046	2,719,650

Custody segment	Receivables
	Accrued trust fees	7,689	6,453
	Payables
	Due to trust accounts	6,014,613	5,114,175
	Accrued interest on due to trust accounts	3,599	1,124

		6,018,212	5,115,299

149

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

35.3 Significant revenues and expenses related to the Group’s trust accounts for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021	2020
Trust segment	Revenues
	Fees and commissions from trust accounts	270,977	200,718
	Management fees and commissions from retirement pension	28,387	22,238
	Commissions from early termination in trust accounts	36	45

		299,400	223,001

	Expenses
	Interest expenses on due to trust accounts	11,150	10,663
	Interest expenses on deposits	4,868	4,013

		16,018	14,676

Custody segment	Revenues
	Fees and commissions from trust accounts	36,656	32,878
	Expenses
	Interest expenses on due to trust accounts	20,470	19,969

150

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

36. Statement of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Cash	2,494,543	2,558,591
Checks issued by other banks	150,047	327,780
Due from the Bank of Korea	16,038,651	11,649,551
Due from other financial institutions	6,481,750	5,436,347

	25,164,991	19,972,269

Deduction:
Restricted due from financial institutions	(17,865,725)	(12,773,039)
Due from financial institutions with original maturities over three months	(302,075)	(394,931)

	(18,167,800)	(13,167,970)

	6,997,191	6,804,299

36.2 Significant non-cash transactions for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Write-offs of loans	484,243	648,967
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	(274,941)	31,728
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	1,105,217	429,994
Changes in accumulated other comprehensive income from valuation of investments in associates	165	(6,978)
Changes in financial investments due to debt-for-equity swap	327	13,820

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Activities	2021	2020
Income tax paid	Operating	1,043,878	836,703
Interest received	Operating	10,843,378	10,812,128
Interest paid	Operating	3,169,577	4,258,011
Dividends received	Operating	170,449	105,098
Dividends paid	Financing	917,941	1,330,407
Interest (dividends) paid on hybrid securities	Financing	24,144	25,658

151

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	(142,840)	26,870,831	26,969,584	7,542,955	380,629	456,536	419,308	62,497,003
Cash flow	5,870	4,743,115	2,415,697	(509,106)	(162,954)	(71,326)	(373,592)	6,047,704
New lease and termination	—	—	—	—	147,470	—	—	147,470
Exchange differences	—	909,325	370,021	—	—	—	33,516	1,312,862
Changes in fair values	41,762	—	(126,419)	—	—	—	—	(84,657)
Changes from business combination	—	—	—	—	—	—	51,377	51,377
Other changes from non-cash transactions	7,083	(110)	89,851	—	10,327	1,872	(22,494)	86,529

Ending	(88,125)	32,523,161	29,718,734	7,033,849	375,472	387,082	108,115	70,058,288

	2020
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	(114,590)	19,141,262	18,739,992	5,216,460	344,417	286,946	61,284	43,675,771
Cash flow	(16,202)	6,332,405	8,298,952	2,326,495	(163,382)	169,500	(31,122)	16,916,646
New lease and termination	—	—	—	—	158,859	—	—	158,859
Exchange differences	—	(479,481)	(324,374)	—	—	—	(45,273)	(849,128)
Changes in fair values	(36,017)	—	12,018	—	—	—	—	(23,999)
Changes from business combination	—	1,876,826	229,277	—	32,436	—	419,738	2,558,277
Other changes from non-cash transactions	23,969	(181)	13,719	—	8,299	90	14,681	60,577

Ending	(142,840)	26,870,831	26,969,584	7,542,955	380,629	456,536	419,308	62,497,003

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

152

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	136,914	144,457
Performance bond	3,476	3,476
Refund guarantees	27,811	27,811
Others	786,183	1,017,561

	954,384	1,193,305

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	523,037	221,422
Letter of guarantees	83,089	45,693
Bid bond	18,874	72,037
Performance bond	855,247	703,826
Refund guarantees	874,173	801,445
Others	2,518,394	3,084,067

	4,872,814	4,928,490

Financial guarantee contracts:
Acceptances and guarantees for issuance of debenture	5,040	10,040
Acceptances and guarantees for mortgage	51,053	89,302
Overseas debt guarantees	428,108	410,470
International financing guarantees in foreign currencies	132,114	197,097
Other financial guarantees in Korean won	50,950	50,950

	667,265	757,859

	6,494,463	6,879,654

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	3,551,767	2,094,989
Refund guarantees	833,765	344,112

	4,385,532	2,439,101

	10,879,995	9,318,755

153

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.2 Credit qualities of acceptances and guarantees as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,545,788	838	—	4,546,626
Grade 2	1,594,713	32,567	—	1,627,280
Grade 3	105,691	46,174	—	151,865
Grade 4	7,722	149,785	214	157,721
Grade 5	—	774	10,197	10,971

	6,253,914	230,138	10,411	6,494,463

Unconfirmed acceptances and guarantees *
Grade 1	3,083,636	3,391	—	3,087,027
Grade 2	998,204	39,224	—	1,037,428
Grade 3	12,039	34,797	—	46,836
Grade 4	11,925	195,794	—	207,719
Grade 5	—	138	6,384	6,522

	4,105,804	273,344	6,384	4,385,532

	10,359,718	503,482	16,795	10,879,995

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,377,798	1,119	—	4,378,917
Grade 2	2,281,423	47,438	—	2,328,861
Grade 3	27,588	85,321	—	112,909
Grade 4	14,925	33,440	501	48,866
Grade 5	—	453	9,648	10,101

	6,701,734	167,771	10,149	6,879,654

Unconfirmed acceptances and guarantees *
Grade 1	1,422,528	771	—	1,423,299
Grade 2	912,209	28,506	—	940,715
Grade 3	11,399	23,069	—	34,468
Grade 4	2,369	29,934	—	32,303
Grade 5	—	589	7,727	8,316

	2,348,505	82,869	7,727	2,439,101

	9,050,239	250,640	17,876	9,318,755

*	Applied same criteria as the credit qualities classification of loans.

154

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,444,961	3,377,150	8,822,111	81.09
Small and medium-sized companies	820,327	657,073	1,477,400	13.58
Public sector and others	229,175	351,309	580,484	5.33

	6,494,463	4,385,532	10,879,995	100.00

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,549,971	1,770,235	7,320,206	78.55
Small and medium-sized companies	695,860	459,487	1,155,347	12.40
Public sector and others	633,823	209,379	843,202	9.05

	6,879,654	2,439,101	9,318,755	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	398,801	10,114	408,915	3.76
Manufacturing	2,742,224	2,979,232	5,721,456	52.59
Service	676,440	38,920	715,360	6.58
Wholesale and retail	1,603,085	999,416	2,602,501	23.92
Construction	317,946	38,260	356,206	3.27
Public sector	28,257	99,841	128,098	1.18
Others	727,710	219,749	947,459	8.70

	6,494,463	4,385,532	10,879,995	100.00

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	644,915	5,870	650,785	6.98
Manufacturing	2,992,319	1,285,530	4,277,849	45.91
Service	920,352	89,457	1,009,809	10.84
Wholesale and retail	1,086,772	891,619	1,978,391	21.23
Construction	411,601	14,488	426,089	4.57
Public sector	104,925	103,285	208,210	2.23
Others	718,770	48,852	767,622	8.24

	6,879,654	2,439,101	9,318,755	100.00

155

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.5 Details of commitments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Commitments
Corporate loan commitments	44,763,099	39,529,706
Retail loan commitments	47,048,097	46,373,309
Other commitments in Korean won	1,300,000	1,300,000
Purchase of other securities	4,024,709	4,535,281

	97,135,905	91,738,296

Financial guarantee contracts
Credit line	4,858,585	2,913,260
Purchase of securities	495,400	683,800

	5,353,985	3,597,060

	102,489,890	95,335,356

37.6 Other Matters (including litigation)

a) The Group has 61 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 236,142 million, and details of pending lawsuits in which the Group is a defendant as of December 31, 2021, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for a return of redemption amount	1	48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

				Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-3777) at the written complaint review stage]

Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Decision in the first trial on December 29, 2021. Won both lawsuits on the merits and counterclaim Galamat-Art LLP lodged an appeal

Others	116	166,744	Others (excluding simple lawsuits related to the collection or management of loans)

	118	311,012

156

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

b) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Group’s accounting policy related to COVID-19 is described in Note 2.4 Critical accounting estimates and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

c) The Group has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank KB Bukopin Tbk. Under this agreement, the Group and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, the Group can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

157

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2021, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank, Kookmin Bank Cambodia Plc.	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Microfinance services
Kookmin Bank	PT Bank KB Bukopin Tbk	67.00	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk	PT Bank Syariah Bukopin	92.78	Indonesia	Banking
PT Bank KB Bukopin Tbk	PT Bukopin Finance	97.04	Indonesia	Installment financing
Kookmin Bank	Personal pension trust and 10 others[1]	0.00	Korea	Trust
Kookmin Bank	KBL Incheon 1st L.L.C. and 58 others[2]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1[2]	86.00	Korea	Investment trust
Kookmin Bank	KB Haeorum Private Securities Fund No.83 (Bond)[2]	99.90	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10 (Bond)[2]	99.68	Korea	Investment trust
Kookmin Bank	Woori SafePlus Private Securities Fund S-8[2]	90.91	Korea	Investment trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)[2]	99.86	Korea	Investment trust
Kookmin Bank	Meritz Private Real Estate Fund No.9-2[2]	99.98	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10[2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)[2]	97.08	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1[2]	90.09	Korea	Investment trust
KB Core Blind Private Real Estate Fund No.1	KB Wise Star Real Estate Fund No.3[2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.3 (USD)[2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond)[2]	98.00	Korea	Investment trust
Kookmin Bank	KB Emerging Markets Dept Private Securities Fund(USD)(Bond)[2]	99.84	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D2	99.50	Korea	Investment trust
Kookmin Bank	KIM Basic Private Securities Fund No.102 (Bond)[2]	99.80	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.10[2]	99.83	Korea	Investment trust
Kookmin Bank	KB KBSTAR Active Korea Short Term Bond Market(AA-) ETF[2]	78.62	Korea	Investment trust
Kookmin Bank	KTB Global CREDebt No.52[2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3[2]	98.60	Korea	Investment trust
Kookmin Bank	KBSTAR FKTB 5Y Duration Following ETF[2]	99.02	Korea	Investment trust
Kookmin Bank	NH-Amundi Private Securities Investment Trust S5(USD)(BOND)[2]	85.71	Korea	Investment trust
Kookmin Bank	Vestas Investors Private Real Estate Fund Investment Trust No.69-3[2]	99.52	Korea	Investment trust

[1]

The Group controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

158

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

[2]	The Group controls these investees because it is significantly exposed to variable returns from the investees’ performance and has ability to affect those returns through its power.

The Group holds more than half of the ownership interests of Koreit BN Private Equity Fund and four other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021			2021
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Cambodia Plc.	559,442	440,502	118,940	28,032	11,694
Kookmin Bank (China) Ltd.	3,812,297	3,295,555	516,742	182,989	14,064
KB Microfinance Myanmar Co., Ltd.	16,549	3,507	13,042	6,020	(6,249)
PRASAC Microfinance Institution Plc.	5,128,845	4,329,971	798,874	796,169	205,342
PT Bank KB Bukopin Tbk	6,958,949	6,320,222	638,727	413,973	(272,526)
KB Bank Myanmar Co., Ltd.	242,396	8,409	233,987	480	(3,005)
Personal pension trust and 10 others	4,381,035	4,261,394	119,641	95,531	2,333

(In millions of Korean won)	December 31, 2020			2020
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd. (London)*	—	—	—	—	(4,587)
Kookmin Bank Cambodia Plc.	385,974	287,936	98,038	21,841	5,499
Kookmin Bank (China) Ltd.	3,323,048	2,874,258	448,790	167,781	13,967
KB Microfinance Myanmar Co., Ltd.	36,112	13,004	23,108	7,351	388
PRASAC Microfinance Institution Plc.	3,914,890	3,376,992	537,898	588,359	118,339
PT Bank KB Bukopin Tbk	5,841,168	5,530,648	310,520	106,358	(43,402)
KB Bank Myanmar Co., Ltd.	220,105	2,505	217,600	—	—
Personal pension trust and 10 others	4,483,007	4,365,699	117,308	138,481	2,841

*	Liquidated during the year ended December 31, 2020.

159

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

(In millions of Korean won)	December 31, 2021
	Capital commitments	Unused amount
KB Wise Star Private Real Estate Feeder Fund No.1	172,000	817
Meritz Private Real Estate Fund No.9-2	59,263	7,876
KB Core Blind Private Real Estate Fund No.1	100,000	175
KTB Global CREDebt No.52	59,275	19,542
Hyundai Invest KKR Europe Real Estate No.1-3	53,694	30,069
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	75,872	56,882

38.3.2 The Bank has provided purchase commitment and credit line to consolidated structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvency due to other reasons.

(In millions of Korean won)	December 31, 2021
LOG the 3rd L.L.C.	24,300
KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,494
KB INO 2nd L.L.C.	30,171
KB Happy 1st L.L.C.	50,187
KB Socio the 1st L.L.C.	30,272
KB Industry the 1st L.L.C.	10,200
KBST the 1st L.L.C.	30,174
KBH the 4th L.L.C.	18,200
Great Forest the 1st L.L.C.	16,200
KBC the 3rd L.L.C.	35,116
KBH the 6th L.L.C.	50,093
Beomuh Landmark the 2nd L.L.C.	57,600
KB Industry 2nd L.L.C.	10,200
KB Handok the 1st L.L.C.	30,121
KB Heracles the 1st L.L.C.	25,186
SLT Gamsam Co., Ltd.	13,200
K Plus the 1st L.L.C.	200,098
KB Hwaseong the 1st L.L.C.	13,100
KB Livv H 1st L.L.C.	30,075
KB Beomcheon Land 1st L.L.C.	14,300
Livv H 1st L.L.C.	50,129
KB Eagles 1st Co., Ltd.	30,075
KB Manchon Harrington Co., Ltd.	17,702
KB Livv l 1st Co., Ltd.	50,162

160

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB Cheongla Hill Co., Ltd.	60,356
KB Dong-in Central L.L.C.	20,080
KB Eagles 2nd Co., Ltd.	50,151
KBH Steal Co., Ltd.	150,185
KB Penta Co., Ltd.	27,287
KB Great Bear 1st L.L.C.	90,223
Ryan Mobility 1st L.L.C.	50,137
KB Chemical 1st Co., Ltd.	50,135
KB Eugene 1st Co., Ltd.	10,077
KB Harim 1st L.L.C.	30,098
KB Eagles 3rd Co., Ltd.	50,140
KB Winchest 1st Co., Ltd.	48,500
KB Dong-in Central 1st L.L.C.	17,200
LEP 2nd Co., Ltd.	70,000
KB River County L.L.C.	51,500
KB Buamsamjung 1st Co., Ltd.	50,323
KB Suchang 1st Co., Ltd.	41,800
KB LCC 2nd L.L.C.	45,410
Liiv H 2nd Co., Ltd.	30,037
KB Sungnae 1st L.L.C.	89,400
JT Capital 7th Asset Securitization Specialty Company	23,800
KB Landscape 1st L.L.C.	92,200
KB Pride 1st L.L.C.	35,950
KB Pride 2nd L.L.C.	45,182
KB Moonheung 1st Co., Ltd.	116
KB Gamil 1st Co., Ltd.	67,200
KB One West 1st Co., Ltd.	55,932
KB Cloud L.L.C.	100,854
K Gowoon Sekyo 1st Co., Ltd.	4,830
K Gowoon Sekyo 2nd Co., Ltd.	3,839

38.3.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

KB Harim 1st L.L.C. and 27 other subsidiaries were newly included in the scope of consolidation, and KB Display 1st L.L.C. and 17 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2021.

38.5 Net Cash Flow from Changes in Subsidiaries

The net cash inflows arising from acquisition of subsidiaries and net cash inflows arising from disposal of subsidiaries are amounting to ~~W~~ 70,731 million and ~~W~~ 9,720 million for the year ended December 31, 2021, respectively.

161

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

39. Unconsolidated Structured Entities

39.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC Project financing to M&A and others	Construction of SOC and real estate Building ships, construction and purchase of aircrafts M&A	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

162

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

39.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Asset-backed securitization	Structured financing	Investment funds	Total
Total assets of unconsolidated structured entities	99,788,024	52,936,733	135,096,320	287,821,077

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	167,915	39,047	3,555,696	3,762,658
Loans measured at amortized cost	41,068	5,098,265	—	5,139,333
Financial investments	7,471,873	—	—	7,471,873
Investments in associates	—	—	285,895	285,895
Other assets	—	423	2	425

	7,680,856	5,137,735	3,841,593	16,660,184

Liabilities:
Deposits	330,592	650,834	86,185	1,067,611
Derivative financial liabilities	437	—	—	437
Other liabilities	2,532	3,030	15	5,577

	333,561	653,864	86,200	1,073,625

Maximum exposure
Assets held*	7,680,856	5,137,735	3,841,593	16,660,184
Purchase and investment commitments	—	—	3,863,104	3,863,104
Acceptances and guarantees and unused line of credit	5,353,985	1,636,416	—	6,990,401

	13,034,841	6,774,151	7,704,697	27,513,689

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and loan commitments	Loan commitments / Investment commitments / Purchase commitments and acceptances and guarantees	Investment commitments

163

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	Asset-backed securitization	Structured Financing	Investment funds	Total
Total assets of unconsolidated structured entities	83,411,026	36,339,952	79,115,376	198,866,354

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	260,131	59,648	2,521,607	2,841,386
Derivative financial assets	1,579	—	—	1,579
Loans measured at amortized cost	105,096	2,727,511	—	2,832,607
Financial investments	7,180,970	—	—	7,180,970
Investments in associates	—	—	326,883	326,883
Other assets	—	545	2	547

	7,547,776	2,787,704	2,848,492	13,183,972

Liabilities:
Deposits	344,221	612,022	57,277	1,013,520
Derivative financial liabilities	1,307	—	—	1,307
Other liabilities	1,997	7,457	5	9,459

	347,525	619,479	57,282	1,024,286

Maximum exposure
Assets held*	7,547,776	2,787,704	2,848,492	13,183,972
Purchase and investment commitments	—	—	4,248,322	4,248,322
Acceptances and guarantees and unused line of credit	3,597,517	1,691,150	—	5,288,667

	11,145,293	4,478,854	7,096,814	22,720,961

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and loan commitments	Loan commitments / Investment commitments / Purchase commitments and acceptances and guarantees	Investment commitments

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

164

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40. Lease

40.1 The Group as a Lessee

40.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Right-of-use property and equipment: *
Real estate	370,146	391,567
Vehicles	10,970	9,747
Others	10,018	14,835

	391,134	416,149

Right-of-use intangible assets *	3,610	4,617

	394,744	420,766

Lease liabilities *	375,472	380,629

*	Included in property and equipment, intangible assets, and other liabilities.

40.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Depreciation and amortization of right-of-use assets:
Real estate	196,687	196,479
Vehicles	11,379	10,157
Others	6,672	8,570
Intangible asset	1,007	5,022

	215,745	220,228

Interest expenses on the lease liabilities	10,328	8,298
Expense relating to short-term lease	3,094	3,077
Expense relating to lease of low-value assets that are not short-term lease	3,060	2,325

Total cash outflows for lease for the years ended December 31, 2021 and 2020 are ~~W~~ 169,108 million and ~~W~~ 170,689 million, respectively.

40.2 The Group as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Up to 1 year	20,081	20,057
1-5 years	33,211	43,404
Over 5 years	—	1,060

	53,292	64,521

165

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41. Related Party Transactions

According to Korean IFRS No.1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021	2020
Parent
KB Financial Group Inc.	Fee and commission income	7,440	7,183
	Other non-operating income	1,638	1,057
	Interest expense	1,708	410
	Other operating expenses	273	190
	General and administrative expenses	926	925
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	2,897	2,054
	Fee and commission income	27,878	19,298
	Gains on financial instruments at fair value through profit or loss	92,627	43,739
	Other non-operating income	4,371	10,188
	Interest expense	2,020	2,874
	Fee and commission expense	785	666
	Losses on financial instruments at fair value through profit or loss	108,706	42,394
	Provision for credit losses	146	92
	General and administrative expenses	3,242	—
KB Asset Management Co., Ltd.	Fee and commission income	1,959	1,465
	Gains on financial instruments at fair value through profit or loss	178	—
	Other non-operating income	—	1
	Interest expense	43	59
	Fee and commission expense	1,703	1,571
	Losses on financial instruments at fair value through profit or loss	98	373
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	268	232
	Other non-operating income	35	38
	Interest expense	119	207

166

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	Fee and commission expense	1,806	2,406
KB Investment Co., Ltd.	Fee and commission income	126	48
	Interest expense	344	443
KB Credit Information Co., Ltd.	Fee and commission income	71	69
	Other non-operating income	143	216
	Interest expense	69	104
	Fee and commission expense	20,953	21,898
KB Data System Co., Ltd.	Fee and commission income	432	270
	Other non-operating income	182	149
	Interest expense	152	242
	Other operating expenses	349	—
	General and administrative expenses	60,374	54,869
KB Life Insurance Co., Ltd.	Fee and commission income	17,258	16,534
	Gains on financial instruments at fair value through profit or loss	8,154	4,292
	Other non-operating income	48	2,293
	Interest expense	11	795
	Fee and commission expense	956	1
	Losses on financial instruments at fair value through profit or loss	414	2,975
	Other non-operating expenses	—	2
	General and administrative expenses	888	950
KB Kookmin Card Co., Ltd.	Interest income	4,985	4,441
	Fee and commission income	167,764	190,987
	Gains on financial instruments at fair value through profit or loss	287	1,262
	Reversal of credit losses	6	—
	Other non-operating income	1,682	1,645
	Interest expense	937	1,003
	Fee and commission expense	1,222	1,255
	Losses on financial instruments at fair value through profit or loss	363	143
	Provision for credit losses	327	245
	General and administrative expenses	1,301	391
KB Savings Bank Co., Ltd.	Fee and commission income	984	1,125
	Other non-operating income	82	77
	Interest expense	16	11
	General and administrative expenses	6	—
KB Capital Co., Ltd.	Interest income	1,529	1,951
	Fee and commission income	2,900	2,767
	Reversal of credit losses	245	—
	Other non-operating income	155	191
	Interest expense	74	98
	Fee and commission expense	4	43
	Provision for credit losses	—	138
	General and administrative expenses	139	—

167

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB Insurance Co., Ltd.	Interest income	303	67
	Fee and commission income	26,351	24,467
	Gains on financial instruments at fair value through profit or loss	69,366	33,319
	Other non-operating income	1,842	1,287
	Interest expense	1,592	1,676
	Fee and commission expense	2,983	1,628
	Losses on financial instruments at fair value through profit or loss	1,333	37,871
	Other operating expenses	3	1
	Provision for credit losses	10	5
	Other non-operating expenses	11	—
	General and administrative expenses	13,590	10,283
Prudential Life Insurance Company of Korea Ltd.	Interest income	46	—
	Fee and commission income	103	20
	Gains on financial instruments at fair value through profit or loss	6,968	—
	Interest expense	3,736	1,165
	Fee and commission expense	4,374	—
	Losses on financial instruments at fair value through profit or loss	652	—
	General and administrative expenses	604	—
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	119	132
KB Senior Loan Private Fund No.1 *	Fee and commission income	1	3
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Fee and commission income	9	11
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	11	12
KB Global Private Real Estate Debt Fund No.1	Fee and commission income	10	10
KB NA COMPASS Energy Private Special Asset Fund	Fee and commission income	7	8
KB Star Office Private Real Estate Master Fund No.3	Interest expense	3	55
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	760	760
	Fee and commission income	37	36
	Interest expense	5	18
	Provision for credit losses	1	1
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	45	87
	Gains on financial instruments at fair value through profit or loss	1,020	—
	Losses on financial instruments at fair value through profit or loss	280	—
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Gains on financial instruments at fair value through profit or loss	266	—
	Losses on financial instruments at fair value through profit or loss	48	102

168

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Gains on financial instruments at fair value through profit or loss	261	—
	Losses on financial instruments at fair value through profit or loss	41	190
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	8	6
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	3	3
	Gains on financial instruments at fair value through profit or loss	2,502	1,814
	Losses on financial instruments at fair value through profit or loss	—	3,248
KB North America Private Real Estate Debt Fund No.3	Fee and commission income	10	10
	Gains on financial instruments at fair value through profit or loss	8,580	2,699
	Losses on financial instruments at fair value through profit or loss	536	8,044
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Fee and commission income	4	2
KB Global Infrastructure Synergy Private Special Asset Fund	Fee and commission income	3	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Fee and commission income	8	6
	Gains on financial instruments at fair value through profit or loss	5,722	—
	Losses on financial instruments at fair value through profit or loss	759	4,329
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	8	5
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	Fee and commission income	3	1
	Gains on financial instruments at fair value through profit or loss	—	1,452
	Losses on financial instruments at fair value through profit or loss	1,614	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	Fee and commission income	10	2
	Gains on financial instruments at fair value through profit or loss	—	3,268
	Losses on financial instruments at fair value through profit or loss	6,153	—
KB Korea Short Term Premium Private Securities No.19(USD)(Bond)	Fee and commission income	4	—
KB Korea Short Term Premium Private Securities No.21(USD)(Bond)	Fee and commission income	5	—
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	2	—
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	12	—
KB Global Private Real Estate Debt Fund No.11	Fee and commission income	1	—
KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	Fee and commission income	3	—
	Losses on financial instruments at fair value through profit or loss	1,306	—
KB Multi Alpha Plus Private Fund No.1	Fee and commission income	6	—

169

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Fee and commission income	8	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	5	—
KB Wise Star Private Real Estate No.19	Fee and commission income	3	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Gains on financial instruments at fair value through profit or loss	36	—
	Losses on financial instruments at fair value through profit or loss	175	—
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Fee and commission income	1	—
KB Logistics Blind Private Real Estate Fund No.1	Fee and commission income	2	—
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	4	—
	Losses on financial instruments at fair value through profit or loss	3,849	—
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	5	—
KB Global Private Real Estate Debt Fund No.15	Fee and commission income	2	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	Fee and commission income	2	—
	Gains on financial instruments at fair value through profit or loss	96	—
KB AU Infigen Energy Private Special Asset Fund *	Fee and commission income	—	3
KB AU Infigen Energy Private Special Asset Fund No.2 *	Fee and commission income	—	5
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	Fee and commission income	—	6
KB Wise Star Private Real Estate Feeder Fund No.12 *	Interest income	—	493
	Fee and commission income	—	1
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	36	4
	Interest expense	6	7
	Fee and commission expense	1,860	1,954
	Other operating expenses	11	1
Incheon Bridge Co., Ltd.	Interest income	4,069	4,345
	Fee and commission income	22	23
	Gains on financial instruments at fair value through profit or loss	—	899
	Reversal of credit losses	444	—
	Interest expense	158	334
	Fee and commission expense	6	6
	Losses on financial instruments at fair value through profit or loss	1,374	—
	Provision for credit losses	—	471
Dae-A Leisure Co., Ltd.	Interest expense	2	7
Skydigital Inc.	Fee and commission income	3	4
KB High-Tech Company Investment Fund	Interest expense	8	16
Aju Good Technology Venture Fund	Interest expense	27	18

170

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	23
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	3	4
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	17	40
KB Global Platform Fund	Interest expense	39	52
WJ Private Equity Fund No.1	Fee and commission income	7	5
KB12-1 Venture Investment Partnership *	Interest expense	—	13
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	5	61
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	—	3
	Fee and commission income	4	4
	Reversal of credit losses	—	17
	Interest expense	—	2
RAND Bio Science Co., Ltd.	Interest expense	—	11
Food Factory Co., Ltd.	Interest income	70	52
	Reversal of credit losses	6	—
	Interest expense	5	12
	Fee and commission expense	2	4
	Provision for credit losses	—	8
Acts Co., Ltd.	Interest income	—	1
Banksalad Co., Ltd.	Fee and commission income	36	36
Spark Biopharma Inc.	Interest expense	7	—
UPRISE, Inc.	Interest income	5	2
	Reversal of credit losses	1	—
	Interest expense	1	—
	Provision for credit losses	—	1
CellinCells Co., Ltd.	Interest expense	—	4
COSES GT Co., Ltd.	Interest income	18	6
	Reversal of credit losses	3	—
	Interest expense	1	—
	Provision for credit losses	—	4
KB No.17 Special Purpose Acquisition Company	Interest expense	14	25
KB No.18 Special Purpose Acquisition Company	Interest expense	20	31
KB No.19 Special Purpose Acquisition Company	Interest expense	9	13
KB No.20 Special Purpose Acquisition Company	Interest expense	15	25
SwatchOn Inc.	Fee and commission income	8	7
	Interest expense	10	47
Gomi corporation Inc.	Interest income	19	—
	Interest expense	1	—
	Provision for credit losses	13	—
S&E bio Co., Ltd.	Interest expense	1	1
Contents First Inc.	Interest expense	83	14
December & Company Inc.	Interest expense	—	1

171

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

GENINUS Inc.	Interest expense	29	70
Mantisco Co., Ltd.	Interest expense	1	—
SuperNGine Co., Ltd.	Interest expense	1	—
Desilo Inc.	Interest income	1	—
	Provision for credit losses	2	—
Turing Co., Ltd.	Interest expense	1	—
IGGYMOB Co., Ltd.	Interest expense	1	—
KB Pre IPO Secondary Venture Fund No.1	Interest expense	1	3
A-PRO Co., Ltd. *	Interest income	—	7
	Interest expense	—	1
	Provision for credit losses	—	1
BNF Corporation Ltd. *	Interest income	—	9
	Fee and commission income	—	2
	Provision for credit losses	—	8
Others
Retirement pension	Fee and commission income	1,338	1,077
	Interest expense	9	3

*	Excluded from the Group’s related party as of December 31, 2021.

172

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent
KB Financial Group Inc.	Other assets	71	120
	Deposits	518,076	23,084
	Other liabilities	462,800	597,429
Parent’s subsidiaries
KB Securities Co., Ltd.	Cash and due from financial institutions	4,691	2,763
	Derivative assets	43,797	17,465
	Loans measured at amortized cost (gross amount)	124,527	97,803
	Allowances for credit losses	201	88
	Other assets	5,564	4,983
	Derivative liabilities	33,338	11,630
	Deposits	535,130	464,584
	Provisions	90	57
	Other liabilities [2]	29,920	27,906
KB Asset Management Co., Ltd.	Other assets	422	327
	Derivative liabilities	—	373
	Deposits	13,206	6,915
	Other liabilities [3]	1,304	1,310
KB Real Estate Trust Co., Ltd.	Other assets	3	3
	Deposits	103,329	71,261
	Other liabilities [4]	3,438	3,235
KB Investment Co., Ltd.	Deposits	100,338	93,970
	Other liabilities	42	97
KB Credit Information Co., Ltd.	Deposits	4,536	5,340
	Other liabilities	5,656	6,196
KB Data System Co., Ltd.	Other assets	215	390
	Deposits	17,999	17,561
	Other liabilities	6,150	4,539
KB Life Insurance Co., Ltd.	Derivative assets	5,387	90
	Other assets	1,519	1,436
	Derivative liabilities	168	2,682
	Deposits	2,608	2,085
	Other liabilities [5]	21,700	19,797
KB Kookmin Card Co., Ltd.	Derivative assets	55	418
	Loans measured at amortized cost (gross amount)	71,130	39,930
	Allowances for credit losses	86	30
	Other assets	22,043	14,473
	Deposits	81,641	92,490
	Borrowings	3,492	—
	Provisions	724	459
	Other liabilities	47,443	57,810
KB Savings Bank Co., Ltd.	Other liabilities	323	1,088

173

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	71,130	54,400
	Allowances for credit losses	156	277
	Other assets	365	324
	Deposits	219,312	190,331
	Provisions	45	143
	Other liabilities	3,006	2,521
KB Insurance Co., Ltd.	Derivative assets	37,098	4,832
	Loans measured at amortized cost (gross amount)	17,958	—
	Allowances for credit losses	3	—
	Other assets	15,707	14,354
	Derivative liabilities	3,670	29,491
	Deposits	7,854	3,365
	Borrowings [7]	23,000	—
	Debentures	29,998	29,994
	Provisions	18	11
	Other liabilities [6]	17,757	17,937
Prudential Life Insurance Company of Korea Ltd.	Derivative assets	6,968	—
	Other assets	3,815	—
	Derivative liabilities	652	—
	Deposits	7,634	303
	Debentures	30,000	30,000
	Other liabilities	38,100	32,537
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	29	32
KB Senior Loan Private Fund No.1 [1]	Other assets	—	1
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Other assets	1	1
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Debt Fund No.1	Other assets	3	3
KB NA COMPASS Energy Private Special Asset Fund	Other assets	1	1
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	171
	Other liabilities	9	6
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	3	2
	Other assets	11	9
	Deposits	532	532
	Other liabilities	1	1
KB Global Core Bond Securities Feeder Fund(Bond)	Derivative assets	7	—
	Other assets	4	7
	Derivative liabilities	6	—
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Derivative liabilities	—	39
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Derivative liabilities	—	44

174

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB North America Private Real Estate Debt Fund No.1	Derivative assets	1,378	—
	Other assets	1	1
	Derivative liabilities	—	3,248
KB North America Private Real Estate Debt Fund No.3	Derivative assets	1,221	—
	Other assets	2	2
	Derivative liabilities	—	8,044
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Other assets	1	1
KB Global Infrastructure Synergy Private Special Asset Fund	Other assets	1	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Derivative assets	3,275	—
	Other assets	2	2
	Derivative liabilities	—	4,327
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) [1]	Derivative assets	—	1,452
	Other assets	—	1
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) [1]	Derivative assets	—	3,268
	Other assets	—	2
KB Korea Short Term Premium Private Securities No.19(USD)(Bond)	Other assets	2	—
KB Korea Short Term Premium Private Securities No.21(USD)(Bond)	Other assets	2	—
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	1	—
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	4	—
KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	Other assets	1	—
	Derivative liabilities	1,306	—
KB Multi Alpha Plus Private Fund No.1	Other assets	2	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Other assets	7	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	2	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Derivative assets	9	—
	Derivative liabilities	119	—
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Other assets	1	—
KB Logistics Blind Private Real Estate Fund No.1	Other assets	2	—
KB Aircraft Private Special Asset Fund No.1	Other assets	2	—
	Derivative liabilities	3,835	—
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	1	—
KB Global Private Real Estate Debt Fund No.15	Other assets	2	—

175

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	Derivative assets	96	—
	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	10,200	19,982
	Other liabilities	—	5
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	37,382	38,756
	Loans measured at amortized cost (gross amount)	114,100	133,000
	Allowances for credit losses	25	202
	Other assets	423	545
	Deposits	35,487	39,520
	Provisions	18	286
	Other liabilities	99	199
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	17	636
	Other liabilities	—	21
Skydigital Inc.	Deposits	85	15
Jo Yang Industrial Co., Ltd.	Deposits	1	2
Neomio Corp. [1]	Deposits	—	535
KB High-Tech Company Investment Fund	Deposits	1,504	12,695
	Other liabilities	—	1
Aju Good Technology Venture Fund	Deposits	6,286	3,093
	Other liabilities	10	1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	904	923
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	2,088	1,801
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,524	8,097
	Other liabilities	—	1
KB Global Platform Fund	Deposits	26,823	20,197
	Other liabilities	5	2
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	260	349
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	2,578	4,255
	Other liabilities	—	24
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	17	6
RAND Bio Science Co., Ltd.	Deposits	443	693
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	3,545	3,193
	Allowances for credit losses	4	8
	Other assets	2	3
	Deposits	839	1,555
	Provisions	—	2
	Other liabilities	6	9
Acts Co., Ltd.	Deposits	154	18
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	—	1
Spark Biopharma Inc.	Deposits	6,015	—

176

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	Other liabilities	3	—
Wyatt Corp.	Deposits	1	1
Stratio, Inc.	Deposits	—	13
UPRISE, Inc.	Loans measured at amortized cost (gross amount)	—	500
	Allowances for credit losses	—	1
	Deposits	4,001	11
CellinCells Co., Ltd.	Deposits	38	260
COSES GT Co., Ltd.	Loans measured at amortized cost (gross amount)	500	500
	Allowances for credit losses	2	4
	Other assets	1	1
	Deposits	1,939	292
KB No.17 Special Purpose Acquisition Company	Deposits	1,687	1,711
	Other liabilities	12	23
KB No.18 Special Purpose Acquisition Company	Deposits	2,077	2,101
	Other liabilities	12	19
KB No.19 Special Purpose Acquisition Company	Deposits	1,013	1,053
	Other liabilities	5	3
KB No.20 Special Purpose Acquisition Company	Deposits	1,681	1,716
	Other liabilities	3	1
SwatchOn Inc.	Deposits	686	3,947
	Other liabilities	—	40
Gomi corporation Inc.	Loans measured at amortized cost (gross amount)	2,200	—
	Allowances for credit losses	12	—
	Other assets	4	—
	Deposits	3,188	37
	Other liabilities	1	—
S&E bio Co., Ltd.	Deposits	263	1,142
4N Inc.	Deposits	39	76
Contents First Inc.	Deposits	12,650	1,823
	Other liabilities	57	7
December & Company Inc.	Deposits	1	1
GENINUS Inc.	Deposits	34,415	13,630
	Other liabilities	2	15
Mantisco Co., Ltd.	Deposits	386	—
G1 Playground Co., Ltd.	Deposits	354	—
SuperNGine Co., Ltd.	Deposits	944	—
Desilo Inc.	Loans measured at amortized cost (gross amount)	301	—
	Allowances for credit losses	2	—
	Deposits	168	—
Turing Co., Ltd.	Deposits	1,054	—
IGGYMOB Co., Ltd.	Deposits	2,938	—
KB Pre IPO Secondary Venture Fund No.1	Deposits	103	629

177

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Key management personnel	Loans measured at amortized cost (gross amount)	3,252	4,599
	Allowances for credit losses	2	2
	Other assets	3	4
	Deposits	11,757	11,023
	Provisions	1	—
	Other liabilities	255	284
Others
Retirement pension	Other assets	369	295
	Other liabilities	5,014	10,600

[1]	Excluded from the Group’s related party as of December 31, 2021.

178

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

[2]	Non-controlling interests classified as liabilities include ~~W~~ 3,089 million and ~~W~~ 2,897 million as of December 31, 2021 and 2020, respectively.
[3]	Non-controlling interests classified as liabilities include ~~W~~ 986 million and ~~W~~ 994 million as of December 31, 2021 and 2020, respectively.
[4]	Non-controlling interests classified as liabilities include ~~W~~ 3,085 million and ~~W~~ 2,888 million as of December 31, 2021 and 2020, respectively.
[5]	Non-controlling interests classified as liabilities include ~~W~~ 20,355 million and ~~W~~ 19,411 million as of December 31, 2021 and 2020, respectively.
[6]	Non-controlling interests classified as liabilities include ~~W~~ 4,931 million and ~~W~~ 4,969 million as of December 31, 2021 and 2020, respectively.
[7]

This is the carrying amount of liabilities held through a subsidiary, a company specialized in asset-backed securitization, and the related underlying assets after deducting allowance for credit losses is ~~W~~ 22,920 million. The carrying amount of the asset and liability is determined as a reasonable approximation of its fair value.

41.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	26,565	30,567
	Lease liabilities	31,814	36,118
KB Kookmin Card Co., Ltd.	Right-of-use assets	200	77
	Lease liabilities	53	48
KB Insurance Co., Ltd.	Right-of-use assets	3,797	2,848
	Lease liabilities	3,963	3,152
Prudential Life Insurance Company of Korea Ltd.	Right-of-use assets	9,168	—
	Lease liabilities	9,042	—

179

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,360,006	981,259
KB Asset Management Co., Ltd.	Notional amount of derivative financial instruments	—	22,297
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	163,227	54,892
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	1,356,044	650,108
Prudential Life Insurance Company of Korea Ltd.	Notional amount of derivative financial instruments	407,653	—
KB Global Core Bond Securities Feeder Fund(Bond)	Notional amount of derivative financial instruments	25,796	—
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	—	2,305
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	—	2,617
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	29,638	27,200
KB North America Private Real Estate Debt Fund No.3	Notional amount of derivative financial instruments	293,411	89,760
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Notional amount of derivative financial instruments	60,822	50,798
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	Notional amount of derivative financial instruments	—	22,032
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	Notional amount of derivative financial instruments	—	77,030
KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	Notional amount of derivative financial instruments	23,941	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Notional amount of derivative financial instruments	15,254	—
KB Aircraft Private Special Asset Fund No.1	Notional amount of derivative financial instruments	136,328	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	Notional amount of derivative financial instruments	82,985	—

*	Excluded from the Group’s related party as of December 31, 2021.

180

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.5 Details of significant lending transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021 [1]
	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	97,803	829,086	807,840	5,478	124,527
KB Insurance Co., Ltd.	—	18,200	300	58	17,958
KB Kookmin Card Co., Ltd.	39,930	86,033	41,551	(13,282)	71,130
KB Capital Co., Ltd.	54,400	11,441	—	5,289	71,130
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
Associates
Incheon Bridge Co., Ltd.	171,756	—	18,900	(1,374)	151,482
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,193	388	37	1	3,545
UPRISE, Inc.	500	—	500	—	—
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	—	2,200	—	—	2,200
Desilo Inc.	—	300	—	1	301
Key management personnel [3]	4,599	2,432	1,752	(2,027)	3,252

(In millions of Korean won)	2020 [1]
	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	65,289	1,164,587	1,129,114	(2,959)	97,803
KB Kookmin Card Co., Ltd.	19,683	181,249	160,164	(838)	39,930
KB Capital Co., Ltd.	64,489	62,423	69,139	(3,373)	54,400
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Wise Star Private Real Estate Feeder Fund No.12 [2]	—	34,000	—	(34,000)	—
Associates
Incheon Bridge Co., Ltd.	185,557	—	14,700	899	171,756
Carlife Co., Ltd.	—	22	22	—	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	1,900	11,250	13,150	—	—
Food Factory Co., Ltd.	1,987	1,225	20	1	3,193
A-PRO Co., Ltd. [2]	2,016	2,000	—	(4,016)	—
BNF Corporation Ltd. [2]	1,400	1,000	—	(2,400)	—
Acts Co., Ltd.	—	74	74	—	—
UPRISE, Inc.	—	500	—	—	500
COSES GT Co., Ltd.	—	500	—	—	500
Key management personnel [3]	3,423	3,276	3,422	1,322	4,599

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2021.
[3]	Includes loan transactions that occurred before they became related parties.

181

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021
		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	23,084	200,000	200,000	494,992	518,076
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	464,584	75,000	157,117	152,663	535,130
KB Asset Management Co., Ltd.	Deposits	6,915	—	—	6,291	13,206
KB Real Estate Trust Co., Ltd.	Deposits	71,261	—	—	32,068	103,329
KB Investment Co., Ltd.	Deposits	93,970	236,000	234,000	4,368	100,338
KB Credit Information Co., Ltd.	Deposits	5,340	2,231	2,025	(1,010)	4,536
KB Data System Co., Ltd.	Deposits	17,561	11,744	12,500	1,194	17,999
KB Life Insurance Co., Ltd.	Deposits	2,085	—	—	523	2,608
KB Kookmin Card Co., Ltd.	Deposits	92,490	27,574	25,500	(12,923)	81,641
	Borrowing	—	3,492	—	—	3,492
KB Capital Co., Ltd.	Deposits	190,331	—	—	28,981	219,312
KB Insurance Co., Ltd.	Deposits	3,365	3,266	—	1,223	7,854
	Borrowings	—	23,000	—	—	23,000
	Debentures	29,994	—	—	4	29,998
Prudential Life Insurance Company of Korea Ltd.	Deposits	303	—	—	7,331	7,634
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	—	—	171
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	—	—	532
Associates
Korea Credit Bureau Co., Ltd.	Deposits	19,982	—	1,000	(8,782)	10,200
Incheon Bridge Co., Ltd.	Deposits	39,520	15,000	20,000	967	35,487
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	636	—	479	(140)	17
Skydigital Inc.	Deposits	15	—	—	70	85
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	(1)	1
KB High-Tech Company Investment Fund	Deposits	12,695	—	—	(11,191)	1,504
Aju Good Technology Venture Fund	Deposits	3,093	3,840	1,442	795	6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	—	—	(19)	904
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	1,801	—	—	287	2,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	8,097	—	—	(6,573)	1,524
KB Global Platform Fund	Deposits	20,197	—	—	6,626	26,823
Neomio Corp. [2]	Deposits	535	—	—	(535)	—
WJ Private Equity Fund No.1	Deposits	349	—	—	(89)	260

182

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	4,255	—	1,770	93	2,578
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	11	17
KB No.17 Special Purpose Acquisition Company	Deposits	1,711	1,546	1,525	(45)	1,687
KB No.18 Special Purpose Acquisition Company	Deposits	2,101	2,016	2,063	23	2,077
KB No.19 Special Purpose Acquisition Company	Deposits	1,053	1,000	1,000	(40)	1,013
KB No.20 Special Purpose Acquisition Company	Deposits	1,716	1,534	1,522	(47)	1,681
RAND Bio Science Co., Ltd.	Deposits	693	—	400	150	443
Food Factory Co., Ltd.	Deposits	1,555	507	500	(723)	839
Acts Co., Ltd.	Deposits	18	—	—	136	154
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	1	—	—	(1)	—
Wyatt Corp.	Deposits	1	—	—	—	1
Stratio, Inc.	Deposits	13	—	—	(13)	—
UPRISE, Inc.	Deposits	11	—	—	3,990	4,001
CellinCells Co., Ltd.	Deposits	260	—	—	(222)	38
COSES GT Co., Ltd.	Deposits	292	—	—	1,647	1,939
SwatchOn Inc.	Deposits	3,947	200	3,501	40	686
Gomi corporation Inc.	Deposits	37	—	—	3,151	3,188
S&E bio Co., Ltd.	Deposits	1,142	—	—	(879)	263
KB Pre IPO Secondary Venture Fund No.1	Deposits	629	—	—	(526)	103
4N Inc.	Deposits	76	—	—	(37)	39
Contents First Inc.	Deposits	1,823	20,000	11,000	1,827	12,650
December & Company Inc.	Deposits	1	—	—	—	1
GENINUS Inc.	Deposits	13,630	—	5,000	25,785	34,415
Mantisco Co., Ltd.	Deposits	—	—	—	386	386
Spark Biopharma Inc.	Deposits	—	1,000	3,000	8,015	6,015
G1 Playground Co., Ltd.	Deposits	—	—	—	354	354
SuperNGine Co., Ltd.	Deposits	—	—	—	944	944
Desilo Inc.	Deposits	—	—	—	168	168
Turing Co., Ltd.	Deposits	—	—	—	1,054	1,054
IGGYMOB Co., Ltd.	Deposits	—	—	—	2,938	2,938
Key management personnel [3]	Deposits	11,023	9,974	9,568	328	11,757

183

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)		2020
		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	18,537	—	—	4,547	23,084
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	423,053	75,000	97,720	64,251	464,584
KB Asset Management Co., Ltd.	Deposits	6,929	—	—	(14)	6,915
KB Real Estate Trust Co., Ltd.	Deposits	49,708	—	—	21,553	71,261
KB Investment Co., Ltd.	Deposits	62,686	258,000	230,000	3,284	93,970
KB Credit Information Co., Ltd.	Deposits	4,047	647	410	1,056	5,340
KB Data System Co., Ltd.	Deposits	21,642	11,500	16,500	919	17,561
KB Life Insurance Co., Ltd.	Deposits	571	—	—	1,514	2,085
	Borrowings	25,000	—	—	(25,000)	—
KB Kookmin Card Co., Ltd.	Deposits	74,800	25,500	22,000	14,190	92,490
KB Capital Co., Ltd.	Deposits	126,878	—	—	63,453	190,331
KB Insurance Co., Ltd.	Deposits	5,485	—	—	(2,120)	3,365
	Borrowings	20,000	—	—	(20,000)	—
	Debentures	29,991	—	—	3	29,994
Prudential Life Insurance Company of Korea Ltd.	Deposits	—	—	—	303	303
	Debentures	—	—	—	30,000	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	7,364	—	7,193	—	171
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	1,983	—	1,451	—	532
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,966	1,000	—	1,016	19,982
Incheon Bridge Co., Ltd.	Deposits	45,447	20,000	21,260	(4,667)	39,520
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	753	—	—	(117)	636
Computerlife Co., Ltd.	Deposits	1	—	—	(1)	—
Skydigital Inc.	Deposits	25	—	—	(10)	15
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	—	2
KB12-1 Venture Investment Partnership [2]	Deposits	440	—	—	(440)	—
KB High-Tech Company Investment Fund	Deposits	11,755	8,000	8,000	940	12,695
Aju Good Technology Venture Fund	Deposits	5,456	1,442	—	(3,805)	3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	1,500	6,500	(1,131)	923
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	12	—	—	1,789	1,801
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	13,118	—	—	(5,021)	8,097
KB Global Platform Fund	Deposits	17,928	—	—	2,269	20,197
Neomio Corp. [2]	Deposits	—	—	—	535	535
WJ Private Equity Fund No.1	Deposits	—	—	—	349	349

184

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,293	2,117	5,630	(525)	4,255
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	8	—	—	(2)	6
KB No.17 Special Purpose Acquisition Company	Deposits	1,742	1,525	1,500	(56)	1,711
KB No.18 Special Purpose Acquisition Company	Deposits	2,140	2,063	2,100	(2)	2,101
KB No.19 Special Purpose Acquisition Company	Deposits	1,093	1,000	1,000	(40)	1,053
KB No.20 Special Purpose Acquisition Company	Deposits	1,984	1,522	1,500	(290)	1,716
RAND Bio Science Co., Ltd.	Deposits	4,452	2,250	3,750	(2,259)	693
Wise Asset Management Co., Ltd.	Deposits	21	—	—	(21)	—
Food Factory Co., Ltd.	Deposits	1,073	1,503	1,003	(18)	1,555
Acts Co., Ltd.	Deposits	1	—	—	17	18
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	6	—	—	(5)	1
A-PRO Co., Ltd. [2]	Deposits	3,201	—	—	(3,201)	—
Wyatt Corp.	Deposits	—	—	—	1	1
Stratio, Inc.	Deposits	726	—	—	(713)	13
UPRISE, Inc.	Deposits	—	—	—	11	11
CellinCells Co., Ltd.	Deposits	1,545	—	—	(1,285)	260
COSES GT Co., Ltd.	Deposits	—	—	—	292	292
SwatchOn Inc.	Deposits	395	7,002	3,801	351	3,947
BNF Corporation Ltd. [2]	Deposits	947	—	—	(947)	—
Gomi corporation Inc.	Deposits	—	—	—	37	37
S&E bio Co., Ltd.	Deposits	—	—	—	1,142	1,142
KB IGen Private Equity Fund No.1 [2]	Deposits	147	—	—	(147)	—
KB Pre IPO Secondary Venture Fund No.1	Deposits	2,955	—	—	(2,326)	629
4N Inc.	Deposits	—	—	—	76	76
Contents First Inc.	Deposits	—	4,000	3,000	823	1,823
December & Company Inc.	Deposits	—	—	—	1	1
GENINUS Inc.	Deposits	—	—	—	13,630	13,630
Key management personnel [3]	Deposits	10,104	15,241	15,206	884	11,023

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2021.
[3]	Includes borrowing transactions that occurred before they became related parties.

185

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
PT KB DATA SYSTEMS INDONESIA	145	—
KB Hanbando BTL Private Special Asset Fund No.1	—	20,448
KB Hope Sharing BTL Private Special Asset Fund	—	1,647
KB Intellectual Property Fund	—	476
KB Senior Loan Private Fund No.1 *	—	5,844
KB Star Office Private Real Estate Master Fund No.3	—	3,569
KB Star Office Private Real Estate Feeder Fund No.4	—	2,474
KB Global Core Bond Securities Feeder Fund(Bond)	—	22,134
KB New Renewable Energy Private Special Asset Fund No.1	—	1,793
KB Mezzanine Private Securities Fund No.3	22,235	42,562
KB Wise Star Jongno Tower Real Estate Master Fund	—	2,093
Koreit BN Private Equity Fund	—	898
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	1,896	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	6,727	1,657
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	—	23,660
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	—	71,240
KB Korea Short Term Premium Private Securities No.19(USD)(Bond)	22,088	—
KB Korea Short Term Premium Private Securities No.21(USD)(Bond)	33,213	—
KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	22,556	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	71,112	—
KB Sinansan Line Private Special Asset Fund(SOC)	29,156	2,757
KB New Renewable Green New Deal Private Special Asset No.2	12,349	124
KB Multi Alpha Plus Private Fund No.1	10,000	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	33,147	—
KB New Deal Infra Private Special Asset Fund	408	—
KB Logistics Blind Private Real Estate Fund No.1	31,111	1
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	49,000	—
KB Global Commerce Private Equity Investment Fund	7,000	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	279	9,584
KB GwS Private Securities Investment Trust *	—	147,785
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	—	9,488
Future Planning KB Start-up Creation Fund	—	2,800
KB High-Tech Company Investment Fund	—	11,450
Aju Good Technology Venture Fund	—	4,769
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400
KB-TS Technology Venture Private Equity Fund	1,650	2,880
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	5,000	5,400
KB Global Platform Fund	13,500	—

186

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB-UTC Inno-Tech Venture Fund	3,390	750
KB Pre-IPO New Technology Business Investment Fund No.2	7,500	—
KB Smart Scale Up Fund	27,000	—
KB Bio Global Expansion Private Equity Fund No.1	10,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	12,600	—
KB-SOLIDUS Healthcare Investment Fund	600	—
KB New Deal Innovation Fund	4,000	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	—	1,246
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	7,576	9,039
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,564	—

	2020
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	24,039
KB Hope Sharing BTL Private Special Asset Fund	—	1,655
KB Mezzanine Private Security Investment Trust No.2 *	—	46,051
KB Intellectual Property Fund	—	180
KB Senior Loan Private Fund No.1 *	—	1,080
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) *	—	20,402
KB Onkookmin 2030 TDF Fund (FoFs) *	—	86
KB Star Office Private Real Estate Master Fund No.3	—	3,579
KB Star Office Private Real Estate Feeder Fund No.4	—	2,101
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	—	69,710
KB New Renewable Energy Private Special Asset Fund No.1	32,640	871
KB Mezzanine Private Securities Fund No.3	18,019	16,587
KB Wise Star Jongno Tower Real Estate Master Fund	—	367
Koreit BN Private Equity Fund	—	1,015
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	8,675	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	29,015	566
KB Wise Star Private Real Estate Feeder Fund No.12 *	20,000	800
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	23,508	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	68,082	—
KB Sinansan Line Private Special Asset Fund(SOC)	27,857	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	894	6,973
KB GwS Private Securities Investment Trust *	—	7,453
KB12-1 Venture Investment Partnership *	—	50,642
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	—	2,584
Future Planning KB Start-up Creation Fund	—	3,200
KB High-Tech Company Investment Fund	—	13,550
Aju Good Technology Venture Fund	—	2,885
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	3,200
KB-TS Technology Venture Private Equity Fund	1,200	2,940

187

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund No.2	6,000	—
KB Digital Innovation Investment Fund Limited Partnership	2,800	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	4,000	1,600
KB SPROTT Renewable Private Equity Fund No.1	3,286	—
KB Global Platform Fund	9,000	—
KB-UTC Inno-Tech Venture Fund	11,310	—
WJ Private Equity Fund No.1	10,000	—
All Together Korea Fund No.2	100,000	90,127
KB Pre-IPO New Technology Business Investment Fund No.2	2,500	—
KB Smart Scale Up Fund	4,000	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	—	1,273
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	5,196	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,900	—

*	Excluded from the Group’s related party as of December 31, 2021.

188

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	137,213
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Loan commitments in foreign currency	—	3,264
	Other commitments in Korean won	1,300,000	1,300,000
KB Capital Co., Ltd.	Other commitments in foreign currency	13,041	11,968
KB Insurance Co., Ltd.	Loan commitments in Korean won	21,000	20,000
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	6,502	6,502
KB Mezzanine Private Securities Fund No.3	Purchase of securities	8,006	30,241
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Purchase of securities	4,343	6,215
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	24,999	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	24,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	27	6,435
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	27,651	—
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	232,796	280,143
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Purchase of securities	14,287	—
KB New Deal Infra Private Special Asset Fund	Purchase of securities	17,692	—
KB Logistics Blind Private Real Estate Fund No.1	Purchase of securities	68,889	—
Associates
Balhae Infrastructure Company	Purchase of securities	6,154	6,433
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB-TS Technology Venture Private Equity Fund	Purchase of securities	330	1,980
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	—	1,125
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities	—	5,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	14,887	14,887
KB Global Platform Fund	Purchase of securities	8,000	21,500
KB-UTC Inno-Tech Venture Fund	Purchase of securities	—	3,390
All Together Korea Fund No.2	Purchase of securities	—	990,000

189

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB Pre-IPO New Technology Business Investment Fund No.2	Purchase of securities	—	7,500
KB Smart Scale Up Fund	Purchase of securities	19,000	46,000
KB-KTB Technology Venture Fund	Purchase of securities	12,000	—
KB Digital Platform Fund	Purchase of securities	127,400	—
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	29,400	—
KB New Deal Innovation Fund	Purchase of securities	16,000	—
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	Loan commitments in Korean won	—	388
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	3,188	10,764
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	5,536	8,100
KB Co-Investment Private Equity Fund No.1	Purchase of securities	20,000	—
Key management personnel	Loan commitments in Korean won	808	731

41.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	7,561	3,404
KB Real Estate Trust Co., Ltd.	Purchase of securities	19	19
KB Securities Co., Ltd.	Purchase of securities	19	19
KB Life Insurance Co., Ltd.	Purchase of securities	104	104
KB Insurance Co., Ltd.	Purchase of securities	9	9
KB Asset Management Co., Ltd.	Purchase of securities	2	2
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	88,283	89,768

41.10 Details of compensation to key management personnel for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,898	84	2,670	4,652
Registered directors (non-executive)	395	—	—	395
Non-registered directors	7,042	405	7,131	14,578

	9,335	489	9,801	19,625

190

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	2020
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,804	76	1,532	3,412
Registered directors (non-executive)	432	—	—	432
Non-registered directors	6,286	297	3,719	10,302

	8,522	373	5,251	14,146

41.11 Major types of transactions between the Group and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittance, providing credit line through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

41.12 Details of collateral provided to related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021		December 31, 2020
	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	54,143	54,000	52,616	52,000
KB Life Insurance Co., Ltd.	Securities	25,813	25,000	25,896	25,000
KB Insurance Co., Ltd.	Securities	49,982	50,000	49,982	50,000
*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

191

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

41.13 Details of collateral provided by related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Assets held as collateral [1]	December 31, 2021	December 31, 2020
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	25,135	26,981
	Real estate [2]	12,000	12,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	90,000	60,000
	Real estate	24,570	—
KB Credit Information Co., Ltd.	Time deposits and others	2,054	1,848
Prudential Life Insurance Company of Korea Ltd.	Securities	20,008	—
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
Key management personnel	Time deposits and others	745	213
	Real estate	3,818	4,056

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

As of December 31, 2021, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

41.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 9,642,170 million and ~~W~~ 14,312,409 million for the years ended December 31, 2021 and 2020, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 9,005,607 million and ~~W~~ 14,569,878 million for the years ended December 31, 2021 and 2020, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 185,000 million and ~~W~~ 400,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2021 and 2020, respectively.

41.15 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 24,420 million and ~~W~~ 21,547 million for the years ended December 31, 2021 and 2020, respectively.

41.16 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

41.17 The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the liabilities of the Bank before the spin-off date.

42. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2021, was approved by the board of directors on March 10, 2022.

192

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholder and Board of Directors

Kookmin Bank

Opinion

We have audited the separate financial statements of Kookmin Bank (“the Bank”), which comprise the statements of financial position as of December 31, 2021 and 2020, the statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2021 and 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the separate financial statements.

As described in note 37.6 (c) to the separate financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have a greater impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Bank. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2021 and 2020

(In millions of Korean won)	Notes	December 31, 2021		December 31, 2020
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	22,368,904	~~W~~	17,989,041
Financial assets at fair value through profit or loss	4,6,8,12		14,782,128		12,191,559
Derivative financial assets	4,6,9		2,960,174		4,581,835
Loans measured at amortized cost	4,6,8,10,11		349,438,762		317,673,667
Financial investments	4,6,8,12		62,584,129		57,371,162
Investments in associates and subsidiaries	13,38		2,964,238		2,198,091
Property and equipment	14		3,606,188		3,733,121
Investment property	14		97,651		89,106
Intangible assets	15		472,253		432,643
Current income tax assets	32		51,191		40,176
Assets held for sale	17		44,159		5,263
Other assets	4,6,18		5,403,620		5,820,570

Total assets		~~W~~	464,773,397	~~W~~	422,126,234

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	112,698	~~W~~	141,277
Derivative financial liabilities	4,6,9		2,740,904		4,295,713
Deposits	4,6,19		349,615,372		319,082,424
Borrowings	4,6,20		31,073,908		25,099,647
Debentures	4,6,21		26,891,141		24,690,676
Provisions	22		421,792		384,133
Net defined benefit liabilities	23		138,505		150,735
Current income tax liabilities	32		5,696		3,962
Deferred income tax liabilities	16,32		640,082		322,721
Other liabilities	4,6,24,30		20,515,698		17,495,134

Total liabilities			432,155,796		391,666,422

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		574,523		574,523
Capital surplus	25		5,220,031		5,220,031
Accumulated other comprehensive income	25,34		1,362,438		594,413
Retained earnings	25,33,34		23,438,713		22,048,949
(Provision of regulatory reserve for credit losses
December 31, 2021 : ~~W~~2,434,041 million
December 31, 2020 : ~~W~~2,404,324 million)
(Amounts estimated to be appropriated
December 31, 2021 : ~~W~~281,019 million
December 31, 2020 : ~~W~~29,717 million)

Total equity			32,617,601		30,459,812

Total liabilities and equity		~~W~~	464,773,397	~~W~~	422,126,234

The above separate statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(In millions of Korean won)	Notes	2021		2020
Interest income		~~W~~	9,490,842	~~W~~	9,718,689
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			9,416,081		9,637,976
Interest income from financial instruments at fair value through profit or loss			74,761		80,713
Interest expense			(2,359,527)		(3,279,833)

Net interest income	26		7,131,315		6,438,856

Fee and commission income			1,572,185		1,455,607
Fee and commission expense			(383,553)		(350,357)

Net fee and commission income	27		1,188,632		1,105,250

Net gains on financial instruments at fair value through profit or loss	28		352,958		335,681

Net other operating expenses	29		(818,957)		(221,587)

General and administrative expenses	14,15,23,30,39		(4,007,668)		(4,027,767)

Operating income before provision for credit losses			3,846,280		3,630,433

Provision for credit losses	7,11,12,18,22		(356,563)		(460,813)

Net operating income			3,489,717		3,169,620
Net non-operating income (expenses)	31		5,395		(79,223)

Profit before income tax expense			3,495,112		3,090,397
Income tax expense	32		(931,754)		(823,438)

Profit for the period			2,563,358		2,266,959

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2021 : ~~W~~ 2,282,339 million
December 31, 2020 : ~~W~~ 2,237,242 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(72,946)		(4,001)
Gains on equity securities at fair value through other comprehensive income			873,707		666,641
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			3,957		(3,457)
Gains (losses) on debt securities at fair value through other comprehensive income			(278,186)		34,871
Gains (losses) on cash flow hedging instruments	9		9,984		(6,382)

Other comprehensive income for the period, net of tax	34		536,516		687,672

Total comprehensive income for the period		~~W~~	3,099,874	~~W~~	2,954,631

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Total equity
Balance as of January 1, 2020	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	143,388	~~W~~	20,901,408	~~W~~	28,861,246

Comprehensive income for the period
Profit for the period		—		—		—		—		2,266,959		2,266,959
Remeasurements of net defined benefit liabilities		—		—		—		(4,001)		—		(4,001)
Gains on equity securities at fair value through other comprehensive income		—		—		—		429,994		236,647		666,641
Currency translation differences		—		—		—		(3,457)		—		(3,457)
Gains on debt securities at fair value through other comprehensive income		—		—		—		34,871		—		34,871
Losses on cash flow hedging instruments		—		—		—		(6,382)		—		(6,382)

Total comprehensive income for the period		—		—		—		451,025		2,503,606		2,954,631

Transactions with the shareholder
Dividends		—		—		—		—		(731,926)		(731,926)
Interim dividends		—		—		—		—		(598,481)		(598,481)
Dividends on hybrid securities		—		—		—		—		(25,658)		(25,658)

Total transactions with the shareholder		—		—		—		—		(1,356,065)		(1,356,065)

Balance as of December 31, 2020	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	594,413	~~W~~	22,048,949	~~W~~	30,459,812

Balance as of January 1, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	594,413	~~W~~	22,048,949	~~W~~	30,459,812

Comprehensive income for the period
Profit for the period		—		—		—		—		2,563,358		2,563,358
Remeasurements of net defined benefit liabilities		—		—		—		(72,946)		—		(72,946)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		1,105,216		(231,509)		873,707
Currency translation differences		—		—		—		3,957		—		3,957
Losses on debt securities at fair value through other comprehensive income		—		—		—		(278,186)		—		(278,186)
Gains on cash flow hedging instruments		—		—		—		9,984		—		9,984

Total comprehensive income for the period		—		—		—		768,025		2,331,849		3,099,874

Transactions with the shareholder
Dividends		—		—		—		—		(917,941)		(917,941)
Dividends on hybrid securities		—		—		—		—		(24,144)		(24,144)

Total transactions with the shareholder		—		—		—		—		(942,085)		(942,085)

Balance as of December 31, 2021	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	1,362,438	~~W~~	23,438,713	~~W~~	32,617,601

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	Notes	2021		2020
Cash flows from operating activities
Profit for the period		~~W~~	2,563,358	~~W~~	2,266,959

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(177,546)		(321,161)
Net losses on derivative financial investments for hedging purposes			13,132		8,168
Adjustment of fair value of derivative financial instruments			—		(3,198)
Provision for credit losses			356,845		460,889
Net losses (gains) on financial investments			3,524		(179,941)
Losses (gains) on associates and subsidiaries			(58,661)		75,760
Depreciation and amortization expense			503,939		541,435
Other net losses (gains) on property and equipment/intangible assets			11,493		(15,051)
Share-based payment			27,995		13,364
Post-employment benefits			156,340		159,385
Net interest income			449,005		567,597
Losses (gains) on foreign currency translation			15,571		(206,135)
Other expenses (income)			22,309		(14,310)

			1,323,946		1,086,802

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,635,278)		(762,469)
Derivative financial instrument			123,501		15,185
Loans measured at amortized cost			(30,960,817)		(28,023,528)
Current income tax assets			(1,856)		(19,070)
Deffered income tax assets			160		(286)
Other assets			(3,715,133)		(4,022,100)
Financial liabilities at fair value through profit or loss			(34,192)		49,648
Deposits			29,270,074		24,383,949
Deferred income tax liabilities			115,357		(139,844)
Other liabilities			3,300,650		(1,393,369)

			(3,537,534)		(9,911,884)

Net cash inflow (outflow) from operating activities			349,770		(6,558,123)

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			(1,414)		1,147
Disposal of financial assets at fair value through profit or loss			6,823,184		9,236,623
Acquisition of financial assets at fair value through profit or loss			(7,512,552)		(10,740,848)
Disposal of financial investments			42,078,221		72,082,607
Acquisition of financial investments			(46,260,973)		(76,798,447)
Disposal of investments in associates and subsidiaries			178,338		168,000
Acquisition of investments in associates and subsidiaries			(865,083)		(1,391,444)
Disposal of property and equipment			(1,298)		295
Acquisition of property and equipment			(168,197)		(330,500)
Disposal of intangible assets			1,834		1,125
Acquisition of intangible assets			(82,209)		(75,967)
Others			(17,397)		33,362

Net cash outflow from investing activities			(5,827,546)		(7,814,047)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			5,870		(16,182)
Increase in borrowings			5,338,985		6,965,556
Increase in debentures			12,447,222		14,453,023
Decrease in debentures			(10,607,722)		(6,606,480)
Payment of dividends			(917,941)		(1,330,407)
Increase (decrease) in other payables to trust accounts			(511,379)		2,401,701
Others			(261,499)		(28,779)

Net cash inflow from financing activities			5,493,536		15,838,432

Effect of exchange rate changes on cash and cash equivalents			193,616		(227,167)

Net increase in cash and cash equivalents			209,376		1,239,095
Cash and cash equivalents at the beginning of the period	36		5,784,727		4,545,632

Cash and cash equivalents at the end of the period	36	~~W~~	5,994,103	~~W~~	5,784,727

The above separate statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2021, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2021, the Bank operates its Seoul headquarters and 914 domestic branches, and eight overseas branches (excluding six subsidiaries and one office).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Bank’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

2.1.1 The Bank has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical Expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts, and Korean IFRS No.1116 Leases – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Bank.

•	Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual reporting periods beginning on or after April 1, 2021, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Bank is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. The Bank does not expect that this new standard has a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.2 Measurement Basis

The separate financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Bank applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Bank’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Bank is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Bank’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.4.3 Allowances and provisions for credit losses

The Bank recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Bank recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 Assessment of expected credit losses of financial instruments related to COVID-19

The proliferation of COVID-19 in 2021 negatively affected the global economy, despite various forms of government support policy. Accordingly, the Bank was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of COVID-19 pandemic. The Bank reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In addition, for financial assets in risky industries vulnerable to the impact of COVID-19, the Bank measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and reflected credit risk that will increase in the future, such as by expanding the scope of loans subject to lifetime expected credit losses (non-impaired). The Bank will continue to monitor the impact of COVID-19 on the expected credit losses by comprehensively considering the duration of the impact on the entire economy and the government’s policies.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence over the financial and operating policy decisions. Generally, if the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS No.1027. However, beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS No.1109 and measured at fair value in accordance with Korean IFRS No.1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying amount and recognizes the amount as non-operating expenses in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Bank’s presentation currency, are translated into the Bank’s presentation currency based on the following procedures.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Bank reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Bank’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Bank classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Bank uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Bank uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank can access at the measurement date

Level 2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk, and others.

The Bank uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Bank transfers substantially all the risks and rewards of ownership of the financial asset, or the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Bank has not retained control. Therefore, if the Bank does not transfer substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Bank writes off a financial asset when the Bank has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Bank can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Bank and all of the counterparties.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Bank recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Bank measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Bank measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Bank assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Bank assesses whether the credit risk has increased significantly using the same following criteria.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

The Bank generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Bank uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Bank assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of 11 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Rate of change of construction investment	(-)
Rate of change of housing transaction price index	(-)
Interest rate spread	(+ )
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Bank for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Bank determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Bank measures expected credit losses using a conservative scenario compared to the forecasted forward-looking information.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Bank estimates expected future cash flows for financial assets that are individually significant. The Bank selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Bank uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Bank applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Bank measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Bank’s derivative financial instruments business focuses on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The Bank designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Bank will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank hedges the interest rate risk in its entirety. At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference in calculating method of the number of the dates creates a hedge ineffectiveness.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Bank uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Bank carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates and subsidiaries is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Bank classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Bank borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Bank continues to recognize the asset with the amount sold being accounted for as borrowings. The Bank derecognizes a financial liability from the statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Bank classifies hybrid securities as an equity if the Bank has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.17 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Bank estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.17.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Bank recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Bank arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Bank during a period, the Bank recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Bank has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Bank provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Bank can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Bank pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Bank determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Bank measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Bank recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities if, and only if the Bank has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Bank recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.20 Transactions with the Trust Accounts

The Bank accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Lease

The Bank as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Bank can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Bank applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Bank applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Bank identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Bank’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management of the Bank.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk such as establishment, amendment and abolition of major system, process and others.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

•	Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Bank considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Bank defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Bank measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Bank allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Bank level is introduced, applied, and managed to control the credit concentration risk.

All of the Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Bank manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Financial assets
Due from financial institutions [1]	20,037,543	15,329,525
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	14,594,689	12,030,922
Loans measured at fair value through profit or loss	37,382	38,756
Due from financial institutions measured at fair value through profit or loss	113,622	89,965
Derivatives	2,960,174	4,581,835
Loans measured at amortized cost [1]	349,438,762	317,673,667
Financial investments:
Securities measured at fair value through other comprehensive income	37,477,726	39,562,919
Securities measured at amortized cost [1]	21,667,058	15,070,908
Loans measured at fair value through other comprehensive income	269,609	234,780
Other financial assets [1]	5,193,409	5,630,598

	451,789,974	410,243,875

Off-balance sheet items [2]
Acceptances and guarantees contracts	9,615,887	7,970,654
Financial guarantee contracts	8,571,865	6,426,473
Commitments	96,760,612	91,136,349

	114,948,364	105,533,476

	566,738,338	515,777,351

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Bank assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Bank measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	101,671,881	4,753,592	3,583	—	—	106,429,056
Grade 2	59,923,077	7,313,426	4,321	—	—	67,240,824
Grade 3	1,929,578	2,587,803	2,489	—	—	4,519,870
Grade 4	432,721	879,495	7,484	—	—	1,319,700
Grade 5	12,851	306,029	412,275	—	—	731,155

	163,970,108	15,840,345	430,152	—	—	180,240,605

Retail
Grade 1	157,731,272	4,295,013	10,963	—	—	162,037,248
Grade 2	2,669,894	4,000,518	5,995	—	—	6,676,407
Grade 3	205,486	1,085,997	8,161	—	—	1,299,644
Grade 4	9,055	110,974	3,134	—	—	123,163
Grade 5	7,008	234,986	321,419	—	—	563,413

	160,622,715	9,727,488	349,672	—	—	170,699,875

	324,592,823	25,567,833	779,824	—	—	350,940,480

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	189,872	—	—	—	—	189,872
Grade 2	79,737	—	—	—	—	79,737
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	269,609	—	—	—	—	269,609

	269,609	—	—	—	—	269,609

	324,862,432	25,567,833	779,824	—	—	351,210,089

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	82,666,981	4,425,852	6,545	—	—	87,099,378
Grade 2	56,606,671	6,368,962	1,119	—	—	62,976,752
Grade 3	1,913,008	2,429,967	3,042	—	—	4,346,017
Grade 4	459,704	800,184	6,417	—	—	1,266,305
Grade 5	17,941	335,265	537,694	—	—	890,900

	141,664,305	14,360,230	554,817	—	—	156,579,352

Retail
Grade 1	150,151,135	3,437,198	5,932	—	—	153,594,265
Grade 2	2,859,022	3,835,200	4,751	—	—	6,698,973
Grade 3	191,695	1,141,748	6,971	—	—	1,340,414
Grade 4	9,831	124,422	3,269	—	—	137,522
Grade 5	10,524	331,055	370,462	—	—	712,041

	153,222,207	8,869,623	391,385	—	—	162,483,215

	294,886,512	23,229,853	946,202	—	—	319,062,567

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	176,840	—	—	—	—	176,840
Grade 2	57,940	—	—	—	—	57,940
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	234,780	—	—	—	—	234,780

	234,780	—	—	—	—	234,780

	295,121,292	23,229,853	946,202	—	—	319,297,347

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2021 and 2020, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	89,601,071	6,546,538	150,830	—	—	96,298,439
Deposits and savings	1,438,744	88,363	5,477	—	—	1,532,584
Property and equipment	3,863,605	259,387	4,194	—	—	4,127,186
Real estate	170,373,311	12,662,289	270,888	—	—	183,306,488

	265,276,731	19,556,577	431,389	—	—	285,264,697

	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	78,411,452	5,702,540	174,088	—	—	84,288,080
Deposits and savings	1,273,813	119,472	5,566	—	—	1,398,851
Property and equipment	3,408,723	358,699	1,224	—	—	3,768,646
Real estate	160,112,067	11,314,263	297,321	—	—	171,723,651

	243,206,055	17,494,974	478,199	—	—	261,179,228

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	21,202,242	—	—	—	—	21,202,242
Grade 2	460,402	—	—	—	—	460,402
Grade 3	—	7,641	—	—	—	7,641
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	21,662,644	7,641	—	—	—	21,670,285

Securities measured at fair value through other comprehensive income
Grade 1	35,185,815	—	—	—	—	35,185,815
Grade 2	2,219,696	—	—	—	—	2,219,696
Grade 3	29,108	3,973	—	—	—	33,081
Grade 4	39,134	—	—	—	—	39,134
Grade 5	—	—	—	—	—	—

	37,473,753	3,973	—	—	—	37,477,726

	59,136,397	11,614	—	—	—	59,148,011

	December 31, 2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	15,044,622	—	—	—	—	15,044,622
Grade 2	21,398	—	—	—	—	21,398
Grade 3	—	7,061	—	—	—	7,061
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	15,066,020	7,061	—	—	—	15,073,081

Securities measured at fair value through other comprehensive income
Grade 1	38,012,295	—	—	—	—	38,012,295
Grade 2	1,463,767	—	—	—	—	1,463,767
Grade 3	79,336	—	—	—	—	79,336
Grade 4	7,521	—	—	—	—	7,521
Grade 5	—	—	—	—	—	—

	39,562,919	—	—	—	—	39,562,919

	54,628,939	7,061	—	—	—	54,636,000

*	Before netting of allowance

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2021 and 2020, are as follows:

Credit	Domestic			Foreign
quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,012,099	—	—	—	20,012,099
Grade 2	1,651	—	—	—	1,651
Grade 3	23,925	—	—	—	23,925
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	20,037,675	—	—	—	20,037,675

	December 31, 2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	15,074,959	—	—	—	15,074,959
Grade 2	18,166	—	—	—	18,166
Grade 3	5,773	13,099	—	—	18,872
Grade 4	—	—	—	—	—
Grade 5	217,600	—	282	—	217,882

	15,316,498	13,099	282	—	15,329,879

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2021 and 2020, are the same as the criteria for securities other than equity securities.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Deposits, savings, securities, and others	424,731	1,264,017

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	170,531,863	168,545,037	339,076,900	96.54	(1,452,104)	337,624,796
Japan	86	1,082,456	1,082,542	0.31	(2,332)	1,080,210
United States	—	3,227,026	3,227,026	0.92	(13,976)	3,213,050
China	—	4,533,168	4,533,168	1.29	(20,971)	4,512,197
Others	167,926	3,159,908	3,327,834	0.94	(12,335)	3,315,499

	170,699,875	180,547,595	351,247,470	100.00	(1,501,718)	349,745,752

	December 31, 2020
(In millions of Korean won)	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	162,327,214	149,351,189	311,678,403	97.60	(1,359,220)	310,319,183
Japan	94	960,604	960,698	0.30	(1,258)	959,440
United States	—	1,615,499	1,615,499	0.51	(8,234)	1,607,265
China	—	2,761,438	2,761,438	0.86	(12,150)	2,749,288
Others	155,907	2,164,158	2,320,065	0.73	(8,038)	2,312,027

	162,483,215	156,852,888	319,336,103	100.00	(1,388,900)	317,947,203

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~ 675 million and ~~W~~ 395 million, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Loans *	%	Allowances	Carrying amount
Financial institutions	18,710,348	10.36	(10,396)	18,699,952
Manufacturing	46,251,923	25.62	(450,371)	45,801,552
Service	79,044,306	43.78	(229,348)	78,814,958
Wholesale and retail	23,802,373	13.18	(126,984)	23,675,389
Construction	2,882,982	1.60	(71,572)	2,811,410
Public sector	1,563,869	0.87	(4,061)	1,559,808
Others	8,291,794	4.59	(50,379)	8,241,415

	180,547,595	100.00	(943,111)	179,604,484

(In millions of Korean won)	December 31, 2021
	Loans *	%	Allowances	Carrying amount
Financial institutions	13,610,225	8.68	(5,823)	13,604,402
Manufacturing	43,242,177	27.57	(419,628)	42,822,549
Service	69,932,762	44.58	(210,017)	69,722,745
Wholesale and retail	20,547,779	13.10	(107,586)	20,440,193
Construction	2,573,742	1.64	(87,732)	2,486,010
Public sector	1,114,350	0.71	(2,699)	1,111,651
Others	5,831,853	3.72	(33,673)	5,798,180

	156,852,888	100.00	(867,158)	155,985,730

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~ 675 million and ~~W~~ 395 million, respectively.

4.2.8.3 Classifications of retail loans as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	92,448,330	54.16	(50,222)	92,398,108
General loan	78,251,545	45.84	(508,385)	77,743,160

	170,699,875	100.00	(558,607)	170,141,268

	December 31, 2020
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	86,277,661	53.10	(42,096)	86,235,565
General loan	76,205,554	46.90	(479,646)	75,725,908

	162,483,215	100.00	(521,742)	161,961,473

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	16,780,623	17.13	(10,465)	16,770,158
Group2	39,583,150	40.41	(10,375)	39,572,775
Group3	31,772,074	32.43	(9,957)	31,762,117
Group4	9,677,419	9.88	(6,517)	9,670,902
Group5	140,182	0.14	(273)	139,909
Group6	10,328	0.01	(87)	10,241

	97,963,776	100.00	(37,674)	97,926,102

	December 31, 2020
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group1	13,721,317	14.23	(8,252)	13,713,065
Group2	26,749,535	27.74	(6,001)	26,743,534
Group3	35,831,558	37.15	(9,458)	35,822,100
Group4	19,706,942	20.44	(13,319)	19,693,623
Group5	401,295	0.42	(1,413)	399,882
Group6	15,962	0.02	(147)	15,815

	96,426,609	100.00	(38,590)	96,388,019

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

*	LTV: Loan to Value ratio

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	20,037,675	100.00	(132)	20,037,543

	20,037,675	100.00	(132)	20,037,543

Securities measured at fair value through profit or loss
Government and government funded institutions	2,154,191	14.76	—	2,154,191
Finance and insurance [1]	10,882,060	74.56	—	10,882,060
Others	1,558,438	10.68	—	1,558,438

	14,594,689	100.00	—	14,594,689

Derivative financial assets
Government and government funded institutions	6,985	0.24	—	6,985
Finance and insurance [1]	2,808,256	94.87	—	2,808,256
Others	144,933	4.89	—	144,933

	2,960,174	100.00	—	2,960,174

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	12,975,270	34.62	—	12,975,270
Finance and insurance	19,462,711	51.93	—	19,462,711
Others	5,039,745	13.45	—	5,039,745

	37,477,726	100.00	—	37,477,726

Securities measured at amortized cost
Government and government funded institutions	11,963,615	55.21	—	11,963,615
Finance and insurance	9,538,725	44.02	(3,004)	9,535,721
Others	167,945	0.77	(223)	167,722

	21,670,285	100.00	(3,227)	21,667,058

	96,740,549		(3,359)	96,737,190

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	15,329,879	100.00	(354)	15,329,525

	15,329,879	100.00	(354)	15,329,525

Securities measured at fair value through profit or loss
Government and government funded institutions	2,584,825	21.48	—	2,584,825
Finance and insurance [1]	8,916,127	74.11	—	8,916,127
Others	529,970	4.41	—	529,970

	12,030,922	100.00	—	12,030,922

Derivative financial assets
Government and government funded institutions	44,670	0.97	—	44,670
Finance and insurance [1]	3,938,815	85.97	—	3,938,815
Others	598,350	13.06	—	598,350

	4,581,835	100.00	—	4,581,835

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,405,220	36.41	—	14,405,220
Finance and insurance	21,157,517	53.48	—	21,157,517
Others	4,000,182	10.11	—	4,000,182

	39,562,919	100.00	—	39,562,919

Securities measured at amortized cost
Government and government funded institutions	4,763,369	31.60	—	4,763,369
Finance and insurance	10,267,728	68.12	(2,155)	10,265,573
Others	41,984	0.28	(18)	41,966

	15,073,081	100.00	(2,173)	15,070,908

	86,578,636		(2,527)	86,576,109

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~ 8,111 million and ~~W~~ 4,186 million, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,465,707	82.17	—	16,465,707
United States	2,375,755	11.86	(39)	2,375,716
Others	1,196,213	5.97	(93)	1,196,120

	20,037,675	100.00	(132)	20,037,543

Securities measured at fair value through profit or loss
Korea	12,828,663	87.90	—	12,828,663
United States	1,063,902	7.29	—	1,063,902
Others	702,124	4.81	—	702,124

	14,594,689	100.00	—	14,594,689

Derivative financial assets
Korea	1,060,991	35.84	—	1,060,991
United States	707,545	23.90	—	707,545
France	370,787	12.53	—	370,787
Others	820,851	27.73	—	820,851

	2,960,174	100.00	—	2,960,174

Securities measured at fair value through other comprehensive income *
Korea	34,298,370	91.52	—	34,298,370
United States	556,810	1.49	—	556,810
Others	2,622,546	6.99	—	2,622,546

	37,477,726	100.00	—	37,477,726

Securities measured at amortized cost
Korea	21,250,544	98.06	(2,803)	21,247,741
United States	76,812	0.35	(106)	76,706
United Kingdom	157,558	0.73	(141)	157,417
Others	185,371	0.86	(177)	185,194

	21,670,285	100.00	(3,227)	21,667,058

	96,740,549		(3,359)	96,737,190

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	11,859,614	77.36	—	11,859,614
United States	1,936,559	12.63	(282)	1,936,277
Others	1,533,706	10.01	(72)	1,533,634

	15,329,879	100.00	(354)	15,329,525

Securities measured at fair value through profit or loss
Korea	10,271,952	85.38	—	10,271,952
United States	1,096,368	9.11	—	1,096,368
Others	662,602	5.51	—	662,602

	12,030,922	100.00	—	12,030,922

Derivative financial assets
Korea	2,131,842	46.53	—	2,131,842
United States	612,878	13.38	—	612,878
France	399,942	8.73	—	399,942
Others	1,437,173	31.36	—	1,437,173

	4,581,835	100.00	—	4,581,835

Securities measured at fair value through other comprehensive income *
Korea	37,158,763	93.92	—	37,158,763
United States	223,750	0.57	—	223,750
Others	2,180,406	5.51	—	2,180,406

	39,562,919	100.00	—	39,562,919

Securities measured at amortized cost
Korea	14,757,644	97.91	(2,015)	14,755,629
United States	5,473	0.04	(4)	5,469
United Kingdom	272,511	1.81	(103)	272,408
Others	37,453	0.24	(51)	37,402

	15,073,081	100.00	(2,173)	15,070,908

	86,578,636		(2,527)	86,576,109

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2021 and 2020, are ~~W~~ 8,111 million and ~~W~~ 4,186 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Bank becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Bank.

The Bank establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains a resolution from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Bank calculates and manages Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing result for all transactions and off-balance transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	112,698	—	—	—	—	—	112,698
Derivatives held for trading [1]	2,698,433	—	—	—	—	—	2,698,433
Derivatives held for hedging [2]	—	2,291	5,996	6,589	15,213	1,423	31,512
Deposits [3]	195,111,497	13,184,603	28,999,866	106,385,543	8,495,262	183,875	352,360,646
Borrowings	49,783	9,424,878	4,469,503	9,858,812	6,589,299	900,323	31,292,598
Debentures	14,528	660,209	1,252,623	12,523,197	9,152,235	4,703,966	28,306,758
Lease liabilities	139	14,015	26,883	102,646	191,151	13,127	347,961
Other financial liabilities	—	16,932,644	467	118,985	—	—	17,052,096

	197,987,078	40,218,640	34,755,338	128,995,772	24,443,160	5,802,714	432,202,702

Off-balance sheet items
Commitments [4]	96,760,612	—	—	—	—	—	96,760,612
Acceptances and guarantees contracts	9,615,887	—	—	—	—	—	9,615,887
Financial guarantee contracts [5]	8,571,865	—	—	—	—	—	8,571,865

	114,948,364	—	—	—	—	—	114,948,364

(In millions of Korean won)	December 31, 2020
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	141,277	—	—	—	—	—	141,277
Derivatives held for trading [1]	4,228,446	—	—	—	—	—	4,228,446
Derivatives held for hedging [2]	—	2,807	3,556	14,545	32,981	109	53,998
Deposits [3]	172,719,673	15,113,835	26,929,108	96,506,871	10,301,493	250,641	321,821,621
Borrowings	45,823	8,578,768	2,973,029	7,210,527	5,672,658	822,080	25,302,885
Debentures	17,783	744,155	2,585,312	7,528,801	10,987,115	4,038,300	25,901,466
Lease liabilities	205	15,004	27,244	100,988	186,877	23,474	353,792
Other financial liabilities	—	13,641,788	471	124,493	—	—	13,766,752

	177,153,207	38,096,357	32,518,720	111,486,225	27,181,124	5,134,604	391,570,237

Off-balance sheet items
Commitments [4]	91,136,349	—	—	—	—	—	91,136,349
Acceptances and guarantees contracts	7,970,654	—	—	—	—	—	7,970,654
Financial guarantee contracts [5]	6,426,473	—	—	—	—	—	6,426,473

	105,533,476	—	—	—	—	—	105,533,476

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit among commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	601	427	2,989	—	—	4,017
Cash flow to be paid of net-settled derivatives	313	2,437	3,238	110	—	6,098

	December 31, 2020
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net-settled derivatives	69	91	350	30	—	540
Cash flow to be paid of net-settled derivatives	124	3,673	7,406	4,043	—	15,246

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Bank manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Bank sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Bank maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Bank.

The Bank’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

The Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, the Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. The Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Bank and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Bank also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Bank.

4.4.3.2 Observation method of market risk arising from trading positions

The Bank measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Bank manages market risk arising from trading positions at the portfolio level. In addition, the Bank controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.4.3.3 VaR

(a) VaR

The Bank uses the risk-based valuation method (VaR) to measure the market risk of the trading position.

The Bank uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confidence level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under a certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for the normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When the Bank measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if the internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions.

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

(c) Stress Testing

The Bank carries out stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rate, stock price, foreign exchange rate, and implied volatility of options that have a significant impact on portfolio value in a crisis. The Bank carries out stress testing through historical and hypothetical scenarios. This stress testing is carried out at least once a quarter.

VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions with a ten-day holding period, excluding Stressed VaR, for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Average	Minimum	Maximum	December 31, 2021
Interest rate risk	12,720	2,985	41,939	8,061
Stock price risk	—	—	—	—
Currency risk	20,171	9,724	61,020	12,871
Diversification effect				(2,798)

Total VaR	29,650	8,572	101,110	18,134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Average	Minimum	Maximum	December 31, 2020
Interest rate risk	45,239	2,037	88,320	37,203
Stock price risk	93	—	298	—
Currency risk	52,143	12,935	87,099	61,687
Diversification effect				1,287

Total VaR	98,381	13,608	143,043	100,177

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Interest rate risk	365	27,641
Stock price risk	6	14
Currency risk	355	—

	726	27,655

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Bank manages interest rate risk associated with trading portfolios using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk arises mainly from derivatives linked to stocks positions in the Capital Markets Department. This stock price risk is managed through VaR, sensitivity limits, and others.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Bank also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates ΔEVE for internal management of interest rate risk, assuming a historical-simulation based on interest rate volatility during the past financial crisis (FY2008-FY2009), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flow, ΔEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

ΔNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.4.4.6 ΔEVE and ΔNII

The Bank calculates ΔEVE by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2021 and 2020, are as follows:

	December 31, 2021		December 31, 2020
(In millions of Korean won)	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	643,305	478,400	521,124	426,811
Scenario 2 (Parallel shock down)	183,107	—	72,458	2,272
Scenario 3 (Short rates down and long rates up)	121,306		123,150
Scenario 4 (Short rates up and long rates down)	266,778		429,344
Scenario 5 (Short rates shock up)	487,914		488,939
Scenario 6 (Short rates shock down)	565,768		523,177
Maximum out of six scenarios	643,305	478,400	523,177	426,811
Basic capital	32,118,160		29,136,133

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,911,985	317,082	206,918	49,954	171,638	479,074	5,136,651
Financial assets at fair value through profit or loss	2,305,996	—	349,449	—	—	21,328	2,676,773
Derivatives held for trading	148,078	—	—	—	—	—	148,078
Derivatives held for hedging	82,062	—	—	—	—	90	82,152
Loans measured at amortized cost	23,305,792	583,537	1,546,145	234,612	158,012	1,170,689	26,998,787
Financial assets at fair value through other comprehensive income	5,457,614	5,152	121,573	6,273	—	258,239	5,848,851
Financial assets at amortized cost	706,159	—	—	—	—	—	706,159
Other financial assets	1,386,327	36,398	95,596	6,874	16,844	36,242	1,578,281

	37,304,013	942,169	2,319,681	297,713	346,494	1,965,662	43,175,732

Financial liabilities
Derivatives held for trading	192,455	71	71	—	—	314	192,911
Derivatives held for hedging	42,470	—	—	—	—	—	42,470
Deposits	17,285,631	828,539	1,831,650	106,317	203,271	980,928	21,236,336
Borrowings	13,585,107	456,029	304,678	190,436	7,689	728,591	15,272,530
Debentures	6,026,995	—	1,338,391	—	102,443	83,994	7,551,823
Other financial liabilities	1,514,514	23,141	138,477	15,025	34,049	41,713	1,766,919

	38,647,172	1,307,780	3,613,267	311,778	347,452	1,835,540	46,062,989

Off-balance sheet items	16,904,802	353	217,007	800	117,437	184,824	17,425,223

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,106,479	511,564	209,562	56,996	131,188	470,716	4,486,505
Financial assets at fair value through profit or loss	1,461,309	—	188,882	—	—	19,479	1,669,670
Derivatives held for trading	306,544	—	—	—	—	—	306,544
Derivatives held for hedging	106,631	—	—	—	—	—	106,631
Loans measured at amortized cost	16,544,961	550,793	1,096,898	221,880	12,433	772,425	19,199,390
Financial assets at fair value through other comprehensive income	4,353,601	5,271	9,438	—	—	148,517	4,516,827
Financial assets at amortized cost	317,341	—	—	—	—	—	317,341
Other financial assets	1,536,764	49,122	200,083	5,504	89,253	141,059	2,021,785

	27,733,630	1,116,750	1,704,863	284,380	232,874	1,552,196	32,624,693

Financial liabilities
Derivatives held for trading	400,378	65	109	—	—	—	400,552
Derivatives held for hedging	66,305	—	—	—	—	—	66,305
Deposits	13,556,633	885,629	916,361	66,331	212,817	919,228	16,556,999
Borrowings	8,743,953	485,618	321,705	218,578	7,850	136,752	9,914,456
Debentures	4,691,943	—	666,873	—	—	120,388	5,479,204
Other financial liabilities	2,168,468	38,661	93,949	9,491	17,039	22,757	2,350,365

	29,627,680	1,409,973	1,998,997	294,400	237,706	1,199,125	34,767,881

Off-balance sheet items	13,360,888	32,200	254,222	741	121,760	118,713	13,888,524

4.4.6 Risk management according to interest rate benchmark reform

Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 2021, are as follows:

	December 31, 2021
	Exposure amount *
(In millions of Korean won)	USD LIBOR	Others
Measured at fair value (non-derivative):
Financial investments at fair value through other comprehensive income	231,702	—
Measured at amortized cost:
Loans	3,614,592	55,800
Borrowings and debentures	52,162	—
Others:
Derivative financial instruments	1,126,930	—

*

Financial instruments to be expired before transition to alternative interest rate benchmark are excluded, and non-derivative financial instruments are the carrying amount and others are the nominal amount.

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Bank established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Bank conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Bank is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2021. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Bank is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 8.0% (December 31, 2020: 8.0%), Tier 1 capital ratio of 9.5% (December 31, 2020: 9.5%), and Total Capital ratio of 11.5% (December 31, 2020: 11.5%)).

The Bank’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Bank and is the last to be compensated in liquidation of the Bank and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Bank upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

The risk-weighted assets are the magnitude of assets that reflect the risk that the Bank has to bear including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Bank calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Bank complied with external capital adequacy requirements as of December 31, 2021 and 2020.

Apart from the capital adequacy ratio, the Bank evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Bank under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The Risk Management Committee of the Bank determines the risk appetite of the Bank, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Bank monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Bank’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Bank’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Total Capital:	35,572,367	32,554,705
Tier 1 Capital	30,491,173	28,234,310
Common Equity Tier 1 Capital	29,916,650	27,659,787
Additional Tier 1 Capital	574,523	574,523
Tier 2 Capital	5,081,194	4,320,395
Risk-Weighted Assets:	203,569,325	183,148,273
Credit risk [1]	181,149,126	160,817,395
Market risk [2]	10,833,390	11,372,840
Operational risk [3]	11,586,809	10,958,038
Total Capital ratio (%):	17.47	17.78
Tier 1 Capital ratio (%)	14.98	15.42
Common Equity Tier 1 Capital ratio (%)	14.70	15.10

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Internal Model-Based Method and Standard Method.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Method.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	3,102,054	2,958,198	1,793,696	7,853,948
Net interest income	3,272,074	3,541,539	317,702	7,131,315
Interest income	4,202,858	4,437,930	850,054	9,490,842
Interest expense	(930,784)	(896,391)	(532,352)	(2,359,527)
Net fee and commission income	386,318	392,060	410,254	1,188,632
Fee and commission income	499,928	535,530	536,727	1,572,185
Fee and commission expense	(113,610)	(143,470)	(126,473)	(383,553)
Net gains on financial instruments at fair value through profit or loss	871	—	352,087	352,958
Net other operating income (expenses)	(557,209)	(975,401)	713,653	(818,957)
General and administrative expenses	(1,436,393)	(2,036,855)	(534,420)	(4,007,668)
Operating income before provision for credit losses	1,665,661	921,343	1,259,276	3,846,280
Provision for credit losses	(225,798)	(125,876)	(4,889)	(356,563)
Net operating income	1,439,863	795,467	1,254,387	3,489,717
Net non-operating income (expenses)	(362)	—	5,757	5,395
Segment profit before income tax expense	1,439,501	795,467	1,260,144	3,495,112
Income tax expense	(395,863)	(218,753)	(317,138)	(931,754)

Profit for the year	1,043,638	576,714	943,006	2,563,358

Total assets *	170,002,814	169,513,344	125,257,239	464,773,397
Total liabilities *	180,852,527	180,815,013	70,488,256	432,155,796

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	2,727,537	2,918,826	2,011,837	7,658,200
Net interest income	2,937,744	3,178,280	322,832	6,438,856
Interest income	4,260,464	4,519,579	938,646	9,718,689
Interest expense	(1,322,720)	(1,341,299)	(615,814)	(3,279,833)
Net fee and commission income	357,625	406,603	341,022	1,105,250
Fee and commission income	458,329	529,178	468,100	1,455,607
Fee and commission expense	(100,704)	(122,575)	(127,078)	(350,357)
Net gains on financial instruments at fair value through profit or loss	665	—	335,016	335,681
Net other operating income (expenses)	(568,497)	(666,057)	1,012,967	(221,587)
General and administrative expenses	(1,384,703)	(2,072,515)	(570,549)	(4,027,767)
Operating income before provision for credit losses	1,342,834	846,311	1,441,288	3,630,433
Provision for credit losses	(192,004)	(264,943)	(3,866)	(460,813)
Net operating income	1,150,830	581,368	1,437,422	3,169,620
Net non-operating expenses	(418)	—	(78,805)	(79,223)
Segment profit before income tax expense	1,150,412	581,368	1,358,617	3,090,397
Income tax expense	(316,363)	(159,876)	(347,199)	(823,438)

Profit for the year	834,049	421,492	1,011,418	2,266,959

Total assets *	148,608,992	161,330,053	112,187,189	422,126,234
Total liabilities *	153,134,944	176,571,944	61,959,534	391,666,422

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Corporate banking service	3,102,054	2,727,537
Retail banking service	2,958,198	2,918,826
Others	1,793,696	2,011,837

	7,853,948	7,658,200

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2021 and 2020, and major non-current assets as of December 31, 2021 and 2020, are as follows:

	Net operating revenues from external customers		Major non-current assets
(In millions of Korean won)	2021	2020	December 31, 2021	December 31, 2020
Domestic	7,695,778	7,549,401	4,158,441	4,233,861
China	50,913	8,752	2,835	3,239
United States	37,332	3,071	7,009	8,206
New Zealand	12,857	3,554	1,932	2,385
Japan	17,482	7,933	2,019	2,607
United Kingdom	23,571	32,563	885	1,250
Vietnam	10,185	38,983	2,132	2,167
India	5,830	13,943	839	1,155

	7,853,948	7,658,200	4,176,092	4,254,870

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows:

	December 31, 2021		December 31, 2020

(In millions of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	22,368,904	22,368,849	17,989,041	17,991,399
Financial assets at fair value through profit or loss:	14,782,128	14,782,128	12,191,559	12,191,559
Debt securities	14,594,689	14,594,689	12,030,922	12,030,922
Equity securities	36,435	36,435	31,916	31,916
Loans	37,382	37,382	38,756	38,756
Others	113,622	113,622	89,965	89,965
Derivatives held for trading	2,829,750	2,829,750	4,422,796	4,422,796
Derivatives held for hedging	130,424	130,424	159,039	159,039
Loans measured at amortized cost	349,438,762	349,337,321	317,673,667	318,257,423
Financial assets at fair value through other comprehensive income:	40,917,071	40,917,071	42,300,254	42,300,254
Debt securities	37,477,726	37,477,726	39,562,919	39,562,919
Equity securities	3,169,736	3,169,736	2,502,555	2,502,555
Loans	269,609	269,609	234,780	234,780
Securities measured at amortized cost	21,667,058	21,382,927	15,070,908	15,137,731
Other financial assets	5,193,409	5,193,409	5,630,598	5,630,598

	457,327,506	456,941,879	415,437,862	416,090,799

Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	112,698	141,277	141,277
Derivatives held for trading	2,698,433	2,698,433	4,228,446	4,228,446
Derivatives held for hedging	42,471	42,471	67,267	67,267
Deposits	349,615,372	349,524,907	319,082,424	319,332,081
Borrowings	31,073,908	30,998,211	25,099,647	25,093,558
Debentures	26,891,141	26,953,355	24,690,676	24,872,703
Other financial liabilities	19,186,687	19,186,687	16,033,368	16,033,368

	429,620,710	429,516,762	389,343,105	389,768,700

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model and independent external professional valuation institutions. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of counterparty and the Bank’s own credit risk are applied through credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.1.2 Fair value hierarchy

The Bank believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	2,726,982	8,858,390	3,196,756	14,782,128
Debt securities	2,613,360	8,858,390	3,122,939	14,594,689
Equity securities	—	—	36,435	36,435
Loans	—	—	37,382	37,382
Others	113,622	—	—	113,622
Derivatives held for trading	—	2,829,733	17	2,829,750
Derivatives held for hedging	—	130,424	—	130,424
Financial assets at fair value through other comprehensive income:	11,698,251	28,369,785	849,035	40,917,071
Debt securities	9,377,550	28,100,176	—	37,477,726
Equity securities	2,320,701	—	849,035	3,169,736
Loans	—	269,609	—	269,609

	14,425,233	40,188,332	4,045,808	58,659,373

Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivatives held for trading	—	2,698,433	—	2,698,433
Derivatives held for hedging	—	42,471	—	42,471

	112,698	2,740,904	—	2,853,602

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	3,510,745	6,576,896	2,103,918	12,191,559
Debt securities	3,420,780	6,576,896	2,033,246	12,030,922
Equity securities	—	—	31,916	31,916
Loans	—	—	38,756	38,756
Others	89,965	—	—	89,965
Derivatives held for trading	—	4,304,456	118,340	4,422,796
Derivatives held for hedging	—	159,039	—	159,039
Financial assets at fair value through other comprehensive income:	9,698,020	30,684,313	1,917,921	42,300,254
Debt securities	9,113,386	30,449,533	—	39,562,919
Equity securities	584,634	—	1,917,921	2,502,555
Loans	—	234,780	—	234,780

	13,208,765	41,724,704	4,140,179	59,073,648

Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivatives held for trading	—	4,161,752	66,694	4,228,446
Derivatives held for hedging	—	67,267	—	67,267

	141,277	4,229,019	66,694	4,436,990

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	8,858,390
Debt securities	8,858,390	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	2,829,733	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	130,424	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	28,369,785
Debt securities	28,100,176	DCF Model	Discount rate
Loans	269,609	DCF Model	Discount rate

	40,188,332

Financial liabilities
Derivatives held for trading	2,698,433	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	42,471	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	2,740,904

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	6,576,896
Debt securities	6,576,896	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,304,456	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	159,039	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	30,684,313
Debt securities	30,449,533	DCF Model	Discount rate
Loans	234,780	DCF Model	Discount rate

	41,724,704

Financial liabilities
Derivatives held for trading	4,161,752	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	67,267	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	4,229,019

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,331,361	19,531,864	505,624	22,368,849
Loans measured at amortized cost	—	—	349,337,321	349,337,321
Securities measured at amortized cost	2,273,744	19,109,183	—	21,382,927
Other financial assets [2]	—	—	5,193,409	5,193,409

	4,605,105	38,641,047	355,036,354	398,282,506

Financial liabilities
Deposits [1]	—	191,038,798	158,486,109	349,524,907
Borrowings [1]	—	2,146	30,996,065	30,998,211
Debentures	—	26,953,355	—	26,953,355
Other financial liabilities [2]	—	—	19,186,687	19,186,687

	—	217,994,299	208,668,861	426,663,160

	December 31, 2020
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,659,516	14,432,267	899,616	17,991,399
Loans measured at amortized cost	—	—	318,257,423	318,257,423
Securities measured at amortized cost	3,725,511	11,412,220	—	15,137,731
Other financial assets [2]	—	—	5,630,598	5,630,598

	6,385,027	25,844,487	324,787,637	357,017,151

Financial liabilities
Deposits [1]	—	168,232,612	151,099,469	319,332,081
Borrowings [1]	—	295	25,093,263	25,093,558
Debentures	—	24,872,703	—	24,872,703
Other financial liabilities [2]	—	—	16,033,368	16,033,368

	—	193,105,610	192,226,100	385,331,710

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	19,109,183	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	26,953,355	DCF Model	Discount rate

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	11,412,220	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	24,872,703	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	505,624	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	349,337,321	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	349,842,945

Financial liabilities
Deposits	158,486,109	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	30,996,065	DCF Model	Other spread, interest rate	Other spread

	189,482,174

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	899,616	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	318,257,423	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	319,157,039

Financial liabilities
Deposits	151,099,469	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	25,093,263	DCF Model	Other spread, interest rate	Other spread

	176,192,732

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020, are as follows:

	2021
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	2,065,162	38,756	1,917,921	51,646	—
Total gains or losses:
- Profit or loss	141,491	(1,374)	—	(30,821)	—
- Other comprehensive loss	—	—	(139,460)	—	—
Purchases	1,333,191	—	23,507	23,441	—
Sales	(380,470)	—	(484)	(44,249)	—
Transfers out of Level 3	—	—	(952,449)	—	—

Ending	3,159,374	37,382	849,035	17	—

	2020
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	1,739,353	188,133	1,041,217	70	—
Total gains or losses:
- Profit or loss	68,324	627	—	24,363	—
- Other comprehensive income	—	—	784,055	—	—
Purchases	571,860	—	92,665	27,035	—
Sales	(314,375)	(150,004)	(16)	—	—
Transfers into Level 3	—	—	—	178	—

Ending	2,065,162	38,756	1,917,921	51,646	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	76,283	33,013	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	105,559	32,542	—

	2020
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains (losses) recognized in profit or loss for the period	117,340	(24,026)	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period	113,269	(24,026)	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	3,122,939	Net Asset Value Method, DCF Model, Tree Model	Rate of real estate sale price fluctuation, discount rate, liquidation value, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Discount rate	8.17 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of stock price	19.48	Higher the volatility, higher the fair value fluctuation
Equity securities	36,435	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	10.76 ~ 22.79	Lower the discount rate, higher the fair value
Loans	37,382	DCF Model	Discount rate	Discount rate	8.21	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	17	Tree Model, DCF Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	17.00 ~ 25.49	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	849,035	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	10.42 ~ 18.02	Lower the discount rate, higher the fair value
				Volatility of stock price	23.36 ~ 25.49	Higher the volatility, higher the fair value fluctuation

	4,045,808

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	2,033,246	Net Asset Value Method, DCF Model	Rate of real estate sale price fluctuation, discount rate, liquidation value	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Discount rate	8.63 ~ 21.37	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
Equity securities	31,916	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	7.64 ~ 18.67	Lower the discount rate, higher the fair value
Loans	38,756	DCF Model	Discount rate	Discount rate	7.86	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	118,340	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	22.11 ~ 54.50	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	1,917,921	DCF Model, Comparable Company Analysis, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	9.90 ~ 19.67	Lower the discount rate, higher the fair value
				Volatility of stock price	22.11 ~ 24.16	Higher the volatility, higher the fair value fluctuation

	4,140,179

Financial liabilities
Derivatives held for trading:
Stock and index	66,694	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	59.60	Higher the volatility, higher the fair value fluctuation

	66,694

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	1,847	(1,828)	—	—
Equity securities [2,5]	3,217	(2,482)	—	—
Loans [4]	3,062	(2,742)	—	—
Derivatives held for trading [1]	2	—	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	87,021	(65,000)

	8,128	(7,052)	87,021	(65,000)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	2,067	(2,061)	—	—
Equity securities [2,5]	5,334	(2,910)	—	—
Loans [4]	3,316	(2,952)	—	—
Derivatives held for trading [1]	30,657	(29,521)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	94,084	(55,297)

	41,374	(37,444)	94,084	(55,297)

Financial liabilities
Derivatives held for trading [1]	16,708	(16,202)	—	—

	16,708	(16,202)	—	—

[1]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.
[2]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (0%p~0.5%p).
[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate sale price fluctuation (-1%p~1%p), and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting liquidation value (-1%p~1%p) and discount rate (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p).
[5]

The amounts of ~~W~~ 3,212,082 million and ~~W~~ 3,045,123 million of financial assets classified as level 3 as of December 31, 2021 and 2020, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

6.2.4 Day one gains or losses

When the Bank measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss. There is no deferred day one gains or losses for the years ended December 31, 2021 and 2020.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	22,368,904	—	22,368,904
Financial assets at fair value through profit or loss	14,782,128	—	—	—	—	14,782,128
Derivative financial assets	2,829,750	—	—	—	130,424	2,960,174
Loans measured at amortized cost	—	—	—	349,438,762	—	349,438,762
Financial investments	—	37,747,335	3,169,736	21,667,058	—	62,584,129
Other financial assets	—	—	—	5,193,409	—	5,193,409

	17,611,878	37,747,335	3,169,736	398,668,133	130,424	457,327,506

	December 31, 2021
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	112,698	—	—	112,698
Derivative financial liabilities	2,698,433	—	42,471	2,740,904
Deposits	—	349,615,372	—	349,615,372
Borrowings	—	31,073,908	—	31,073,908
Debentures	—	26,891,141	—	26,891,141
Other financial liabilities	—	19,186,687	—	19,186,687

	2,811,131	426,767,108	42,471	429,620,710

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	17,989,041	—	17,989,041
Financial assets at fair value through profit or loss	12,191,559	—	—	—	—	12,191,559
Derivative financial assets	4,422,796	—	—	—	159,039	4,581,835
Loans measured at amortized cost	—	—	—	317,673,667	—	317,673,667
Financial investments	—	39,797,699	2,502,555	15,070,908	—	57,371,162
Other financial assets	—	—	—	5,630,598	—	5,630,598

	16,614,355	39,797,699	2,502,555	356,364,214	159,039	415,437,862

	December 31, 2020
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	141,277	—	—	141,277
Derivative financial liabilities	4,228,446	—	67,267	4,295,713
Deposits	—	319,082,424	—	319,082,424
Borrowings	—	25,099,647	—	25,099,647
Debentures	—	24,690,676	—	24,690,676
Other financial liabilities	—	16,033,368	—	16,033,368

	4,369,723	384,906,115	67,267	389,343,105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,189	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,463	5,463

			10,652	10,652

	December 31, 2020
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	5,190	5,190
FK 1411 ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	1,062	1,062
AP 3B ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	646	646
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	6,304	6,304

			13,202	13,202

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the statement of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	584,579	553,934
Loaned securities:
Government and public bonds	49,816	—

	634,395	553,934

	December 31, 2020
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	894,010	825,700
Loaned securities:
Government and public bonds	741,804	—

	1,635,814	825,700

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.5 Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Bank’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Bank has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the statement of financial position as the Bank has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,829,733	—	2,829,733	(1,809,890)	(5)	1,150,262
Derivatives held for hedging	130,424	—	130,424
Unsettled spot exchange receivable	2,351,502	—	2,351,502	(2,349,893)	—	1,609
Bonds purchased under repurchase agreements	5,468,420	—	5,468,420	(5,468,420)	—	—
Domestic exchange settlement debits	43,372,672	(42,383,120)	989,552	—	—	989,552
Other financial instruments	20,728	(20,377)	351	—	—	351

	54,173,479	(42,403,497)	11,769,982	(9,628,203)	(5)	2,141,774

	December 31, 2020
(In millions of Korean won)	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,304,455	—	4,304,455	(3,174,526)	(275)	1,288,693
Derivatives held for hedging	159,039	—	159,039
Unsettled spot exchange receivable	3,104,233	—	3,104,233	(3,102,431)	—	1,802
Bonds purchased under repurchase agreements	2,801,680	—	2,801,680	(2,801,680)	—	—
Domestic exchange settlement debits	37,442,464	(36,726,449)	716,015	—	—	716,015
Other financial instruments	20,093	(19,757)	336	—	—	336

	47,831,964	(36,746,206)	11,085,758	(9,078,637)	(275)	2,006,846

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,698,433	—	2,698,433	(2,018,834)	—	722,070
Derivatives held for hedging	42,471	—	42,471
Unsettled spot exchange payable	2,350,353	—	2,350,353	(2,349,893)	—	460
Bonds sold under repurchase agreements *	553,934	—	553,934	(553,934)	—	—
Domestic exchange settlement credits	47,504,809	(42,383,120)	5,121,689	(5,121,689)	—	—
Other financial instruments	23,363	(20,377)	2,986	—	—	2,986

	53,173,363	(42,403,497)	10,769,866	(10,044,350)	—	725,516

	December 31, 2020
(In millions of Korean won)	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,161,752	—	4,161,752	(2,395,096)	—	1,833,923
Derivatives held for hedging	67,267	—	67,267
Unsettled spot exchange payable	3,103,095	—	3,103,095	(3,102,431)	—	664
Bonds sold under repurchase agreements *	875,761	—	875,761	(875,761)	—	—
Domestic exchange settlement credits	37,659,778	(36,726,449)	933,329	(933,329)	—	—
Other financial instruments	22,824	(19,757)	3,067	—	—	3,067

	45,890,477	(36,746,206)	9,144,271	(7,306,617)	—	1,837,654

*	Includes bonds sold under repurchase agreements to customers.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2021	December 31, 2020
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00~0.97	15,317,033	11,242,803
	Due from banks	Hana Bank and others	—	2,492	1,776

				15,319,525	11,244,579

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	CITI Bank N.A. and others	—	4,214,830	3,189,464
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. New York branch and others	0.30~5.75	151,106	97,388
	Due from others	State Street Bank and Trust Company Seoul and others	—	352,214	798,448

				4,718,150	4,085,300

				20,037,675	15,329,879

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2021	December 31, 2020	Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	15,317,033	11,242,803	Bank of Korea Act
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	760,905	446,652	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. New York branch	59,275	38,080	New York State Banking Law
	Due from others	State Street Bank and Trust Company Seoul and others	201,728	375,373	Derivatives margin account

			1,021,908	860,105

			16,338,941	12,102,908

*	Before netting of allowance

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired
Beginning	38	34	282
Transfer between stages	—	—	—
Provision (reversal) for credit losses	88	(35)	(282)
Others (exchange differences, etc.)	6	1	—

Ending	132	—	—

	2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired
Beginning	12	1,186	360
Transfer between stages	—	—	—
Provision (reversal) for credit losses	29	(1,128)	—
Others (exchange differences, etc.)	(3)	(24)	(78)

Ending	38	34	282

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	259,487	Repurchase agreements

		259,487

Securities measured at fair value through other comprehensive income	CITI Bank and others	57,693	Repurchase agreements
	The Bank of Korea	2,843,426	Borrowings from the Bank of Korea
		1,249,049	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	590,321	Derivatives transactions
	Others	34,757	Others

		4,775,246

Securities measured at amortized cost	Meritz Securities and others	302,780	Repurchase agreements
	The Bank of Korea	4,847,856	Borrowings from the Bank of Korea
		3,948,622	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	133,860	Derivatives transactions
	KB Insurance Co., Ltd. and others	121,880	Others

		9,354,998

Loans	Others	9,659,575	Covered bond and others

		24,049,306

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)		December 31, 2020
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	The Korea Exchange and others	166,185	Repurchase agreements
	Korea Securities Finance Corporation	52,842	Securities borrowing transactions

		219,027

Securities measured at fair value through other comprehensive income	CITI Bank and others	98,979	Repurchase agreements
	The Bank of Korea	2,837,453	Borrowings from the Bank of Korea
		1,610,691	Settlement risk of the Bank of Korea
	JP Morgan Chase Bank and others	156,300	Derivatives transactions
	Others	4,036	Others

		4,707,459

Securities measured at amortized cost	Meritz Securities and others	664,438	Repurchase agreements
	The Bank of Korea	4,295,149	Borrowings from the Bank of Korea
		3,677,922	Settlement risk of the Bank of Korea
	KB Securities Co., Ltd. and others	126,199	Derivatives transactions
	KB Insurance Co., Ltd. and others	151,796	Others

		8,915,504

Mortgage loans	Others	10,699,720	Covered bond

		24,541,710

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	5,936,919	—

	December 31, 2020
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,969,616	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting using interest rate swaps to hedge the risk of changes in fair value due to the changes in interest rate of structured debentures in Korean won, debentures, structured deposits in foreign currencies, and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, borrowings in foreign currencies, and group of loans measured at amortized cost.

9.1 Details of derivative financial instruments held for trading as of December 31, 2021 and 2020, are as follows:

	December 31, 2021			December 31, 2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	738,589	24,928	296	90,000	3,355	—
Futures [1]	1,640,283	—	—	1,149,666	—	—
Swaps [2]	200,308,355	302,530	323,095	180,520,565	514,968	572,905
Options	11,657,000	172,060	195,666	13,779,000	246,707	297,442

	214,344,227	499,518	519,057	195,539,231	765,030	870,347

Currency
Forwards	94,195,130	1,211,110	835,405	71,961,500	1,603,423	1,902,704
Futures [1]	—	—	—	21,760	—	—
Swaps	65,641,211	1,111,462	1,330,595	49,901,150	1,902,582	1,360,689
Options	2,051,034	7,643	13,376	2,377,775	33,421	28,012

	161,887,375	2,330,215	2,179,376	124,262,185	3,539,426	3,291,405

Stock and index
Options	355	17	—	563,704	118,340	66,694

	355	17	—	563,704	118,340	66,694

Credit
Swaps	13,423	—	—	—	—	—

	13,423	—	—	—	—	—

	376,245,380	2,829,750	2,698,433	320,365,120	4,422,796	4,228,446

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 158,924,418 million and ~~W~~ 146,476,830 million as of December 31, 2021 and 2020, respectively, were traded through the central clearing house.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,044,669	1,171,185	701,102	2,153,038	1,420,914	2,419,231	8,910,139
Average price condition (%), (CD and LIBOR)	0.94	1.23	1.04	1.16	1.06	1.39	1.18
Cash flow hedge
Nominal amount of the hedging instrument	2,843,325	414,925	—	—	—	—	3,258,250
Average price condition (%), (CD and LIBOR)	0.93	0.76	—	—	—	—	0.91

	December 31, 2020
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,255,568	956,315	479,405	620,788	1,462,964	2,442,691	9,217,731
Average price condition (%), (CD and LIBOR)	0.76	0.80	1.00	1.07	1.21	1.14	0.97
Cash flow hedge
Nominal amount of the hedging instrument	1,718,480	489,600	54,400	—	—	—	2,262,480
Average price condition (%), (CD and LIBOR)	0.72	1.17	0.96	—	—	—	0.82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021				2021
	Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate
Debt securities in Korean won	1,627,228	—	(20,272)	—	(21,071)
Debt securities in foreign currencies	3,567,662	—	(12,505)	—	(71,246)
Deposits in foreign currencies	—	93,521	—	(1,319)	3,222
Debentures in Korean won	—	2,470,123	—	(79,877)	70,308
Debentures in foreign currencies	—	1,154,178	—	27,953	45,132

	5,194,890	3,717,822	(32,777)	(53,243)	26,345

	December 31, 2020				2020
	Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate
Debt securities in Korean won	1,001,957	—	5,888	—	402
Debt securities in foreign currencies	2,712,980	—	62,922	—	42,382
Deposits in foreign currencies	—	121,768	—	2,088	(4,491)
Debentures in Korean won	—	3,623,161	—	(6,839)	27,909
Debentures in foreign currencies	—	1,985,333	—	81,333	(37,438)

	3,714,937	5,730,262	68,810	76,582	28,764

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	8,910,139	127,290	38,253	(33,228)

	December 31, 2020			2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	9,217,731	158,914	51,841	(23,022)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Interest rate	(6,883)	5,742

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Losses on hedging instruments	(12,657)	(8,214)
Gains on hedged items attributable to the hedged risk	13,056	13,811

	399	5,597

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2021	December 31, 2020	2021	2020
Interest rate risk	(11,306)	(10,073)	(89)	10,701

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2021 and 2020 and changes in fair value for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021			2021
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	3,258,250	3,134	4,218	11,555

	December 31, 2020			2020
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,262,480	125	15,426	(10,492)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Gains (losses) on hedging instruments:	11,555	(10,492)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)	11,468	(10,553)
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)	87	61

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Other comprehensive income (loss)	11,468	(10,553)
Reclassification to profit or loss	2,303	1,750
Income tax effect	(3,787)	2,421

	9,984	(6,382)

9.4.5 As of December 31, 2021, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until August 11, 2023.

9.5 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Bank assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

Details of the Bank’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2021, are as follows:

(In millions of Korean won and millions of US dollars)		December 31, 2021
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	3,123,388	2,470,123	5,690,000
USD#LIBOR#3M	USD	2,695	2,154	4,836
USD#LIBOR#6M	USD	224	—	225

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Loans	350,369,299	318,482,275
Deferred loan origination fees and costs	571,181	580,292
Less: Allowances for credit losses	(1,501,718)	(1,388,900)

	349,438,762	317,673,667

10.2 Details of loans to banks as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Loans	10,103,076	7,176,653
Less: Allowances for credit losses	(691)	(674)

	10,102,385	7,175,979

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Retail	Corporate	Total
Loans in Korean won	170,531,863	146,579,750	317,111,613
Loans in foreign currencies	168,012	11,797,445	11,965,457
Domestic import usance bills	—	3,311,142	3,311,142
Off-shore funding loans	—	1,135,753	1,135,753
Call loans	—	735,565	735,565
Bills bought in Korean won	—	2,209	2,209
Bills bought in foreign currencies	—	1,999,449	1,999,449
Guarantee payments under acceptances and guarantees	—	3,060	3,060
Bonds purchased under repurchase agreements	—	4,368,420	4,368,420
Privately placed bonds	—	204,736	204,736

	170,699,875	170,137,529	340,837,404
Proportion (%)	50.08	49.92	100.00

Less: Allowances for credit losses	(558,607)	(942,420)	(1,501,027)

	170,141,268	169,195,109	339,336,377

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2020
	Retail	Corporate	Total
Loans in Korean won	162,327,214	131,357,679	293,684,893
Loans in foreign currencies	156,001	8,338,256	8,494,257
Domestic import usance bills	—	2,152,059	2,152,059
Off-shore funding loans	—	1,258,137	1,258,137
Call loans	—	1,370,000	1,370,000
Bills bought in Korean won	—	1,620	1,620
Bills bought in foreign currencies	—	1,725,263	1,725,263
Guarantee payments under acceptances and guarantees	—	8,011	8,011
Bonds purchased under repurchase agreements	—	2,461,680	2,461,680
Privately placed bonds	—	729,994	729,994

	162,483,215	149,402,699	311,885,914
Proportion (%)	52.10	47.90	100.00

Less: Allowances for credit losses	(521,742)	(866,484)	(1,388,226)

	161,961,473	148,536,215	310,497,688

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	590,063	327,891	(334,478)	1	583,477
Others	569	51	(451)	(1)	168

	590,632	327,942	(334,929)	—	583,645

Deferred loan origination fees
Loans in Korean won	6,998	5,479	(2,400)	(1)	10,076
Loans in foreign currencies and others	3,341	108	(1,063)	2	2,388

	10,339	5,587	(3,463)	1	12,464

	580,293	322,355	(331,466)	(1)	571,181

(In millions of Korean won)	2020
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	573,297	408,691	(391,925)	—	590,063
Others	914	417	(761)	(1)	569

	574,211	409,108	(392,686)	(1)	590,632

Deferred loan origination fees
Loans in Korean won	6,135	3,812	(2,949)	—	6,998
Loans in foreign currencies and others	4,135	221	(1,012)	(2)	3,342

	10,270	4,033	(3,961)	(2)	10,340

	563,941	405,075	(388,725)	1	580,292

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2021 and 2020, are as follows:

	2021
	Retail				Corporate
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non- impaired	Impaired			Non- impaired	Impaired
Beginning	245,556	165,318	110,868	—	262,271	340,023	264,864	—
Transfer between stages:
Transfer to 12-month expected credit losses	111,827	(111,786)	(41)	—	79,615	(61,021)	(18,594)	—
Transfer to lifetime expected credit losses (non-impaired)	(88,697)	95,807	(7,110)	—	(65,533)	82,741	(17,208)	—
Transfer to lifetime expected credit losses (impaired)	(673)	(38,384)	39,057	—	(1,054)	(32,254)	33,308	—
Write-offs	—	12	(227,690)	—	—	(4)	(163,698)	—
Sales	(1,100)	(33)	(975)	—	(5)	—	(15,662)	—
Provision for credit losses [1,2]	22,585	54,002	192,554	—	42,812	98,242	120,880	—
Others (exchange differences, etc.)	(1,103)	(91)	(1,296)	—	3,544	(1,235)	(8,921)	—

Ending [3]	288,395	164,845	105,367	—	321,650	426,492	194,969	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
	Retail				Corporate
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non- impaired	Impaired			Non- impaired	Impaired
Beginning	178,920	176,837	118,150	—	187,900	260,535	392,212	—
Transfer between stages:
Transfer to 12-month expected credit losses	115,823	(115,776)	(47)	—	112,236	(104,702)	(7,534)	—
Transfer to lifetime expected credit losses (non-impaired)	(84,062)	166,663	(82,601)	—	(51,121)	121,946	(70,825)	—
Transfer to lifetime expected credit losses (impaired)	(627)	(120,528)	121,155	—	(1,118)	(42,696)	43,814	—
Write-offs	—	(5)	(326,783)	—	—	(1)	(201,214)	—
Sales	(1,540)	(19)	(1,106)	—	(9)	—	(21,005)	—
Provision for credit losses [1,2]	37,029	57,979	284,624	—	15,999	105,765	132,346	—
Others (exchange differences, etc.)	13	167	(2,524)	—	(1,616)	(824)	(2,930)	—

Ending [3]	245,556	165,318	110,868	—	262,271	340,023	264,864	—

[1]

Provision (reversal) for credit losses in the statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 222,227 million and ~~W~~ 230,303 million of collections from written-off loans for the years ended December 31, 2021 and 2020, respectively.
[3]

Includes additional allowances of ~~W~~ 49,928 million and ~~W~~ 43,377 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 17,801 million and ~~W~~ 19,494 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of December 31, 2021 and 2020, respectively. Includes additional allowances of ~~W~~ 18,625 million due to expanding the scope of the loans subject to individual assessment as of December 31, 2020.

The Bank manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 7,551,517 million and ~~W~~ 7,995,756 million as of December 31, 2021 and 2020, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2021 and 2020, are as follows:

	2021
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	294,886,513	23,229,852	946,202	—
Transfer between stages:
Transfer to 12-month expected credit losses	29,523,996	(29,447,432)	(76,564)	—
Transfer to lifetime expected credit losses (non-impaired)	(34,197,063)	34,611,267	(414,204)	—
Transfer to lifetime expected credit losses (impaired)	(284,649)	(1,192,440)	1,477,089	—
Write-offs	—	8	(391,388)	—
Sales	(2,755,184)	(7,780)	(136,052)	—
Net increase (decrease) (execution, repayment, and others)	37,419,211	(1,625,643)	(625,259)	—

Ending	324,592,824	25,567,832	779,824	—

	2020
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	272,494,927	19,084,118	1,161,115	—
Transfer between stages:
Transfer to 12-month expected credit losses	25,023,109	(24,942,860)	(80,249)	—
Transfer to lifetime expected credit losses (non-impaired)	(31,242,270)	32,318,210	(1,075,940)	—
Transfer to lifetime expected credit losses (impaired)	(285,332)	(2,056,951)	2,342,283	—
Write-offs	—	(6)	(527,997)	—
Sales	(4,323,388)	(17,860)	(198,253)	—
Net increase (decrease) (execution, repayment, and others)	33,219,467	(1,154,799)	(674,757)	—

Ending	294,886,513	23,229,852	946,202	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	2,044,994	2,535,614
Financial bonds	5,500,948	3,633,211
Corporate bonds	501,013	250,145
Beneficiary certificates	5,617,259	5,105,217
Investment funds	378,712	303,157
Other debt securities	551,763	203,578
Equity securities:
Stocks	36,435	31,916
Loans:
Other loans	37,382	38,756
Others:
Financial instruments indexed to the price of gold	113,622	89,965

	14,782,128	12,191,559

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	5,569,123	5,732,143
Financial bonds	18,680,309	19,604,028
Corporate bonds	12,445,893	12,673,259
Asset-backed securities	782,401	1,553,489
Equity securities:
Stocks	3,144,066	2,466,494
Equity investments	25,670	36,061
Loans:
Privately placed bonds	269,609	234,780

	40,917,071	42,300,254

Financial assets at amortized cost
Debt securities:
Government and public bonds	5,742,285	2,182,128
Financial bonds	2,879,015	4,671,266
Corporate bonds	6,358,169	2,592,834
Asset-backed securities	6,659,710	5,596,461
Other debt securities	31,106	30,392
Less: Allowances for credit losses	(3,227)	(2,173)

	21,667,058	15,070,908

	62,584,129	57,371,162

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

		2021		2020
(In millions of Korean won)		From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Stocks	Listed	7,106	300	7,000	11,844
	Unlisted	372	10,104	—	10,637
Equity investments		—	—	—	285

		7,478	10,404	7,000	22,766

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

		2021		2020
(In millions of Korean won)		Disposal price *	Accumulated other comprehensive loss as of disposal date	Disposal price *	Accumulated other comprehensive income as of disposal date
Stocks	Listed	575,288	(319,162)	516,883	326,394
	Unlisted	458	(162)	13	13
Equity investments		—	—	3	3

		575,746	(319,324)	516,899	326,410

*	The stocks were disposed of according to the stock price increase and joint sale resolution.

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	6,156	(330)	5,826
Securities measured at amortized cost	1,604	(551)	1,053

	7,760	(881)	6,879

	2020
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	3,255	(516)	2,739
Securities measured at amortized cost	1,668	(629)	1,039

	4,923	(1,145)	3,778

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	6,715	39	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,722)	(4)	—
Provision (reversal) for credit losses	6,891	(12)	—
Others (exchange differences, etc.)	101	4	—

Ending	11,985	27	—

	2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	3,632	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(589)	—	—
Provision for credit losses	3,739	39	—
Others (exchange differences, etc.)	(67)	—	—

Ending	6,715	39	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

13. Investments in Associates and Subsidiaries

13.1 Details of investments in associates and subsidiaries as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won) (In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,497	2,769	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	105,923	99,785	109,584	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(19,481)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No. 1	30.00	4,613	3,726	4,613	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,098	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	12,600	12,599	12,600	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	3,900	10,275	3,900	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,493	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	12,344	22,926	12,344	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	4,400	5,895	4,400	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	7,650	9,015	7,650	Investment finance	Korea
KB Intellectual Property Fund No. 2	37.50	15,000	13,838	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	35,517	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	13,000	14,834	13,000	Investment finance	Korea
KB Global Platform Fund	22.73	42,000	49,946	42,000	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	13,982	14,250	Investment finance	Korea
WJ Private Equity Fund No. 1	26.95	10,000	9,604	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No. 2	28.57	10,000	9,571	10,000	Investment finance	Korea
KB Smart Scale Up Fund	25.00	31,000	31,217	31,000	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No. 1	26.32	10,000	9,978	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	3,000	2,975	3,000	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	600	600	600	Investment finance	Korea
KB New Deal Innovation Fund	20.00	4,000	3,991	4,000	Investment finance	Korea
All Together Korea Fund No. 2 [2]	99.99	10,000	10,070	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

MJT&I Corp. [3]	22.89	—	(881)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(100)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(41)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(206)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	712	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,105	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	833	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(171)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	25	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(62)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	25.41	—	(137)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(316)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(29)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(557)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	215	—	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [3]	20.54	—	(208)	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [3]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [3]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [3]	20.94	—	816	—	Backlight film	Korea
Inter Shipping Co., Ltd. [3]	42.09	—	(17)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [3]	26.74	—	270	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [3]	47.64	—	(1)	—	Manufacture of textiles	Korea

		368,939	370,472	370,869

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Subsidiaries
Kookmin Bank Cambodia Plc. [4]	100.00	USD	76,259	118,940	86,761	Banking and foreign exchange transaction	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD	383,875	516,742	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [4]	100.00	USD	20,000	13,042	22,405	Micro financing	Myanmar
KB Bank Myanmar Co., Ltd. [4]	100.00	USD	200,000	233,987	221,780	Banking and foreign exchange transaction	Myanmar
PRASAC Microfinance Institution Plc. [4]	99.99	USD	920,839	798,794	1,112,609	Micro financing	Cambodia
PT Bank KB Bukopin Tbk [4]	67.00	IDR	88,228	427,443	731,659	Banking and foreign exchange transaction	Indonesia

				2,108,948	2,593,369

				2,479,420	2,964,238

(In millions of Korean won)	December 31, 2020
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,153	2,769	Credit information	Korea
Balhae Infrastructure Company [1]	12.61	106,107	106,624	109,768	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	111,772	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(18,100)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	4,613	4,020	4,613	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	3,375	3,051	3,375	Discovery of and investment in promising FinTech-business venture	Korea
Future Planning KB Start-up Creation Fund	50.00	6,700	12,324	6,700	Investment finance	Korea
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	20.00	7,792	7,876	7,792	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	4,800	19,962	4,800	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	17,113	21,353	17,113	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	6,800	8,021	6,800	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	8,880	9,445	8,880	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	14,367	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	32,999	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	13,400	13,756	13,400	Investment finance	Korea
KB Global Platform Fund	22.73	28,500	25,507	28,500	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	11,610	11,332	11,610	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,711	10,000	Investment finance	Korea

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	2,500	2,493	2,500	Investment finance	Korea
KB Smart Scale Up Fund	25.00	4,000	3,993	4,000	Investment finance	Korea
All Together Korea Fund No.2 [2]	99.99	10,000	10,023	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(615)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [3]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	(18)	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [3]	38.62	—	(19)	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(194)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [3]	29.29	—	709	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,342	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	1,184	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [3]	20.40	—	(126)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(64)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	25.41	—	(132)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [3]	20.40	—	(248)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [3]	22.77	—	(21)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [3]	29.06	—	(398)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [3]	20.23	—	189	—	Manufacture of nonferrous metal	Korea

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

IDTECK Co., Ltd. [3]	32.80		—	(280)	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [3]	20.72		—	27	—	Print equipment	Korea
Neomio Corp. [3]	21.34		—	(69)	—	Wholesale of household packing	Korea
Gwang Myung Paper Co., Ltd. [3]	20.54		—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [3]	20.94		—	447	—	Backlight film	Korea

			398,973	418,594	400,903

Subsidiaries
Kookmin Bank Cambodia Plc. [4]	100.00	USD	76,259	98,038	86,761	Banking and foreign exchange transaction	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD	383,875	448,790	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [4]	100.00	USD	20,000	23,108	22,405	Micro financing	Myanmar
KB Bank Myanmar Co., Ltd. [4]	100.00	USD	200,000	217,600	221,780	Banking and foreign exchange transaction	Myanmar
PRASAC Microfinance Institution Plc. [4]	70.00	USD	581,290	376,529	709,971	Micro financing	Cambodia
PT Bank KB Bukopin Tbk [4,5]	67.00	IDR	51,468	206,713	338,116	Banking and foreign exchange transaction	Indonesia

				1,370,778	1,797,188

				1,789,372	2,198,091

[1]

As of December 31, 2021 and 2020, the Bank can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2021 and 2020, the Bank participates in the investment management committee but cannot exercise control.
[3]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.
[4]	Acquisition costs of investments in foreign subsidiaries are presented in US dollars and IDR.
[5]	The investment was reclassified from associates to subsidiaries during the year ended December 31, 2020 due to additional share purchase.

Although the Bank holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Bank’s influence on those trusts is limited according to the trust agreement. In addition, the Bank holds 20% or more of its ownership in Orient shipyard Co., Ltd. and seven other companies, but those companies are excluded from associates, because the Bank’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Company	109,768	279	(463)	—	109,584
KB GwS Private Securities Investment Trust	89,124	—	(89,124)	—	—
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	4,613	—	—	—	4,613
KB Digital Innovation & Growth New Technology Business Investment Fund	3,375	1,125	—	—	4,500
KB Digital Platform Fund	—	12,600	—	—	12,600
Future Planning KB Start-up Creation Fund	6,700	—	(2,800)	—	3,900
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	7,792	—	(7,792)	—	—
KB High-tech Company Investment Fund	4,800	—	(3,300)	—	1,500
Aju Good Technology Venture Fund	17,113	—	(4,769)	—	12,344
KB-KDBC Pre-IPO New Technology Business Investment Fund	6,800	—	(2,400)	—	4,400
KB-TS Technology Venture Private Equity Fund	8,880	1,650	(2,880)	—	7,650
KB Intellectual Property Fund No.2	15,000	—	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	—	—	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	13,400	5,000	(5,400)	—	13,000
KB Global Platform Fund	28,500	13,500	—	—	42,000
KB-UTC Inno-Tech Venture Fund	11,610	3,390	(750)	—	14,250
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	2,500	7,500	—	—	10,000
KB Smart Scale Up Fund	4,000	27,000	—	—	31,000
KB Bio Global Expansion Private Equity Fund No.1	—	10,000	—	—	10,000
KB-KTB Technology Venture Fund	—	3,000	—	—	3,000
KB-SOLIDUS Healthcare Investment Fund	—	600	—	—	600
KB New Deal Innovation Fund	—	4,000	—	—	4,000
All Together Korea Fund No.2	10,000	—	—	—	10,000
Subsidiaries
Kookmin Bank Cambodia Plc.	86,761	—	—	—	86,761
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
PRASAC Microfinance Institution Plc.	709,971	402,638	—	—	1,112,609
PT Bank KB Bukopin Tbk *	338,116	393,543	—	—	731,659

	2,198,091	885,825	(119,678)	—	2,964,238

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Company	108,875	893	—	—	109,768
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	1,327	3,286	—	—	4,613
KB Digital Innovation & Growth New Technology Business Investment Fund	2,250	1,125	—	—	3,375
KB12-1 Venture Investment Partnership	14,000	—	(14,000)	—	—
Future Planning KB Start-up Creation Fund	9,900	—	(3,200)	—	6,700
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	10,376	—	(2,584)	—	7,792
KB High-tech Company Investment Fund	13,350	—	(8,550)	—	4,800
Aju Good Technology Venture Fund	19,998	—	(2,885)	—	17,113
KB-KDBC Pre-IPO New Technology Business Investment Fund	10,000	—	(3,200)	—	6,800
KB-TS Technology Venture Private Equity Fund	10,620	1,200	(2,940)	—	8,880
KB Intellectual Property Fund No.2	9,000	6,000	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	32,200	2,800	—	—	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	11,000	4,000	(1,600)	—	13,400
KB Global Platform Fund	19,500	9,000	—	—	28,500
KB-UTC Inno-Tech Venture Fund	300	11,310	—	—	11,610
WJ Private Equity Fund No.1	—	10,000	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	2,500	—	—	2,500
KB Smart Scale Up Fund	—	4,000	—	—	4,000
All Together Korea Fund No.2	—	100,000	(90,000)	—	10,000
PT Bank KB Bukopin Tbk *	116,422	43,909	(78,447)	(81,884)	—
Subsidiaries
Kookmin Bank Int`l Ltd. (London)	32,916	—	(32,916)	—	—
Kookmin Bank Cambodia Plc.	86,761	—	—	—	86,761
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	—	221,780	—	—	221,780
PRASAC Microfinance Institution Plc.	—	709,971	—	—	709,971
PT Bank KB Bukopin Tbk *	—	338,116	—	—	338,116

	1,050,407	1,469,890	(240,322)	(81,884)	2,198,091

*	The investment was reclassified from associates to subsidiaries during the year ended December 31, 2020 due to additional share purchase.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,866,830	—	(4)	1,866,826
Buildings	1,694,900	(522,238)	(5,747)	1,166,915
Leasehold improvements	853,560	(793,733)	—	59,827
Equipment and vehicles	1,296,746	(1,150,651)	—	146,095
Construction in-progress	24,130	—	—	24,130
Right-of-use assets	860,150	(517,755)	—	342,395

	6,596,316	(2,984,377)	(5,751)	3,606,188

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,912,836	—	(1,018)	1,911,818
Buildings	1,704,023	(498,292)	(5,859)	1,199,872
Leasehold improvements	817,272	(751,693)	—	65,579
Equipment and vehicles	1,280,573	(1,105,568)	—	175,005
Construction in-progress	14,224	—	—	14,224
Right-of-use assets	744,569	(377,946)	—	366,623

	6,473,497	(2,733,499)	(6,877)	3,733,121

14.1.2 Changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,911,818	48	(45,032)	—	—	(8)	1,866,826
Buildings	1,199,872	316	10,285	(2,123)	(41,422)	(13)	1,166,915
Leasehold improvements	65,579	16	39,359	(703)	(44,619)	195	59,827
Equipment and vehicles	175,005	74,841	1,547	(241)	(105,244)	187	146,095
Construction in-progress	14,224	93,132	(83,276)	—	—	50	24,130
Right-of-use assets [1]	366,623	476,030	—	(305,340)	(197,985)	3,067	342,395

	3,733,121	644,383	(77,117)	(308,407)	(389,270)	3,478	3,606,188

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,984,351	6,361	(78,892)	—	—	(2)	1,911,818
Buildings	996,330	40,915	199,444	—	(36,814)	(3)	1,199,872
Leasehold improvements	90,358	84	35,060	(164)	(59,565)	(194)	65,579
Equipment and vehicles	258,911	67,234	1,232	(478)	(151,756)	(138)	175,005
Construction in-progress	85,803	215,905	(287,314)	—	—	(170)	14,224
Right-of-use assets [1]	354,274	383,525	—	(190,817)	(203,909)	23,550	366,623

	3,770,027	714,024	(130,470)	(191,459)	(452,044)	23,043	3,733,121

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)
2021
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	1,126	(5,751)

(In millions of Korean won)
2020
	Beginning	Impairment	Reversal	Ending
Accumulated impairment losses of property and equipment	(6,877)	—	—	(6,877)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	55,190	—	55,190
Buildings	49,126	(6,665)	42,461

	104,316	(6,665)	97,651

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	50,700	—	50,700
Buildings	44,731	(6,325)	38,406

	95,431	(6,325)	89,106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2021, are as follows:

	December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	150,299	Cost approach method	- Price per square meter - Replacement cost

Fair value of investment properties amounts to ~~W~~ 150,299 million and ~~W~~ 114,800 million as of December 31, 2021 and 2020, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 4,477 million and ~~W~~ 1,588 million for the years ended December 31, 2021 and 2020, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	50,700	—	4,490	—	55,190
Buildings	38,406	—	5,246	(1,191)	42,461

	89,106	—	9,736	(1,191)	97,651

	2020
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	28,309	—	22,391	—	50,700
Buildings	10,091	—	29,034	(719)	38,406

	38,400	—	51,425	(719)	89,106

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,435,482	(1,013,372)	(15,145)	406,965

	1,500,770	(1,013,372)	(15,145)	472,253

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,265,992	(888,422)	(10,215)	367,355

	1,331,280	(888,422)	(10,215)	432,643

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

15.2 The goodwill as of December 31, 2021 and 2020, arose from the merger of Housing & Commercial Bank (“H&CB”).

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2021 are as follows:

(In millions of Korean won)	December 31, 2021
	Retail banking	Corporate banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeding carrying amount	5,767,992	2,004,756	7,772,748
Discount rate (%)	18.57	18.96
Permanent growth rate (%)	1.00	1.00

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The future cash flows of retail banking and corporate banking are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on GDP growth rate, market size, and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

15.4 Details of intangible assets other than goodwill as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,800	(1,576)	—	224
Software	1,220,909	(895,251)	—	325,658
Other intangible assets	177,646	(85,028)	(15,145)	77,473
Right-of-use assets	35,127	(31,517)	—	3,610

	1,435,482	(1,013,372)	(15,145)	406,965

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,693	(1,459)	—	234
Software	1,095,131	(785,734)	—	309,397
Other intangible assets	134,041	(70,719)	(10,215)	53,107
Right-of-use assets	35,127	(30,510)	—	4,617

	1,265,992	(888,422)	(10,215)	367,355

15.5 Changes in intangible assets other than goodwill for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	234	107	—	(117)	—	224
Software	309,397	129,221	—	(112,962)	2	325,658
Other intangible assets	53,107	45,693	(1,834)	(14,624)	(4,869)	77,473
Right-of-use assets	4,617	—	—	(1,007)	—	3,610

	367,355	175,021	(1,834)	(128,710)	(4,867)	406,965

	2020
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	293	50	—	(109)	—	234
Software	132,983	245,922	—	(69,506)	(2)	309,397
Other intangible assets	57,793	18,642	(1,125)	(14,035)	(8,168)	53,107
Right-of-use assets	9,639	—	—	(5,022)	—	4,617

	200,708	264,614	(1,125)	(88,672)	(8,170)	367,355

15.6 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(10,215)	(4,971)	—	41	(15,145)

	2020
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(2,166)	(8,145)	55	41	(10,215)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	75,959	—	75,959
Impairment losses of property and equipment	7,446	—	7,446
Share-based payments	15,687	—	15,687
Provisions for acceptances and guarantees	33,091	—	33,091
Gains or losses on valuation of derivatives	—	(81,544)	(81,544)
Present value discount	—	(142)	(142)
Gains or losses on fair value hedge	—	(14,642)	(14,642)
Accrued interest	—	(42,882)	(42,882)
Deferred loan origination fees and costs	—	(138,398)	(138,398)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	12,319	—	12,319
Gains or losses on valuation of security investment	—	(501,409)	(501,409)
Defined benefit liabilities	469,311	—	469,311
Accrued expenses	148,726	—	148,726
Retirement insurance expense	—	(441,634)	(441,634)
Adjustments to the prepaid contributions	—	(29,273)	(29,273)
Others	230,686	(105,912)	124,774

	993,225	(1,633,307)	(640,082)
Offsetting of deferred income tax assets and liabilities	(993,225)	993,225	—

	—	(640,082)	(640,082)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	December 31, 2020
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	77,817	—	77,817
Impairment losses of property and equipment	2,241	—	2,241
Share-based payments	11,649	—	11,649
Provisions for acceptances and guarantees	17,046	—	17,046
Gains or losses on valuation of derivatives	—	(99,762)	(99,762)
Present value discount	—	(14)	(14)
Gains or losses on fair value hedge	21,060	—	21,060
Accrued interest	—	(35,020)	(35,020)
Deferred loan origination fees and costs	—	(140,265)	(140,265)
Gains or losses on revaluation	—	(277,471)	(277,471)
Investments in subsidiaries and others	6,914	—	6,914
Gains or losses on valuation of security investment	—	(265,941)	(265,941)
Defined benefit liabilities	441,594	—	441,594
Accrued expenses	210,481	—	210,481
Retirement insurance expense	—	(402,227)	(402,227)
Adjustments to the prepaid contributions	—	(28,260)	(28,260)
Others	246,026	(108,589)	137,437

	1,034,828	(1,357,549)	(322,721)
Offsetting of deferred income tax assets and liabilities	(1,034,828)	1,034,828	—

	—	(322,721)	(322,721)

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 152,345 million and ~~W~~ 114,839 million associated with investments in subsidiaries and others as of December 31, 2021 and 2020, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 39,822 million and ~~W~~ 23,827 million associated with others as of December 31, 2021 and 2020, due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized as of December 31, 2021 and 2020 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

16.4 Changes in cumulative temporary differences for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	76,583	76,583	—	—
Other provisions	282,969	282,969	276,213	276,213
Impairment losses of property and equipment	8,148	4,361	23,290	27,077
Share-based payments	42,361	42,361	57,042	57,042
Provisions for acceptances and guarantees	61,984	61,984	120,332	120,332
Investments in subsidiaries and others	139,981	—	57,161	197,142
Defined benefit liabilities	1,605,795	178,937	279,728	1,706,586
Accrued expenses	765,387	765,387	540,823	540,823
Others	918,468	431,045	391,256	878,679

	3,901,676	1,843,627	1,745,845	3,803,894

Unrecognized deferred income tax assets
Investments in subsidiaries and others	114,839			152,345
Others	23,827			39,822

	3,763,010			3,611,727

Tax rate (%)	27.50			27.50

Total deferred income tax assets	1,034,828			993,225

Taxable temporary differences
Gains or losses on fair value hedge	—	—	(53,243)	(53,243)
Accrued interest	(127,345)	(111,820)	(140,411)	(155,936)
Deferred loan origination fees and costs	(510,055)	(510,055)	(503,266)	(503,266)
Gains or losses on valuation of derivatives	(362,772)	(362,772)	(296,525)	(296,525)
Present value discount	(49)	(49)	(517)	(517)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,008,984)	—	—	(1,008,984)
Retirement insurance expense	(1,462,642)	(178,937)	(322,233)	(1,605,938)
Adjustments to the prepaid contributions	(102,768)	(102,768)	(106,446)	(106,446)
Gains or losses on valuation of security investment	(967,057)	(967,057)	(1,823,307)	(1,823,307)
Others	(394,868)	(339,168)	(329,437)	(385,137)

	(5,001,828)	(2,572,626)	(3,575,385)	(6,004,587)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(4,936,540)			(5,939,299)

Tax rate (%)	27.50			27.50

Total deferred income tax liabilities	(1,357,548)			(1,633,307)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains or losses on fair value hedge	44,085	44,085	76,583	76,583
Other provisions	219,069	219,069	282,969	282,969
Impairment losses of property and equipment	9,659	9,659	8,148	8,148
Share-based payments	44,049	44,049	42,361	42,361
Provisions for acceptances and guarantees	76,214	76,214	61,984	61,984
Investments in subsidiaries and others	60,407	—	79,574	139,981
Defined benefit liabilities	1,537,455	120,513	188,853	1,605,795
Accrued expenses	629,175	629,175	765,387	765,387
Others	826,416	343,139	435,191	918,468

	3,446,529	1,485,903	1,941,050	3,901,676

Unrecognized deferred income tax assets
Investments in subsidiaries and others	5,923			114,839
Others	19,388			23,827

	3,421,218			3,763,010

Tax rate (%)	27.50			27.50

Total deferred income tax assets	940,835			1,034,828

Taxable temporary differences
Accrued interest	(178,107)	(171,025)	(120,263)	(127,345)
Deferred loan origination fees and costs	(495,193)	(495,193)	(510,055)	(510,055)
Gains or losses on valuation of derivatives	(217,552)	(217,552)	(362,772)	(362,772)
Present value discount	(429)	(429)	(49)	(49)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation	(1,040,975)	(31,991)	—	(1,008,984)
Retirement insurance expense	(1,364,727)	(120,513)	(218,428)	(1,462,642)
Adjustments to the prepaid contributions	(83,262)	(83,262)	(102,768)	(102,768)
Gains or losses on valuation of security investment	(365,092)	(365,092)	(967,057)	(967,057)
Others	(404,653)	(343,872)	(334,087)	(394,868)

	(4,215,278)	(1,828,929)	(2,615,479)	(5,001,828)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(4,149,990)			(4,936,540)

Tax rate (%)	27.50			27.50

Total deferred income tax liabilities	(1,141,247)			(1,357,549)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021
	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	34,285	(136)	34,149	62,897
Buildings held for sale	22,372	(12,362)	10,010	11,841

	56,657	(12,498)	44,159	74,738

(In millions of Korean won)	December 31, 2020
	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	3,213	—	3,213	4,082
Buildings held for sale	3,321	(1,271)	2,050	2,939

	6,534	(1,271)	5,263	7,021

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2021, are as follows:

December 31, 2021
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	74,738	Market comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(1,271)	(13,755)	—	2,528	(12,498)

	2020
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(2,782)	(11,593)	—	13,104	(1,271)

17.4 As of December 31, 2021, assets held for sale consist of 16 real estates of closed offices, which were determined to sell by management, but not yet sold as of December 31, 2021. Negotiation with buyers is in process for the one asset and the remaining 15 assets are also being actively marketed.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

18. Other Assets

18.1 Details of other assets as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Other financial assets
Other receivables	2,398,220	3,164,901
Accrued income	919,963	825,281
Guarantee deposits	870,196	928,925
Domestic exchange settlement debits	989,551	716,015
Others	31,820	10,081
Less: Allowances for credit losses	(9,627)	(11,570)
Present value discount	(6,714)	(3,035)

	5,193,409	5,630,598

Other non-financial assets
Other receivables	138	157
Prepaid expenses	141,572	128,166
Guarantee deposits	2,369	2,699
Prepayments	28,856	25,771
Others	45,822	42,983
Less: Allowances for credit losses	(8,546)	(9,804)

	210,211	189,972

	5,403,620	5,820,570

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	11,570	9,804	21,374
Provision (reversal)	(954)	125	(829)
Write-offs	(2,344)	(2,762)	(5,106)
Others	1,355	1,379	2,734

Ending	9,627	8,546	18,173

	2020
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	11,184	16,525	27,709
Provision	2,313	1,737	4,050
Write-offs	(3,123)	(8,458)	(11,581)
Others	1,196	—	1,196

Ending	11,570	9,804	21,374

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

19. Deposits

Details of deposits as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Demand deposits
Demand deposits in Korean won	174,214,102	155,899,144
Demand deposits in foreign currencies	13,827,895	10,410,158

	188,041,997	166,309,302

Time deposits
Time deposits in Korean won	150,049,246	144,157,357
Time deposits in foreign currencies	7,409,760	6,144,753
Fair value adjustments of fair value hedged time deposits in foreign currencies	(1,319)	2,088

	157,457,687	150,304,198

Certificates of deposits	4,115,688	2,468,924

	349,615,372	319,082,424

20. Borrowings

20.1 Details of borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
General borrowings	28,986,380	23,499,996
Bonds sold under repurchase agreements and others	556,036	830,266
Call money	1,531,492	769,385

	31,073,908	25,099,647

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

20.2 Details of general borrowings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2021	December 31, 2020
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	7,131,019	6,463,267
	Borrowings from the government	SEMAS and others	0.00~2.70	2,683,056	2,675,568
	Borrowings from non-banking financial institutions	The Korea Development Bank	0.20~1.45	432,310	446,502
	Other borrowings	The Korea Development Bank and others	0.00~3.88	5,294,403	4,711,936

				15,540,788	14,297,273

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—	2,146	295
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00~1.28	11,240,278	8,106,444
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.60~1.36	24,867	23,827
	Other borrowings	Standard Chartered Bank and others	—	2,178,301	1,072,157

				13,445,592	9,202,723

				28,986,380	23,499,996

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2021	December 31, 2020
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.42~9.75	553,934	825,700
Bills sold	Counter sale	0.20~2.00	2,102	4,566

			556,036	830,266

20.4 Details of call money as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2021	December 31, 2020
Call money in Korean won	Mitsui Sumitomo Bank Seoul	—	—	220,000
Call money in foreign currencies	Standard Chartered Bank Korea Ltd. and others	0.00~2.60	1,531,492	549,385

			1,531,492	769,385

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

21. Debentures

21.1 Details of debentures as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2021	December 31, 2020
Debentures in Korean won
Structured debentures	5.65~8.62	30,910	31,960
Subordinated fixed rate debentures	2.02~7.86	5,292,957	4,464,407
Fixed rate debentures	0.79~13.70	8,800,013	12,840,014
Floating rate debentures	1.24~1.39	5,310,000	1,890,000

		19,433,880	19,226,381
Fair value adjustments of fair value hedged debentures in Korean won		(79,877)	(6,839)
Less: Discount on debentures in Korean won		(14,685)	(8,070)

		19,339,318	19,211,472

Debentures in foreign currencies
Floating rate debentures	0.37~1.46	1,948,962	1,353,472
Fixed rate debentures	0.05~4.50	5,596,228	4,064,394

		7,545,190	5,417,866
Fair value adjustments of fair value hedged debentures in foreign currencies		27,952	81,334
Less: Discount on debentures in foreign currencies		(21,319)	(19,996)

		7,551,823	5,479,204

		26,891,141	24,690,676

21.2 Changes in debentures based on par value for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	31,960	—	(1,050)	—	30,910
Subordinated fixed rate debentures	4,464,407	830,000	(1,450)	—	5,292,957
Fixed rate debentures	12,840,014	3,190,000	(7,230,001)	—	8,800,013
Floating rate debentures	1,890,000	5,310,000	(1,890,000)	—	5,310,000

	19,226,381	9,330,000	(9,122,501)	—	19,433,880

Debentures in foreign currencies
Floating rate debentures	1,353,472	810,920	(350,235)	134,805	1,948,962
Fixed rate debentures	4,064,394	2,324,834	(1,134,986)	341,986	5,596,228

	5,417,866	3,135,754	(1,485,221)	476,791	7,545,190

	24,644,247	12,465,754	(10,607,722)	476,791	26,979,070

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	33,310	—	(1,350)	—	31,960
Subordinated fixed rate debentures	3,416,590	1,750,000	(702,183)	—	4,464,407
Fixed rate debentures	9,190,014	8,110,000	(4,460,000)	—	12,840,014
Floating rate debentures	300,000	1,890,000	(300,000)	—	1,890,000

	12,939,914	11,750,000	(5,463,533)	—	19,226,381

Debentures in foreign currencies
Floating rate debentures	1,301,367	493,753	(371,742)	(69,906)	1,353,472
Fixed rate debentures	2,857,545	2,232,523	(771,205)	(254,469)	4,064,394

	4,158,912	2,726,276	(1,142,947)	(324,375)	5,417,866

	17,098,826	14,476,276	(6,606,480)	(324,375)	24,644,247

22. Provisions

22.1 Details of provisions as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Provisions for credit losses of unused loan commitments	145,922	158,732
Provisions for credit losses of acceptances and guarantees	120,332	61,984
Provisions for restoration costs	128,407	131,674
Others	27,131	31,743

	421,792	384,133

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2021 and 2020, are as follows:

	2021
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	80,668	78,064	—	32,818	14,838	14,328
Transfer between stages:
Transfer to 12-month expected credit losses	24,962	(24,960)	(2)	3,958	(203)	(3,755)
Transfer to lifetime expected credit losses	(14,460)	14,579	(119)	(3,972)	3,981	(9)
Impairment	(131)	(355)	486	(10)	(85)	95
Provision (reversal) for credit losses	414	(14,173)	(365)	(7,700)	64,190	711
Others (exchange differences, etc.)	919	395	—	1,532	(552)	167

Ending *	92,372	53,550	—	26,626	82,169	11,537

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	60,626	34,638	—	23,839	35,588	16,787
Transfer between stages:
Transfer to 12-month expected credit losses	7,721	(7,717)	(4)	194	(191)	(3)
Transfer to lifetime expected credit losses	(7,179)	9,408	(2,229)	(486)	486	—
Impairment	(32)	(2,937)	2,969	(5)	(461)	466
Provision (reversal) for credit losses	20,038	45,370	(736)	9,879	(20,391)	(2,734)
Others (exchange differences, etc.)	(506)	(698)	—	(603)	(193)	(188)

Ending *	80,668	78,064	—	32,818	14,838	14,328

*

Includes additional provisions of ~~W~~ 15,544 million and ~~W~~ 14,874 million for industries and borrowers which are highly affected by COVID-19 and ~~W~~ 6,441 million and ~~W~~ 20,673 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of December 31, 2021 and 2020, respectively.

22.3 Changes in provisions for restoration costs for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Beginning	131,674	106,269
Provision	5,879	8,434
Reversal	(1,016)	(1,153)
Used	(12,541)	(7,102)
Unwinding of discount	1,369	2,111
Effect of changes in discount rate	3,042	23,115

Ending	128,407	131,674

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

22.4 Changes in other provisions for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	35	3,008	7,647	6,426	14,627	31,743
Provision (reversal)	77	3,429	24	(1,061)	(4,115)	(1,646)
Used and others	(69)	(3,375)	(45)	—	523	(2,966)

Ending	43	3,062	7,626	5,365	11,035	27,131

	2020
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	53	3,578	10,662	5,470	13,156	32,919
Provision (reversal)	55	2,579	(3,002)	956	1,971	2,559
Used and others	(73)	(3,149)	(13)	—	(500)	(3,735)

Ending	35	3,008	7,647	6,426	14,627	31,743

23. Net Defined Benefit Liabilities

23.1 Defined Benefit Plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	The Bank assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

23.2 Changes in net defined benefit liabilities for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,734,103	(1,583,368)	150,735
Current service cost	153,334	—	153,334
Interest expense (income)	34,075	(31,069)	3,006
Remeasurements:
Actuarial gains and losses by experience adjustments	5,180	—	5,180
Actuarial gains and losses by changes in demographic assumptions	7,330	—	7,330
Actuarial gains and losses by changes in financial assumptions	82,742	—	82,742
Return on plan assets (excluding amounts included in interest income)	—	5,363	5,363
Contributions by the Bank	—	(264,600)	(264,600)
Payments from plans (benefit payments)	(178,937)	178,937	—
Payments from the Bank	(5,120)	—	(5,120)
Transfer in	3,602	(3,067)	535
Transfer out	(5,183)	5,183	—

Ending	1,831,126	(1,692,621)	138,505

	2020
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,669,899	(1,490,853)	179,046
Current service cost	155,811	—	155,811
Interest expense (income)	32,956	(29,382)	3,574
Remeasurements:
Actuarial gains and losses by experience adjustments	1,289	—	1,289
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	—	—	—
Return on plan assets (excluding amounts included in interest income)	—	4,230	4,230
Contributions by the Bank	—	(187,900)	(187,900)
Payments from plans (benefit payments)	(120,513)	120,513	—
Payments from the Bank	(5,930)	—	(5,930)
Transfer in	4,318	(3,696)	622
Transfer out	(3,720)	3,720	—
Effect of exchange differences	(7)	—	(7)

Ending	1,734,103	(1,583,368)	150,735

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

23.3 Details of net defined benefit liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Present value of defined benefit obligation	1,831,126	1,734,103
Fair value of plan assets	(1,692,621)	(1,583,368)

Net defined benefit liabilities	138,505	150,735

23.4 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Remeasurements:
Actuarial losses arising from experience adjustments	(5,180)	(1,289)
Actuarial losses arising from changes in demographic assumptions	(7,330)	—
Actuarial losses arising from changes in financial assumptions	(82,742)	—
Return on plan assets (excluding amounts included in interest income)	(5,363)	(4,230)
Income tax effect	27,669	1,518

Remeasurements after income tax expense	(72,946)	(4,001)

23.5 Details of fair value of plan assets as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,374,281	1,374,281
Others	—	318,340	318,340

	—	1,692,621	1,692,621

	December 31, 2020
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,433,077	1,433,077
Others	—	150,291	150,291

	—	1,583,368	1,583,368

23.6 Details of significant actuarial assumptions used as of December 31, 2021 and 2020, are as follows:

	December 31, 2021	December 31, 2020
Discount rate (%)	2.60	2.00
Salary increase rate (%)	0.00~5.04	3.75
Turnover rate (%)	1.00~20.00	1.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2021, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	4.41% decrease	4.75% increase
Salary increase rate	0.5%p	4.40% increase	4.14% decrease
Turnover rate	0.5%p	0.30% decrease	0.31% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2021, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	47,391	122,390	488,652	1,083,601	4,054,621	5,796,655

The weighted average duration of the defined benefit obligation is 9.41 and 8.65 years as of December 31, 2021 and 2020, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2021 is ~~W~~ 164,000 million.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

24. Other Liabilities

Details of other liabilities as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Other financial liabilities
Other payables	2,555,217	3,318,876
Prepaid card and debit card payables	1,237	1,079
Accrued expenses	1,679,327	1,842,926
Financial guarantee contracts liabilities	106,298	81,159
Deposits for letter of guarantees and others	373,633	438,885
Domestic exchange settlement credits	5,121,689	933,330
Foreign exchange settlement credits	167,898	134,564
Due to trust accounts	7,204,168	7,715,547
Liabilities incurred from agency relationships	739,276	765,844
Account for agency business	423,798	400,507
Lease liabilities	336,845	342,811
Others	477,301	57,840

	19,186,687	16,033,368

Other non-financial liabilities
Other payables	660,409	858,865
Unearned revenue	51,193	42,156
Accrued expenses	456,491	414,684
Withholding taxes	105,802	106,671
Others	55,116	39,390

	1,329,011	1,461,766

	20,515,698	17,495,134

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2021 and 2020, are as follows:

	Ordinary shares
(In millions of Korean won and in number of shares)	December 31, 2021	December 31, 2020
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	December 31, 2021	December 31, 2020
Amortized Conditional Capital Securities	July 2, 2019	Permanent	4.35	574,523	574,523

Above hybrid securities are early redeemable by the Bank after 5 years from the issuance date and each interest payment date thereafter.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	40,716	40,716

	5,220,031	5,220,031

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Remeasurements of net defined benefit liabilities	(293,014)	(220,068)
Currency translation differences	5,154	1,197
Gains (losses) on debt securities measured at fair value through other comprehensive income	(188,161)	90,025
Gains on equity securities measured at fair value through other comprehensive income	1,838,548	733,332
Losses on cash flow hedging instruments	(89)	(10,073)

	1,362,438	594,413

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Legal reserves	2,043,008	2,042,402
Regulatory reserve for credit losses	2,434,041	2,404,324
Voluntary reserves	16,653,881	15,722,666
Unappropriated retained earnings	2,307,783	1,879,557

	23,438,713	22,048,949

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

25.5.2 Statement of appropriation of retained earnings

(Expected date of appropriation for 2021: March 24, 2022)

(Date of appropriation for 2020: March 25, 2021)

(In millions of Korean won)	2021	2020
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	78	90
Interim dividend	—	(598,481)
Dividends on hybrid securities	(24,144)	(25,658)
Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(231,509)	236,647
Profit for the year	2,563,358	2,266,959

	2,307,783	1,879,557

Transfer from voluntary reserves and others
Revaluation gains on property and equipment	1,301	24,685

	1,301	24,685

Appropriation of retained earnings
Voluntary reserves	996,200	955,900
Regulatory reserve for credit losses	281,019	29,717
Cash dividends:	1,031,167	917,941
(Dividends (rate) per share: ~~W~~ 2,550 (51.0%) in 2021)
(Dividends (rate) per share: ~~W~~ 2,270 (45.4%) in 2020)
Other reserves	645	606

	2,309,031	1,904,164

Unappropriated retained earnings to be carried forward	53	78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

25.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Amount before appropriation	2,434,041	2,404,324
Amount estimated to be appropriated	281,019	29,717

	2,715,060	2,434,041

25.5.3.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Regulatory reserve for credit losses estimated to be appropriated	281,019	29,717
Adjusted profit after provision of regulatory reserve for credit losses *	2,282,339	2,237,242

*

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Interest income
Securities measured at fair value through profit or loss	74,761	79,117
Loans measured at fair value through profit or loss	—	1,596
Securities measured at fair value through other comprehensive income	437,629	489,649
Loans measured at fair value through other comprehensive income	3,003	6,161
Due from financial institutions measured at amortized cost	11,220	14,440
Securities measured at amortized cost	277,529	273,451
Loans measured at amortized cost	8,449,821	8,663,309
Others	236,879	190,966

	9,490,842	9,718,689

Interest expense
Deposits	1,741,293	2,578,757
Borrowings	160,071	234,939
Debentures	403,341	408,319
Others	54,822	57,818

	2,359,527	3,279,833

Net interest income	7,131,315	6,438,856

Interest income recognized on impaired loans is ~~W~~ 16,541 million and ~~W~~ 21,752 million for the years ended December 31, 2021 and 2020, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Fee and commission income
Banking activity fees	188,079	196,196
Lending activity fees	73,515	85,547
Credit card related fees	685	744
Debit card related fees	568	497
Agent activity fees	285,528	320,783
Trust and other fiduciary fees	317,243	248,913
Acceptances and guarantees fees	46,221	46,412
Foreign currency related fees	99,020	90,604
Securities agency fees	147,009	153,530
Other business account commission on consignment	39,178	40,461
Others	375,139	271,920

	1,572,185	1,455,607

Fee and commission expense
Trading activity related fees *	12,820	12,697
Lending activity fees	47,861	41,105
Credit card related fees	28,981	27,087
Outsourcing related fees	104,167	98,459
Foreign currency related fees	14,515	15,372
Management fees of written-off loans	16,324	15,523
Contributions to external institutions	23,574	24,016
Others	135,311	116,098

	383,553	350,357

Net fee and commission income	1,188,632	1,105,250

*	Fees from financial instruments at fair value through profit or loss

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	384,721	373,030
Equity securities	17,983	8,384

	402,704	381,414

Derivatives held for trading:
Interest rate	3,433,166	1,548,363
Currency	7,022,581	7,591,030
Stock or stock index	42	24,861
Others	965	964

	10,456,754	9,165,218

Financial liabilities at fair value through profit or loss	1,344	279
Other financial instruments	6,753	689

	10,867,555	9,547,600

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	198,781	73,766
Equity securities	1,130	1,098

	199,911	74,864

Derivatives held for trading:
Interest rate	3,369,991	1,615,062
Currency	6,905,375	7,520,881
Stock or stock index	30,862	417
Credit	70	—
Others	935	163

	10,307,233	9,136,523

Financial liabilities at fair value through profit or loss	613	416
Other financial instruments	6,840	116

	10,514,597	9,211,919

Net gains on financial instruments at fair value through profit or loss	352,958	335,681

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	2	279
Gains on disposal of securities measured at fair value through other comprehensive income	96,516	187,551
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	41,783	93,633
Gains on redemption of securities measured at amortized cost	126	—
Gains on foreign exchange transactions	2,497,063	2,239,135
Dividend income	17,882	29,766
Others	294,378	183,508

	2,947,750	2,733,872

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	2,172	248
Losses on disposal of securities measured at fair value through other comprehensive income	97,990	7,309

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	3,560	10,278
Losses on redemption of securities measured at amortized cost	6	—
Losses on foreign exchange transactions	2,452,072	1,900,996
Deposit insurance fee	460,365	442,368
Credit guarantee fund fee	263,297	242,213
Others	487,245	352,047

	3,766,707	2,955,459

Net other operating expenses	(818,957)	(221,587)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Expenses related to employee
Employee benefits - salaries	1,538,106	1,520,805
Employee benefits - welfare	644,366	652,569
Post-employment benefits - defined benefit plans	156,340	159,385
Post-employment benefits - defined contribution plans	12,111	9,807
Termination benefits	249,850	302,118
Share-based payments	27,995	13,364

	2,628,768	2,658,048

Depreciation and amortization	503,939	541,435

Other general and administrative expenses
Rental expense	57,578	62,775
Tax and dues	123,208	129,091
Communication	28,193	28,656
Electricity and utilities	22,854	23,543
Publication	6,620	7,567
Repairs and maintenance	12,006	11,361
Vehicle	5,573	5,696
Travel	2,519	1,798
Training	13,166	12,938
Service fees	128,084	122,802
Supplies	17,951	23,300
Electronic data processing expenses	173,508	160,021
Others	283,701	238,736

	874,961	828,284

	4,007,668	4,027,767

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

30.2 Share-based Payments

30.2.1 Stock grants

The Bank changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2021, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 76	Apr. 1, 2019	5,765	Services fulfillment, Total Shareholder Return (TSR) 30~50%, and Company and work performance 50~70%
Series 77	May 27, 2019	4,396	Services fulfillment, TSR 30~50%, and Company and work performance 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 79	Jan. 1, 2020	223,517	Services fulfillment, TSR 0~50%, and Company and work performance 50~100%
Series 80	Mar. 1, 2020	7,943	Services fulfillment, TSR 30~50%, and Company and work performance 50~70%
Series 81	Jan. 1, 2021	234,366	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 82	Mar. 1, 2021	18,202	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 83	Apr. 1, 2021	7,871	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 84	May 27, 2021	4,032	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2015		760	Satisfied
Deferred grant in 2016		12,671	Satisfied
Deferred grant in 2017		9,763	Satisfied
Deferred grant in 2018		33,916	Satisfied
Deferred grant in 2019		66,067	Satisfied
Deferred grant in 2020		80,634	Satisfied

		746,346

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2021 (Deferred grants are residual shares vested as of December 31, 2021).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2021, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	Jan. 1, 2015	5,019	Satisfied
Stock granted in 2016	Jan. 1, 2016	12,867	Satisfied
Stock granted in 2017	Jan. 1, 2017	3,862	Satisfied
Stock granted in 2018	Jan. 1, 2018	38,067	Satisfied
Stock granted in 2019	Jan. 1, 2019	83,778	Satisfied
Stock granted in 2020	Jan. 1, 2020	135,336	Satisfied
Stock granted in 2021	Jan. 1, 2021	109,561	Proportion to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows:

(In Korean won)	Expected exercise period (years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Series 76	0.00~3.00	1.35%	50,023~56,379	50,023~56,379
Series 77	0.00~3.00	1.35%	50,023~56,379	50,023~56,379
Series 78	0.00~3.00	1.35%	49,885~56,223	50,023~56,379
Series 79	0.00~3.00	1.35%	50,023~56,379	50,023~56,379
Series 80	0.16~4.00	1.35%	48,344~53,308	48,344~53,308
Series 81	1.00~4.00	1.35%	48,344~56,379	48,344~56,379
Series 82	1.16~5.00	1.35%	46,800~51,523	46,800~51,523
Series 83	1.25~5.00	1.35%	46,800~51,523	46,800~51,523
Series 84	1.40~5.00	1.35%	46,800~51,523	46,800~51,523
Grant deferred in 2015	—	1.35%	—	56,379~56,379
Grant deferred in 2016	0.00~2.00	1.35%	—	47,153~56,379
Grant deferred in 2017	0.00~2.00	1.35%	—	51,523~56,379
Grant deferred in 2018	0.00~2.00	1.35%	—	51,523~56,379
Grant deferred in 2019	0.00~1.00	1.35%	—	45,096~56,379
Grant deferred in 2020	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2015	0.00~2.00	1.35%	—	47,153~56,379
Stock granted in 2016	0.00~3.00	1.35%	—	47,153~56,379
Stock granted in 2017	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2018	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2019	0.00~1.00	1.35%	—	53,308~56,379
Stock granted in 2020	0.00~2.00	1.35%	—	51,523~56,379
Stock granted in 2021	0.46~3.00	1.35%	—	50,023~54,229

The Bank uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 53,577 million and ~~W~~ 39,499 million as of December 31, 2021 and 2020, respectively, and the compensation costs amounting to ~~W~~ 27,995 million and ~~W~~ 13,364 million were recognized for the years ended December 31, 2021 and 2020, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~0.03	14,907
	Apr. 1, 2019	167	0.00~0.25	73
	Apr. 18, 2019	105	0.00~0.29	45
	Apr. 22, 2019	33	0.00~0.30	17
	Jul. 1, 2019	109	0.00~0.50	87
	Aug. 29, 2019	39	0.00~0.66	35
	Sep. 2, 2019	50	0.00~0.67	28
	Nov. 1, 2019	119	0.00~0.83	71
	Nov. 8, 2019	14	0.00~0.85	6
	Dec. 5, 2019	56	0.00~0.93	43
	Dec. 6, 2019	84	0.00~0.93	82
	Dec. 31, 2019	87	0.00~1.00	65
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~1.05	19,435
	May 12, 2020	46	0.00~1.36	44
	Jun. 30, 2020	206	0.00~1.50	206
	Aug. 26, 2020	40	0.00~1.65	40
	Oct. 29, 2020	160	0.00~1.83	160
	Nov. 6, 2020	45	0.00~1.85	37
	Nov. 30, 2020	35	0.00~1.92	34
	Dec. 2, 2020	57	0.00~1.92	53
	Dec. 4, 2020	154	0.00~1.93	141
	Dec. 30, 2020	88	0.00~2.00	86
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~2.04	26,708
	Apr. 5, 2021	89	0.00~2.26	89
	Jul. 1, 2021	54	0.00~2.50	54
	Jul. 2, 2021	11	0.00~2.50	11
	Jul. 27, 2021	70	0.00~2.57	70
	Nov. 1, 2021	71	0.00~2.84	71
	Nov. 16, 2021	53	0.00~2.88	53
	Dec. 3, 2021	91	0.00~2.92	91
	Dec. 6, 2021	87	0.00~2.93	87
	Dec. 30, 2021	76	0.00~3.00	76

		85,677		63,005

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2021. These shares are vested immediately at grant date.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,465 million and ~~W~~ 2,862 million as of December 31, 2021 and 2020, respectively. The compensation costs amounting to ~~W~~ 2,116 million and ~~W~~ 1,086 million were recognized as expenses for the years ended December 31, 2021 and 2020, respectively.

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	11,269	35,785
Rental income	19,238	13,411
Dividend income from subsidiaries and associates	19,057	58,095
Others	77,180	22,700

	126,744	129,991

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	4,809	2,069
Donation	75,330	88,184
Restoration costs	2,743	2,413
Others *	38,467	116,548

	121,349	209,214

Net other non-operating income (expenses)	5,395	(79,223)

*	Includes impairment loss on PT Bank KB Bukopin Tbk amounting to ~~W~~ 81,884 million for the year ended December 31, 2020.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Income tax payable
Current income tax expense	835,456	1,006,114
Adjustments of income tax of prior years recognized in current tax	5,331	(19,390)

	840,787	986,724

Changes in deferred income tax assets and liabilities	317,361	122,309
Income tax expense of overseas branches	20,920	15,795
Income tax recognized directly in equity:
Net gains or losses on debt instruments at fair value through other comprehensive income	105,519	(13,227)
Remeasurements of net defined benefit liabilities	27,669	1,518
Net gains or losses on equity instruments at fair value through other comprehensive income	(419,220)	(163,101)
Gains or losses on cash flow hedging instruments	(3,787)	2,421

	(289,819)	(172,389)

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	87,813	(89,763)
Consolidated tax return effect	(45,308)	(39,238)

Income tax expense	931,754	823,438

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Profit before income tax expense	3,495,112	3,090,397
Income tax at the applicable tax rate *	950,794	839,631
Non-taxable income	(14,491)	(9,537)
Non-deductible expenses	11,539	6,960
Tax credit and tax exemption	—	(1,197)
Temporary difference for which no deferred tax is recognized	20,168	31,173
Income tax refund for tax of prior years	(17,187)	(27,913)
Income tax expense of overseas branches	20,920	15,795
Consolidated tax return effect	(45,308)	(39,238)
Others	5,319	7,764

Income tax expense	931,754	823,438

Income tax expense/Profit before income tax (%)	26.66	26.65

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2021 and 2020.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Tax payables after offsetting [1,2]	428,632	571,244
Adjustment on consolidated tax payable and others [3]	(45,308)	(39,238)
Consolidated tax return accounts payables [4]	(377,628)	(528,044)

Current tax payable	5,696	3,962

[1]

Current tax assets of ~~W~~ 44,942 million and ~~W~~ 36,462 million due to uncertain tax position and current tax assets of ~~W~~ 6,249 million and ~~W~~ 3,714 million for overseas branches were excluded, which does not qualify for offsetting as of December 31, 2021 and 2020, respectively.

[2]

Includes income tax payable of ~~W~~ 5,696 million and ~~W~~ 3,962 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2021 and 2020, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2021, amounting to ~~W~~ 1,031,167 million (~~W~~ 2,550 per share) is to be proposed at the general shareholder’s meeting scheduled for March 24, 2022. The Bank’s financial statements as of and for the year ended December 31, 2021, do not reflect this dividend payable.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(220,068)	(100,615)	—	27,669	—	(293,014)
Currency translation differences	1,197	3,957	—	—	—	5,154
Gains (losses) on debt securities measured at fair value through other comprehensive income	90,025	(386,809)	3,104	105,519	—	(188,161)
Gains on equity securities measured at fair value through other comprehensive income	733,332	1,205,112	—	(419,220)	319,324	1,838,548
Losses on cash flow hedging instruments	(10,073)	11,468	2,303	(3,787)	—	(89)

	594,413	733,113	5,407	(289,819)	319,324	1,362,438

	2020
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(216,067)	(5,519)	—	1,518	—	(220,068)
Currency translation differences	4,654	(3,457)	—	—	—	1,197
Gains on debt securities measured at fair value through other comprehensive income	55,154	133,341	(85,243)	(13,227)	—	90,025
Gains on equity securities measured at fair value through other comprehensive income	303,338	919,505	—	(163,101)	(326,410)	733,332
Losses on cash flow hedging instruments	(3,691)	(10,553)	1,750	2,421	—	(10,073)

	143,388	1,033,317	(83,493)	(172,389)	(326,410)	594,413

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

35. Trust Accounts

35.1 Financial information of the trust accounts the Bank manages, as of and for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Total assets		Operating revenues
	December 31, 2021	December 31, 2020	2021	2020
Consolidated	4,372,406	4,460,439	92,012	138,422
Unconsolidated (non-guaranteed)	68,491,476	54,197,612	2,002,166	1,872,611

	72,863,882	58,658,051	2,094,178	2,011,033

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Trust segment	Receivables
	Accrued trust fees	60,116	63,833
	Other accrued income	23,848	21,898

		83,964	85,731

	Payables
	Due to trust accounts	1,188,976	2,593,972
	Accrued interest on due to trust accounts	4,119	5,195
	Deposits	485,126	284,971
	Accrued interest on deposits	1,735	811

		1,679,956	2,884,949

Custody segment	Receivables
	Accrued trust fees	7,692	6,465
	Payables
	Due to trust accounts	6,015,192	5,121,575
	Accrued interest on due to trust accounts	3,599	1,124

		6,018,791	5,122,699

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

35.3 Significant revenues and expenses related to the Bank’s trust accounts for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021	2020
Trust segment	Revenues
	Fees and commissions from trust accounts	280,563	215,963
	Management fees and commissions from retirement pension	28,387	22,238
	Commissions from early termination in trust accounts	36	45

		308,986	238,246

	Expenses
	Interest expenses on due to trust accounts	12,762	11,697
	Interest expenses on deposits	4,868	4,013

		17,630	15,710

Custody segment	Revenues
	Fees and commissions from trust accounts	36,680	32,950
	Expenses
	Interest expenses on due to trust accounts	20,471	19,987

35.4 Details of carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Trust accounts guaranteeing repayment of principal	Old age pension	1,316	1,623
	Personal pension	1,875,315	1,900,570
	Pension	2,353,669	2,406,931
	Retirement	8,251	8,711
	New personal pension	87,429	90,016
	New old age pension	3,418	3,934
	Retail	10,939	11,345
	Corporate	1,303	1,317
	Installment	14,796	15,571

		4,356,436	4,440,018

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	15,876	20,328
	Unspecified monetary	94	93

		15,970	20,421

		4,372,406	4,460,439

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

There is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return as of December 31, 2021 and 2020.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

36. Statement of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Cash	2,181,314	2,331,735
Checks issued by other banks	150,047	327,781
Due from the Bank of Korea	16,038,651	11,649,551
Due from other financial institutions	3,998,892	3,679,974

	22,368,904	17,989,041

Deduction:
Restricted due from financial institutions	(16,338,941)	(12,102,908)
Due from financial institutions with original maturities over three months	(35,860)	(101,406)

	(16,374,801)	(12,204,314)

	5,994,103	5,784,727

36.2 Significant non-cash transactions for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Write-offs of loans	391,378	528,003
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	(278,186)	34,871
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	1,105,216	429,994
Changes in financial investments due to debt-for-equity swap	327	13,820

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Activities	2021	2020
Income tax paid	Operating	1,003,334	799,121
Interest received	Operating	9,660,267	10,069,018
Interest paid	Operating	2,501,310	3,754,830
Dividends received	Operating	182,952	173,045
Dividends paid	Financing	917,941	1,330,407
Interest (dividends) paid on hybrid securities	Financing	24,144	25,658

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	(142,840)	25,099,647	24,690,676	7,715,547	342,811	438,885	58,144,726
Cash flow	5,870	5,338,985	1,839,500	(511,379)	(161,561)	(66,635)	6,444,780
New lease and termination	—	—	—	—	155,594	—	155,594
Exchange differences	—	635,386	476,790	—	—	—	1,112,176
Changes in fair values	41,762	—	(126,418)	—	—	—	(84,656)
Other changes from non-cash transactions	7,083	(110)	10,593	—	—	1,383	18,949

Ending	(88,125)	31,073,908	26,891,141	7,204,168	336,844	373,633	65,791,569

	2020
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	(114,590)	18,706,328	17,142,392	5,313,846	334,037	269,745	41,651,758
Cash flow	(16,202)	6,965,556	7,846,543	2,401,701	(160,515)	169,051	17,206,134
New lease and termination	—	—	—	—	162,982	—	162,982
Exchange differences	—	(572,056)	(324,375)	—	—	—	(896,431)
Changes in fair values	(36,017)	—	12,018	—	—	—	(23,999)
Other changes from non-cash transactions	23,969	(181)	14,098	—	6,307	89	44,282

Ending	(142,840)	25,099,647	24,690,676	7,715,547	342,811	438,885	58,144,726

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	136,914	144,457
Performance bond	3,476	3,476
Refund guarantees	27,811	27,811
Others	786,185	1,017,561

	954,386	1,193,305

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	523,036	220,895
Letter of guarantees	83,089	45,693
Bid bond	18,874	72,037
Performance bond	855,247	703,826
Refund guarantees	874,173	801,445
Others	1,957,939	2,523,690

	4,312,358	4,367,586

Financial guarantee contracts:
Acceptances and guarantees for issuance of debenture	5,040	10,040
Acceptances and guarantees for mortgage	51,053	89,302
Overseas debt guarantees	547,253	498,184
International financing guarantees in foreign currencies	132,114	197,097
Other financial guarantees in Korean won	50,948	50,950

	786,408	845,573

	6,053,152	6,406,464

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	3,515,378	2,065,651
Refund guarantees	833,765	344,112

	4,349,143	2,409,763

	10,402,295	8,816,227

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.2 Credit qualities of acceptances and guarantees as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,564,011	20	—	4,564,031
Grade 2	1,169,192	32,567	—	1,201,759
Grade 3	72,567	46,174	—	118,741
Grade 4	7,651	149,785	214	157,650
Grade 5	—	774	10,197	10,971

	5,813,421	229,320	10,411	6,053,152

Unconfirmed acceptances and guarantees *
Grade 1	3,074,136	3,391	—	3,077,527
Grade 2	971,315	39,224	—	1,010,539
Grade 3	12,039	34,797	—	46,836
Grade 4	11,925	195,794	—	207,719
Grade 5	—	138	6,384	6,522

	4,069,415	273,344	6,384	4,349,143
	9,882,836	502,664	16,795	10,402,295

	December 31, 2020
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	4,359,126	—	—	4,359,126
Grade 2	1,839,446	47,438	—	1,886,884
Grade 3	16,231	85,321	—	101,552
Grade 4	14,860	33,440	501	48,801
Grade 5	—	453	9,648	10,101

	6,229,663	166,652	10,149	6,406,464

Unconfirmed acceptances and guarantees *
Grade 1	1,410,897	771	—	1,411,668
Grade 2	894,502	28,506	—	923,008
Grade 3	11,399	23,069	—	34,468
Grade 4	2,369	29,934	—	32,303
Grade 5	—	589	7,727	8,316

	2,319,167	82,869	7,727	2,409,763

	8,548,830	249,521	17,876	8,816,227

*	Applied same criteria as the credit qualities classification of loans.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,316,222	3,361,712	8,677,934	83.42
Small and medium-sized companies	642,474	641,752	1,284,226	12.35
Public sector and others	94,456	345,679	440,135	4.23

	6,053,152	4,349,143	10,402,295	100.00

	December 31, 2020
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,678,840	1,755,551	7,434,391	84.33
Small and medium-sized companies	601,666	458,210	1,059,876	12.02
Public sector and others	125,958	196,002	321,960	3.65

	6,406,464	2,409,763	8,816,227	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	405,916	10,114	416,030	4.00
Manufacturing	2,681,556	2,957,619	5,639,175	54.21
Service	660,908	38,920	699,828	6.73
Wholesale and retail	1,564,145	990,270	2,554,415	24.56
Construction	297,700	38,260	335,960	3.23
Public sector	28,050	99,841	127,891	1.23
Others	414,877	214,119	628,996	6.04

	6,053,152	4,349,143	10,402,295	100.00

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	784,950	2,817	787,767	8.94
Manufacturing	2,965,889	1,273,899	4,239,788	48.09
Service	919,233	89,457	1,008,690	11.44
Wholesale and retail	1,038,352	890,342	1,928,694	21.88
Construction	394,050	14,488	408,538	4.63
Public sector	101,040	103,285	204,325	2.32
Others	202,950	35,475	238,425	2.70

	6,406,464	2,409,763	8,816,227	100.00

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.5 Details of commitments as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Commitments
Corporate loan commitments	44,524,865	39,188,554
Retail loan commitments	46,795,678	46,099,203
Other commitments in Korean won	1,300,000	1,300,000
Purchase of other securities	4,140,069	4,548,592

	96,760,612	91,136,349

Financial guarantee contracts
Credit line	4,858,585	2,913,260
Purchase of securities	2,926,872	2,667,640

	7,785,457	5,580,900

	104,546,069	96,717,249

37.6 Other Matters (including litigation)

a) The Bank has 51 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 188,126 million, and details of pending lawsuits in which the Bank is a defendant as of December 31, 2021, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for a return of redemption amount	1	48,068	Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses). Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.	Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-3777) at the written complaint review stage]

Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Decision in the first trial on December 29, 2021. Won both lawsuits on the merits and counterclaim Galamat-Art LLP lodged an appeal

Others	111	163,467	Others (excluding simple lawsuits related to the collection or management of loans)
	113	307,735

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

b) The Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank KB Bukopin Tbk. Under this agreement, the Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, the Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

c) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Bank as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Bank’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Bank’s accounting policy related to COVID-19 is described in Note 2.4 Critical accounting estimates and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2021, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	PRASAC Microfinance Institution Plc.	99.99	Cambodia	Microfinance services
Kookmin Bank	PT Bank KB Bukopin Tbk	67.00	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk	PT Bank Syariah Bukopin	92.78	Indonesia	Banking
PT Bank KB Bukopin Tbk	PT Bukopin Finance	97.04	Indonesia	Installment financing
Kookmin Bank	Personal pension trust and 10 others [1]	0.00	Korea	Trust
Kookmin Bank	KBL Incheon 1st L.L.C. and 58 others [2]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	KB Haeorum Private Securities Fund No.83 (Bond) [2]	99.90	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10 (Bond) [2]	99.68	Korea	Investment trust
Kookmin Bank	Woori SafePlus Private Securities Fund S-8 [2]	90.91	Korea	Investment trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) [2]	99.86	Korea	Investment trust
Kookmin Bank	Meritz Private Real Estate Fund No.9-2 [2]	99.98	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative) [2]	97.08	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
KB Core Blind Private Real Estate Fund No.1	KB Wise Star Real Estate Fund No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Debt Fund No.3 (USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond) [2]	98.00	Korea	Investment trust
Kookmin Bank	KB Emerging Markets Dept Private Securities Fund(USD)(Bond) [2]	99.84	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D [2]	99.50	Korea	Investment trust
Kookmin Bank	KIM Basic Private Securities Fund No.102 (Bond) [2]	99.80	Korea	Investment trust

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Kookmin Bank	KB Global Private Real Estate Debt Fund No.10 [2]	99.83	Korea	Investment trust
Kookmin Bank	KB KBSTAR Active Korea Short Term Bond Market(AA-) ETF [2]	78.62	Korea	Investment trust
Kookmin Bank	KTB Global CREDebt No.52 [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3 [2]	98.60	Korea	Investment trust
Kookmin Bank	KBSTAR FKTB 5Y Duration Following ETF [2]	99.02	Korea	Investment trust
Kookmin Bank	NH-Amundi Private Securities Investment Trust S5(USD)(BOND) [2]	85.71	Korea	Investment trust
Kookmin Bank	Vestas Investors Private Real Estate Fund Investment Trust No.69-3 [2]	99.52	Korea	Investment trust

[1]

The Bank controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]	The Bank controls these investees because it is significantly exposed to variable returns from the investees’ performance and has ability to affect those returns through its power.

The Bank holds more than half of the ownership interests of Koreit BN Private Equity Fund and three other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021			2021
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Cambodia Plc.	559,442	440,502	118,940	28,032	11,694
Kookmin Bank (China) Ltd.	3,812,297	3,295,555	516,742	182,989	14,064
KB Microfinance Myanmar Co., Ltd.	16,549	3,507	13,042	6,020	(6,249)
PRASAC Microfinance Institution Plc.	5,128,845	4,329,971	798,874	796,169	205,342
PT Bank KB Bukopin Tbk	6,958,949	6,320,222	638,727	413,973	(272,526)
KB Bank Myanmar Co., Ltd.	242,396	8,409	233,987	480	(3,005)
Personal pension trust and 10 others	4,381,035	4,261,394	119,641	95,531	2,333

	December 31, 2020			2020
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd. (London) *	—	—	—	—	(4,587)
Kookmin Bank Cambodia Plc.	385,974	287,936	98,038	21,841	5,499
Kookmin Bank (China) Ltd.	3,323,048	2,874,258	448,790	167,781	13,967
KB Microfinance Myanmar Co., Ltd.	36,112	13,004	23,108	7,351	388
PRASAC Microfinance Institution Plc.	3,914,890	3,376,992	537,898	588,359	118,339
PT Bank KB Bukopin Tbk	5,841,168	5,530,648	310,520	106,358	(43,402)
KB Bank Myanmar Co., Ltd.	220,105	2,505	217,600	—	—
Personal pension trust and 10 others	4,483,007	4,365,699	117,308	138,481	2,841

*	Liquidated during the year ended December 31, 2020.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2021
(In millions of Korean won)	Capital commitments	Unused amount
KB Wise Star Private Real Estate Feeder Fund No.1	172,000	817
Meritz Private Real Estate Fund No.9-2	59,263	7,876
KB Core Blind Private Real Estate Fund No.1	100,000	175
KTB Global CREDebt No.52	59,275	19,542
Hyundai Invest KKR Europe Real Estate No.1-3	53,694	30,069
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	75,872	56,882

38.3.2 The Bank has provided purchase commitment and credit line to consolidated structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvency due to other reasons.

(In millions of Korean won)	December 31, 2021
LOG the 3rd L.L.C.	24,300
KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,494
KB INO 2nd L.L.C.	30,171
KB Happy 1st L.L.C.	50,187
KB Socio the 1st L.L.C.	30,272
KB Industry the 1st L.L.C.	10,200
KBST the 1st L.L.C.	30,174
KBH the 4th L.L.C.	18,200
Great Forest the 1st L.L.C.	16,200
KBC the 3rd L.L.C.	35,116
KBH the 6th L.L.C.	50,093
Beomuh Landmark the 2nd L.L.C.	57,600
KB Industry 2nd L.L.C.	10,200
KB Handok the 1st L.L.C.	30,121
KB Heracles the 1st L.L.C.	25,186
SLT Gamsam Co., Ltd.	13,200
K Plus the 1st L.L.C.	200,098
KB Hwaseong the 1st L.L.C.	13,100
KB Livv H 1st L.L.C.	30,075
KB Beomcheon Land 1st L.L.C.	14,300
Livv H 1st L.L.C.	50,129
KB Eagles 1st Co., Ltd.	30,075
KB Manchon Harrington Co., Ltd.	17,702
KB Livv l 1st Co., Ltd.	50,162

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Cheongla Hill Co., Ltd.	60,356
KB Dong-in Central L.L.C.	20,080
KB Eagles 2nd Co., Ltd.	50,151
KBH Steal Co., Ltd.	150,185
KB Penta Co., Ltd.	27,287
KB Great Bear 1st L.L.C.	90,223
Ryan Mobility 1st L.L.C.	50,137
KB Chemical 1st Co., Ltd.	50,135
KB Eugene 1st Co., Ltd.	10,077
KB Harim 1st L.L.C.	30,098
KB Eagles 3rd Co., Ltd.	50,140
KB Winchest 1st Co., Ltd.	48,500
KB Dong-in Central 1st L.L.C.	17,200
LEP 2nd Co., Ltd.	70,000
KB River County L.L.C.	51,500
KB Buamsamjung 1st Co., Ltd.	50,323
KB Suchang 1st Co., Ltd.	41,800
KB LCC 2nd L.L.C.	45,410
Liiv H 2nd Co., Ltd.	30,037
KB Sungnae 1st L.L.C.	89,400
JT Capital 7th Asset Securitization Specialty Company	23,800
KB Landscape 1st L.L.C.	92,200
KB Pride 1st L.L.C.	35,950
KB Pride 2nd L.L.C.	45,182
KB Moonheung 1st Co., Ltd.	116
KB Gamil 1st Co., Ltd.	67,200
KB One West 1st Co., Ltd.	55,932
KB Cloud L.L.C.	100,854
K Gowoon Sekyo 1st Co., Ltd.	4,830
K Gowoon Sekyo 2nd Co., Ltd.	3,839

38.3.3 The Bank has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

KB Harim 1st L.L.C. and 27 other subsidiaries were newly included in the scope of consolidation, and KB Display 1st L.L.C. and 17 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2021.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

39. Lease

39.1 The Bank as a Lessee

39.1.1 Amounts recognized in the statements of financial position related to lease as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Right-of-use property and equipment: *
Real estate	329,314	351,384
Vehicles	7,614	6,448
Others	5,467	8,791

	342,395	366,623
Right-of-use intangible assets *	3,610	4,617

	346,005	371,240

Lease liabilities *	336,845	342,811

*	Included in property and equipment, intangible assets, and other liabilities.

39.1.2 Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021	2020
Depreciation and amortization of right-of-use assets:
Real estate	184,235	185,925
Vehicles	10,050	9,554
Others	3,700	8,430
Intangible asset	1,007	5,022

	198,992	208,931

Interest expenses on the lease liabilities	5,568	6,307
Expense relating to short-term lease	2,161	2,472
Expense relating to lease of low-value assets that are not short-term lease	1,873	1,372

Total cash outflows for lease for the years ended December 31, 2021 and 2020 are ~~W~~ 165,595 million and ~~W~~ 166,283 million, respectively.

39.2 The Bank as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	December 31, 2021	December 31, 2020
Up to 1 year	9,844	9,343
1-5 years	15,980	17,940

	25,824	27,283

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40. Related Party Transactions

According to Korean IFRS No.1024, the Bank includes the Parent, subsidiaries, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Bank and its related party companies in the scope of related parties. The Bank discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021	2020
Parent
KB Financial Group Inc.	Fee and commission income	7,440	7,183
	Other non-operating income	1,638	1,057
	Interest expense	1,708	410
	Other operating expenses	273	190
	General and administrative expenses	926	925
Subsidiaries
Kookmin Bank Cambodia Plc.	Interest income	1,613	2,447
	Fee and commission income	37	28
	Other non-operating income	294	201
Kookmin Bank (China) Ltd.	Interest income	9,188	19,776
	Fee and commission income	287	230
KB Microfinance Myanmar Co., Ltd.	Other non-operating income	177	127
	Provision for credit losses	16	33
KB Bank Myanmar Co., Ltd.	Other non-operating income	104	—
PRASAC Microfinance Institution Plc.	Interest income	8,121	740
	Fee and commission income	1,160	211
	Provision for credit losses	266	180
PT Bank KB Bukopin Tbk	Interest income	2,455	345
	Fee and commission income	1,180	—
	Reversal of credit losses	546	—
	Provision for credit losses	—	546
Trust	Fee and commission income	9,586	15,245
	Interest expense	1,612	1,034
KB Wise Star Private Real Estate Feeder Fund No.1	Fee and commission income	23	27
	Interest expense	—	5
Securitization SPE	Interest expense	1	1
Structured entities	Interest income	1,080	597
	Fee and commission income	20,198	11,775
	Gains on financial instruments at fair value through profit or loss	11,478	21,516
	Reversal of credit losses	38	14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	Interest expense	1	165
	Losses on financial instruments at fair value through profit or loss	28,513	2,841
	Provision for credit losses	313	40
KB Haeorum Private Securities Fund No.83 (Bond)	Fee and commission income	40	99
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1 *	Fee and commission income	11	40
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)	Fee and commission income	4	6
KB Core Blind Private Real Estate Fund No.1	Interest income	290	290
	Fee and commission income	10	10
	Interest expense	—	75
KB Global Private Real Estate Debt Fund No.3 (USD)	Fee and commission income	2	2
UBS Hana Professional Investor Private Investment Trust No.1 (Bond) *	Fee and commission income	4	23
	Interest expense	—	17
Mirae Asset Triumph Privately Placed Investment Trust No.7 *	Fee and commission income	7	46
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond)	Fee and commission income	10	22
KB Emerging Markets Dept Private Securities Fund(USD)(Bond)	Fee and commission income	17	9
Samsung SRA Private Real Estate Investment Trust No.28D	Fee and commission income	2	1
KIM Basic Private Securities Fund No.102 (Bond)	Fee and commission income	13	8
KB Korea Short Term Premium Private Securities No.16(USD)(Bond) *	Fee and commission income	2	—
	Gains on financial instruments at fair value through profit or loss	—	835
	Losses on financial instruments at fair value through profit or loss	1,663	—
KB Global Private Real Estate Debt Fund No.10	Fee and commission income	5	—
NH-Amundi Private Securities Investment Trust S5(USD)(BOND)	Fee and commission income	1	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	2,897	2,054
	Fee and commission income	27,878	19,298
	Gains on financial instruments at fair value through profit or loss	92,627	43,739
	Other non-operating income	4,371	4,226
	Interest expense	2,020	2,874
	Fee and commission expense	716	594
	Losses on financial instruments at fair value through profit or loss	108,706	42,394
	Provision for credit losses	146	92
	General and administrative expenses	3,242	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Asset Management Co., Ltd.	Fee and commission income	1,959	1,465
	Gains on financial instruments at fair value through profit or loss	178	—
	Other non-operating income	—	1
	Interest expense	43	59
	Losses on financial instruments at fair value through profit or loss	98	373
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	268	232
	Other non-operating income	35	38
	Interest expense	119	207
	Fee and commission expense	1,806	2,406
KB Investment Co., Ltd.	Fee and commission income	126	48
	Interest expense	344	443
KB Credit Information Co., Ltd.	Fee and commission income	71	69
	Other non-operating income	143	216
	Interest expense	69	104
	Fee and commission expense	20,933	21,872
KB Data System Co., Ltd.	Fee and commission income	432	270
	Other non-operating income	182	149
	Interest expense	61	242
	Other operating expenses	349	—
	General and administrative expenses	60,374	54,869
KB Life Insurance Co., Ltd.	Fee and commission income	17,258	16,534
	Gains on financial instruments at fair value through profit or loss	8,154	4,292
	Other non-operating income	48	28
	Interest expense	11	8
	Fee and commission expense	956	1
	Losses on financial instruments at fair value through profit or loss	414	2,975
	Other non-operating expenses	—	2
	General and administrative expenses	888	950
KB Kookmin Card Co., Ltd.	Interest income	4,945	4,354
	Fee and commission income	167,682	190,910
	Gains on financial instruments at fair value through profit or loss	287	1,262
	Other non-operating income	1,682	1,645
	Interest expense	736	1,003
	Fee and commission expense	1,222	1,255
	Losses on financial instruments at fair value through profit or loss	363	143
	Provision for credit losses	327	239
	General and administrative expenses	1,301	391
KB Savings Bank Co., Ltd.	Fee and commission income	984	1,125
	Other non-operating income	82	77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	Interest expense	16	11
	General and administrative expenses	6	—
KB Capital Co., Ltd.	Interest income	1,529	1,951
	Fee and commission income	2,900	2,767
	Reversal of credit losses	245	—
	Other non-operating income	155	191
	Interest expense	74	98
	Fee and commission expense	4	43
	Provision for credit losses	—	138
	General and administrative expenses	139	—
KB Insurance Co., Ltd.	Interest income	303	67
	Fee and commission income	26,351	24,467
	Gains on financial instruments at fair value through profit or loss	69,366	33,319
	Other non-operating income	1,842	1,287
	Interest expense	1,226	1,062
	Fee and commission expense	2,983	1,628
	Losses on financial instruments at fair value through profit or loss	1,333	37,871
	Other operating expenses	3	1
	Provision for credit losses	10	5
	Other non-operating expenses	11	—
	General and administrative expenses	13,590	10,283
Prudential Life Insurance Company of Korea Ltd.	Interest income	46	—
	Fee and commission income	103	20
	Gains on financial instruments at fair value through profit or loss	6,968	—
	Interest expense	3,736	1,165
	Fee and commission expense	4,374	—
	Losses on financial instruments at fair value through profit or loss	652	—
	General and administrative expenses	604	—
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	119	132
KB Senior Loan Private Fund No.1 *	Fee and commission income	1	3
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Fee and commission income	9	11
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	11	12
KB Global Private Real Estate Debt Fund No.1	Fee and commission income	10	10
KB NA COMPASS Energy Private Special Asset Fund	Fee and commission income	7	8
KB Star Office Private Real Estate Master Fund No.3	Interest expense	3	55
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	760	760
	Fee and commission income	37	36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	Interest expense	5	18
	Provision for credit losses	1	1
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	45	87
	Gains on financial instruments at fair value through profit or loss	1,020	—
	Losses on financial instruments at fair value through profit or loss	280	—
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Gains on financial instruments at fair value through profit or loss	266	—
	Losses on financial instruments at fair value through profit or loss	48	102
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Gains on financial instruments at fair value through profit or loss	261	—
	Losses on financial instruments at fair value through profit or loss	41	190
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	8	6
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	3	3
	Gains on financial instruments at fair value through profit or loss	2,502	1,814
	Losses on financial instruments at fair value through profit or loss	—	3,248
KB North America Private Real Estate Debt Fund No.3	Fee and commission income	10	10
	Gains on financial instruments at fair value through profit or loss	8,580	2,699
	Losses on financial instruments at fair value through profit or loss	536	8,044
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Fee and commission income	4	2
KB Global Infrastructure Synergy Private Special Asset Fund	Fee and commission income	3	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Fee and commission income	8	6
	Gains on financial instruments at fair value through profit or loss	5,722	—
	Losses on financial instruments at fair value through profit or loss	759	4,329
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	8	5
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	Fee and commission income	3	1
	Gains on financial instruments at fair value through profit or loss	—	1,452
	Losses on financial instruments at fair value through profit or loss	1,614	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	Fee and commission income	10	2
	Gains on financial instruments at fair value through profit or loss	—	3,268
	Losses on financial instruments at fair value through profit or loss	6,153	—
KB Korea Short Term Premium Private Securities No.19(USD)(Bond)	Fee and commission income	4	—
KB Korea Short Term Premium Private Securities No.21(USD)(Bond)	Fee and commission income	5	—
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	2	—
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	12	—
KB Global Private Real Estate Debt Fund No.11	Fee and commission income	1	—
KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	Fee and commission income	3	—
	Losses on financial instruments at fair value through profit or loss	1,306	—
KB Multi Alpha Plus Private Fund No.1	Fee and commission income	6	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Fee and commission income	8	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	5	—
KB Wise Star Private Real Estate No.19	Fee and commission income	3	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Gains on financial instruments at fair value through profit or loss	36	—
	Losses on financial instruments at fair value through profit or loss	175	—
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Fee and commission income	1	—
KB Logistics Blind Private Real Estate Fund No.1	Fee and commission income	2	—
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	4	—
	Losses on financial instruments at fair value through profit or loss	3,849	—
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	5	—
KB Global Private Real Estate Debt Fund No.15	Fee and commission income	2	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	Fee and commission income	2	—
	Gains on financial instruments at fair value through profit or loss	96	—
KB AU Infigen Energy Private Special Asset Fund *	Fee and commission income	—	3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB AU Infigen Energy Private Special Asset Fund No.2 *	Fee and commission income	—	5
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	Fee and commission income	—	6
KB Wise Star Private Real Estate Feeder Fund No.12 *	Interest income	—	493
	Fee and commission income	—	1
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	36	4
	Interest expense	6	7
	Fee and commission expense	1,860	1,954
	Other operating expenses	11	1
Incheon Bridge Co., Ltd.	Interest income	4,069	4,345
	Fee and commission income	22	23
	Gains on financial instruments at fair value through profit or loss	—	899
	Reversal of credit losses	444	—
	Interest expense	158	334
	Fee and commission expense	6	6
	Losses on financial instruments at fair value through profit or loss	1,374	—
	Provision for credit losses	—	471
Dae-A Leisure Co., Ltd.	Interest expense	2	7
Skydigital Inc.	Fee and commission income	3	4
KB High-Tech Company Investment Fund	Interest expense	8	16
Aju Good Technology Venture Fund	Interest expense	27	18
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	23
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	3	4
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	17	40
KB Global Platform Fund	Interest expense	39	52
WJ Private Equity Fund No.1	Fee and commission income	7	5
KB12-1 Venture Investment Partnership *	Interest expense	—	13
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	5	61
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	—	3
	Fee and commission income	4	4
	Reversal of credit losses	—	17
	Interest expense	—	2
RAND Bio Science Co., Ltd.	Interest expense	—	11
Food Factory Co., Ltd.	Interest income	70	52
	Reversal of credit losses	6	—
	Interest expense	5	12
	Fee and commission expense	2	4
	Provision for credit losses	—	8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Acts Co., Ltd.	Interest income	—	1
Banksalad Co., Ltd.	Fee and commission income	36	36
Spark Biopharma Inc.	Interest expense	7	—
UPRISE, Inc.	Interest income	5	2
	Reversal of credit losses	1	—
	Interest expense	1	—
	Provision for credit losses	—	1
CellinCells Co., Ltd.	Interest expense	—	4
COSES GT Co., Ltd.	Interest income	18	6
	Reversal of credit losses	3	—
	Interest expense	1	—
	Provision for credit losses	—	4
KB No.17 Special Purpose Acquisition Company	Interest expense	14	25
KB No.18 Special Purpose Acquisition Company	Interest expense	20	31
KB No.19 Special Purpose Acquisition Company	Interest expense	9	13
KB No.20 Special Purpose Acquisition Company	Interest expense	15	25
SwatchOn Inc.	Fee and commission income	8	7
	Interest expense	10	47
Gomi corporation Inc.	Interest income	19	—
	Interest expense	1	—
	Provision for credit losses	13	—
S&E bio Co., Ltd.	Interest expense	1	1
Contents First Inc.	Interest expense	83	14
December & Company Inc.	Interest expense	—	1
GENINUS Inc.	Interest expense	29	70
Mantisco Co., Ltd.	Interest expense	1	—
SuperNGine Co., Ltd.	Interest expense	1	—
Desilo Inc.	Interest income	1	—
	Provision for credit losses	2	—
Turing Co., Ltd.	Interest expense	1	—
IGGYMOB Co., Ltd.	Interest expense	1	—
KB Pre IPO Secondary Venture Fund No.1	Interest expense	1	3
A-PRO Co., Ltd. *	Interest income	—	7
	Interest expense	—	1
	Provision for credit losses	—	1
BNF Corporation Ltd. *	Interest income	—	9
	Fee and commission income	—	2
	Provision for credit losses	—	8
Others
Retirement pension	Fee and commission income	1,338	1,077
	Interest expense	9	3

*	Excluded from the Bank’s related party as of December 31, 2021.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent
KB Financial Group Inc.	Other assets	71	120
	Deposits	518,076	23,084
	Other liabilities	462,800	597,429
Subsidiaries
Kookmin Bank Cambodia Plc.	Cash and due from financial institutions	2,543	820
	Loans measured at amortized cost (gross amount)	343,795	195,840
	Other assets	294	277
	Deposits	16,042	2,584
	Other liabilities	180	111
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	83,041	17,646
	Loans measured at amortized cost (gross amount)	1,293,871	1,153,280
	Other assets	5,043	4,910
	Deposits	3,374	2,278
	Borrowings	225,870	70,557
KB Microfinance Myanmar Co., Ltd.	Provisions	49	33
	Other liabilities	24	17
KB Bank Myanmar Co., Ltd.	Other assets	—	1,003
	Deposits	27,278	—
	Other liabilities	26	—
PRASAC Microfinance Institution Plc.	Loans measured at amortized cost (gross amount)	182,271	136,000
	Allowances for credit losses	298	112
	Other assets	1,080	739
	Provisions	146	67
	Other liabilities	1,304	1,437
PT Bank KB Bukopin Tbk	Cash and due from financial institutions	—	217,600
	Loans measured at amortized cost (gross amount)	592,750	652,800
	Other assets	81	165
	Deposits	3,938	—
	Provisions	—	546
Trust	Other assets	29,829	20,243
	Other liabilities	169,910	165,300
KB Wise Star Private Real Estate Feeder Fund No.1	Other assets	6	6
Securitization SPE	Deposits	1,035	1,043
Structured entities	Derivative assets	1,461	18,245
	Loans measured at amortized cost (gross amount)	69,323	3,929
	Allowances for credit losses	248	6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	Other assets	128	7
	Derivative liabilities	11,724	—
	Deposits	2,033	1,096
	Provisions	122	90
	Other liabilities	3,311	3,633
KB Haeorum Private Securities Fund No.83 (Bond)	Other assets	1	11
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1 *	Other assets	—	7
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond)	Other assets	1	1
KB Core Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	10,000	10,000
	Other assets	20	19
UBS Hana Professional Investor Private Investment Trust No.1 (Bond) *	Other assets	—	2
	Other liabilities	—	3,332
Mirae Asset Triumph Privately Placed Investment Trust No.7 *	Other assets	—	5
	Other liabilities	—	2,962
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond)	Other assets	—	2
	Other liabilities	478	1,083
KB Emerging Markets Dept Private Securities Fund(USD)(Bond)	Other assets	1	1
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	37	11
KIM Basic Private Securities Fund No.102 (Bond)	Other assets	2	3
	Other liabilities	101	23
KB Korea Short Term Premium Private Securities No.16(USD)(Bond) *	Derivative assets	—	835
KB Global Private Real Estate Debt Fund No.10	Other assets	1	—
NH-Amundi Private Securities Investment Trust S5(USD)(BOND)	Other assets	1	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Derivative assets	43,797	17,465
	Loans measured at amortized cost (gross amount)	124,527	97,803
	Allowances for credit losses	201	88
	Other assets	5,564	4,983
	Derivative liabilities	33,338	11,630
	Deposits	532,759	464,584
	Provisions	90	57
	Other liabilities	26,822	25,000
KB Asset Management Co., Ltd.	Other assets	422	327
	Derivative liabilities	—	373
	Deposits	13,206	6,915
	Other liabilities	8	6
KB Real Estate Trust Co., Ltd.	Other assets	3	3
	Deposits	103,329	71,261
	Other liabilities	353	346

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Investment Co., Ltd.	Deposits	100,338	93,970
	Other liabilities	42	97
KB Credit Information Co., Ltd.	Deposits	4,536	5,340
	Other liabilities	5,656	6,196
KB Data System Co., Ltd.	Other assets	215	390
	Deposits	15,416	17,561
	Other liabilities	6,059	4,539
KB Life Insurance Co., Ltd.	Derivative assets	5,387	90
	Other assets	1,519	1,436
	Derivative liabilities	168	2,682
	Deposits	2,608	2,085
	Other liabilities	1,346	386
KB Kookmin Card Co., Ltd.	Derivative assets	55	418
	Loans measured at amortized cost (gross amount)	71,130	36,992
	Allowances for credit losses	86	28
	Other assets	22,043	14,472
	Deposits	71,087	91,586
	Provisions	724	455
	Other liabilities	47,433	57,810
KB Savings Bank Co., Ltd.	Other liabilities	323	1,088
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	71,130	54,400
	Allowances for credit losses	156	277
	Other assets	365	324
	Deposits	219,311	190,331
	Provisions	45	143
	Other liabilities	3,006	2,521
KB Insurance Co., Ltd.	Derivative assets	37,098	4,832
	Loans measured at amortized cost (gross amount)	17,958	—
	Allowances for credit losses	3	—
	Other assets	15,682	14,354
	Derivative liabilities	3,670	29,491
	Deposits	4,519	3,365
	Debentures	29,998	29,994
	Provisions	18	11
	Other liabilities	12,820	12,968
Prudential Life Insurance Company of Korea Ltd.	Derivative assets	6,968	—
	Other assets	3,815	—
	Derivative liabilities	652	—
	Deposits	7,634	303
	Debentures	30,000	30,000
	Other liabilities	38,100	32,537
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	29	32
KB Senior Loan Private Fund No.1 *	Other assets	—	1
KB AMP Infra Private Special Asset Fund No.1(FoFs)	Other assets	1	1
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Global Private Real Estate Debt Fund No.1	Other assets	3	3
KB NA COMPASS Energy Private Special Asset Fund	Other assets	1	1
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	171
	Other liabilities	9	6
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	3	2
	Other assets	11	9
	Deposits	532	532
	Other liabilities	1	1
KB Global Core Bond Securities Feeder Fund(Bond)	Derivative assets	7	—
	Other assets	4	7
	Derivative liabilities	6	—
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Derivative liabilities	—	39
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Derivative liabilities	—	44
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB North America Private Real Estate Debt Fund No.1	Derivative assets	1,378	—
	Other assets	1	1
	Derivative liabilities	—	3,248
KB North America Private Real Estate Debt Fund No.3	Derivative assets	1,221	—
	Other assets	2	2
	Derivative liabilities	—	8,044
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Other assets	1	1
KB Global Infrastructure Synergy Private Special Asset Fund	Other assets	1	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Derivative assets	3,275	—
	Other assets	2	2
	Derivative liabilities	—	4,327
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	Derivative assets	—	1,452
	Other assets	—	1
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	Derivative assets	—	3,268
	Other assets	—	2
KB Korea Short Term Premium Private Securities No.19(USD)(Bond)	Other assets	2	—
KB Korea Short Term Premium Private Securities No.21(USD)(Bond)	Other assets	2	—
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	1	—
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	4	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	Other assets	1	—
	Derivative liabilities	1,306	—
KB Multi Alpha Plus Private Fund No.1	Other assets	2	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Other assets	7	—
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	2	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Derivative assets	9	—
	Derivative liabilities	119	—
KB AMP Infra Private Special Asset Fund No.13(FoFs)	Other assets	1	—
KB Logistics Blind Private Real Estate Fund No.1	Other assets	2	—
KB Aircraft Private Special Asset Fund No.1	Other assets	2	—
	Derivative liabilities	3,835	—
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	1	—
KB Global Private Real Estate Debt Fund No.15	Other assets	2	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	Derivative assets	96	—
	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	10,200	19,982
	Other liabilities	—	5
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	37,382	38,756
	Loans measured at amortized cost (gross amount)	114,100	133,000
	Allowances for credit losses	25	202
	Other assets	423	545
	Deposits	35,487	39,520
	Provisions	18	286
	Other liabilities	99	199
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	17	636
	Other liabilities	—	21
Skydigital Inc.	Deposits	85	15
Jo Yang Industrial Co., Ltd.	Deposits	1	2
Neomio Corp. *	Deposits	—	535
KB High-Tech Company Investment Fund	Deposits	1,504	12,695
	Other liabilities	—	1
Aju Good Technology Venture Fund	Deposits	6,286	3,093
	Other liabilities	10	1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	904	923
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	2,088	1,801

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,524	8,097
	Other liabilities	—	1
KB Global Platform Fund	Deposits	26,823	20,197
	Other liabilities	5	2
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	260	349
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	2,578	4,255
	Other liabilities	—	24
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	17	6
RAND Bio Science Co., Ltd.	Deposits	443	693
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	3,545	3,193
	Allowances for credit losses	4	8
	Other assets	2	3
	Deposits	839	1,555
	Provisions	—	2
	Other liabilities	6	9
Acts Co., Ltd.	Deposits	154	18
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	—	1
Spark Biopharma Inc.	Deposits	6,015	—
	Other liabilities	3	—
Wyatt Corp.	Deposits	1	1
Stratio, Inc.	Deposits	—	13
UPRISE, Inc.	Loans measured at amortized cost (gross amount)	—	500
	Allowances for credit losses	—	1
	Deposits	4,001	11
CellinCells Co., Ltd.	Deposits	38	260
COSES GT Co., Ltd.	Loans measured at amortized cost (gross amount)	500	500
	Allowances for credit losses	2	4
	Other assets	1	1
	Deposits	1,939	292
KB No.17 Special Purpose Acquisition Company	Deposits	1,687	1,711
	Other liabilities	12	23
KB No.18 Special Purpose Acquisition Company	Deposits	2,077	2,101
	Other liabilities	12	19
KB No.19 Special Purpose Acquisition Company	Deposits	1,013	1,053
	Other liabilities	5	3
KB No.20 Special Purpose Acquisition Company	Deposits	1,681	1,716
	Other liabilities	3	1
SwatchOn Inc.	Deposits	686	3,947
	Other liabilities	—	40
Gomi corporation Inc.	Loans measured at amortized cost (gross amount)	2,200	—
	Allowances for credit losses	12	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	Other assets	4	—
	Deposits	3,188	37
	Other liabilities	1	—
S&E bio Co., Ltd.	Deposits	263	1,142
4N Inc.	Deposits	39	76
Contents First Inc.	Deposits	12,650	1,823
	Other liabilities	57	7
December & Company Inc.	Deposits	1	1
GENINUS Inc.	Deposits	34,415	13,630
	Other liabilities	2	15
Mantisco Co., Ltd.	Deposits	386	—
G1 Playground Co., Ltd.	Deposits	354	—
SuperNGine Co., Ltd.	Deposits	944	—
Desilo Inc.	Loans measured at amortized cost (gross amount)	301	—
	Allowances for credit losses	2	—
	Deposits	168	—
Turing Co., Ltd.	Deposits	1,054	—
IGGYMOB Co., Ltd.	Deposits	2,938	—
KB Pre IPO Secondary Venture Fund No.1	Deposits	103	629
Key management personnel	Loans measured at amortized cost (gross amount)	3,252	4,599
	Allowances for credit losses	2	2
	Other assets	3	4
	Deposits	9,909	9,058
	Provisions	1	—
	Other liabilities	27	19
Others
Retirement pension	Other assets	369	295
	Other liabilities	5,014	10,600

*	Excluded from the Bank’s related party as of December 31, 2021.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	26,565	30,567
	Lease liabilities	31,814	36,118
KB Kookmin Card Co., Ltd.	Right-of-use assets	200	77
	Lease liabilities	53	48
KB Insurance Co., Ltd.	Right-of-use assets	3,797	2,848
	Lease liabilities	3,963	3,152
Prudential Life Insurance Company of Korea Ltd.	Right-of-use assets	9,168	—
	Lease liabilities	9,042	—

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Subsidiaries
Silver Investment 2nd Inc. *	Notional amount of derivative financial instruments	—	50,000
KBM the 1st L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KLD the 1st L.L.C. *	Notional amount of derivative financial instruments	—	23,200
LOG the 3rd L.L.C.	Notional amount of derivative financial instruments	24,300	24,300
KBL Incheon 1st L.L.C.	Notional amount of derivative financial instruments	100,000	100,000
KB DTower 1st L.L.C.	Notional amount of derivative financial instruments	50,000	100,000
KB Display 1st L.L.C. *	Notional amount of derivative financial instruments	—	100,000
KB Alminium 1st L.L.C. *	Notional amount of derivative financial instruments	—	50,000
KB INO 2nd L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KBH the 5th L.L.C. *	Notional amount of derivative financial instruments	—	25,000
KB Happy 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KL Industrial 2nd L.L.C. *	Notional amount of derivative financial instruments	—	20,000
KB Socio the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KB Industry the 1st L.L.C.	Notional amount of derivative financial instruments	10,000	20,000
KBST the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Geumjeong Hill L.L.C. *	Notional amount of derivative financial instruments	—	58,100
KBH the 4th L.L.C.	Notional amount of derivative financial instruments	18,000	24,000
Great Forest the 1st L.L.C.	Notional amount of derivative financial instruments	14,500	20,500
KBC the 3rd L.L.C.	Notional amount of derivative financial instruments	35,000	35,000
KB Future the 1st L.L.C. *	Notional amount of derivative financial instruments	—	30,000
KBH the 6th L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
Beomuh Landmark the 2nd L.L.C.	Notional amount of derivative financial instruments	56,000	86,100
KB Industry 2nd L.L.C.	Notional amount of derivative financial instruments	10,000	20,000
KB Handok the 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
KB Heracles the 1st L.L.C.	Notional amount of derivative financial instruments	25,000	25,000
K Plus the 1st L.L.C.	Notional amount of derivative financial instruments	200,000	200,000
KB Livv H 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
Livv H 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Eagles 1st Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Manchon Harrington Co., Ltd.	Notional amount of derivative financial instruments	14,900	18,600
KB Livv l 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KB Cheongla Hill Co., Ltd.	Notional amount of derivative financial instruments	60,000	60,000
KB Dong-in Central L.L.C.	Notional amount of derivative financial instruments	20,000	20,000
KB Eagles 2nd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KBH Steal Co., Ltd.	Notional amount of derivative financial instruments	150,000	150,000
KB Great Bear 1st L.L.C.	Notional amount of derivative financial instruments	90,000	90,000
Ryan Mobility 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Chemical 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KB Eugene 1st Co., Ltd.	Notional amount of derivative financial instruments	10,000	10,000
KB Harim 1st L.L.C.	Notional amount of derivative financial instruments	30,000	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Eagles 3rd Co., Ltd.	Notional amount of derivative financial instruments	50,000	—
LEP 2nd Co., Ltd.	Notional amount of derivative financial instruments	70,000	—
KB Buamsamjung 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	—
Liiv H 2nd Co., Ltd.	Notional amount of derivative financial instruments	30,000	—
KB Korea Short Term Premium Private Securities No.16(USD)(Bond) *	Notional amount of derivative financial instruments	—	21,760
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,360,006	981,259
KB Asset Management Co., Ltd.	Notional amount of derivative financial instruments	—	22,297
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	163,227	54,892
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	1,356,044	650,108
Prudential Life Insurance Company of Korea Ltd.	Notional amount of derivative financial instruments	407,653	—
KB Global Core Bond Securities Feeder Fund(Bond)	Notional amount of derivative financial instruments	25,796	—
KB Onkookmin Life Income 20 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	—	2,305
KB Onkookmin Life Income 40 Feeder Fund (FoFs) C-F	Notional amount of derivative financial instruments	—	2,617
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	29,638	27,200
KB North America Private Real Estate Debt Fund No.3	Notional amount of derivative financial instruments	293,411	89,760
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Notional amount of derivative financial instruments	60,822	50,798
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	Notional amount of derivative financial instruments	—	22,032
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	Notional amount of derivative financial instruments	—	77,030
KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	Notional amount of derivative financial instruments	23,941	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Notional amount of derivative financial instruments	15,254	—
KB Aircraft Private Special Asset Fund No.1	Notional amount of derivative financial instruments	136,328	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	Notional amount of derivative financial instruments	82,985	—

*	Excluded from the Bank’s related party as of December 31, 2021.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

	2021 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank Cambodia Plc.	195,840	265,663	138,763	21,055	343,795
Kookmin Bank (China) Ltd.	1,153,280	1,181,944	1,147,335	105,982	1,293,871
PRASAC Microfinance Institution Plc.	136,000	47,420	—	(1,149)	182,271
PT Bank KB Bukopin Tbk	652,800	8,153,850	8,276,953	63,053	592,750
Structured entities [2]	3,929	113,629	48,101	(134)	69,323
KB Core Blind Private Real Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	97,803	829,086	807,840	5,478	124,527
KB Insurance Co., Ltd.	—	18,200	300	58	17,958
KB Kookmin Card Co., Ltd.	36,992	86,033	38,613	(13,282)	71,130
KB Capital Co., Ltd.	54,400	11,441	—	5,289	71,130
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
Associates
Incheon Bridge Co., Ltd.	171,756	—	18,900	(1,374)	151,482
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,193	388	37	1	3,545
UPRISE, Inc.	500	—	500	—	—
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	—	2,200	—	—	2,200
Desilo Inc.	—	300	—	1	301
Key management personnel [5]	4,599	2,432	1,752	(2,027)	3,252

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank Cambodia Plc.	115,780	200,268	105,698	(14,510)	195,840
Kookmin Bank (China) Ltd.	1,169,378	1,396,787	1,342,218	(70,667)	1,153,280
PRASAC Microfinance Institution Plc.	—	136,000	—	—	136,000
PT Bank KB Bukopin Tbk	—	1,375,762	703,872	(19,090)	652,800
Structured entities [3]	3,682	204,017	203,706	(64)	3,929
KB Core Blind Private Real Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	65,289	1,164,587	1,129,114	(2,959)	97,803
KB Kookmin Card Co., Ltd.	16,209	176,087	154,327	(977)	36,992
KB Capital Co., Ltd.	64,489	62,423	69,139	(3,373)	54,400
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Wise Star Private Real Estate Feeder Fund No.12 [4]	—	34,000	—	(34,000)	—
Associates
Incheon Bridge Co., Ltd.	185,557	—	14,700	899	171,756
Carlife Co., Ltd.	—	22	22	—	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	1,900	11,250	13,150	—	—
Food Factory Co., Ltd.	1,987	1,225	20	1	3,193
A-PRO Co., Ltd. [4]	2,016	2,000	—	(4,016)	—
BNF Corporation Ltd. [4]	1,400	1,000	—	(2,400)	—
Acts Co., Ltd.	—	74	74	—	—
UPRISE, Inc.	—	500	—	—	500
COSES GT Co., Ltd.	—	500	—	—	500
Key management personnel [5]	3,423	3,276	3,422	1,322	4,599

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of KB Display 1st L.L.C. and 10 others that are excluded from related parties for the year ended December 31, 2021.
[3]	Includes details of KBH the 3rd L.L.C. and 6 others that are excluded from related parties for the year ended December 31, 2020.
[4]	Excluded from the Bank’s related party as of December 31, 2021.
[5]	Includes loan transactions that occurred before they became related parties.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

		2021
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	23,084	200,000	200,000	494,992	518,076
Subsidiaries
Kookmin Bank Cambodia Plc.	Deposits	2,584	—	—	13,458	16,042
Kookmin Bank (China) Ltd.	Deposits	2,278	—	—	1,096	3,374
	Borrowings	70,557	—	—	155,313	225,870
KB Bank Myanmar Co., Ltd.	Deposits	—	—	—	27,278	27,278
PT Bank KB Bukopin Tbk	Deposits	—	—	—	3,938	3,938
Securitization SPE	Deposits	1,043	—	—	(8)	1,035
Structured entities	Deposits	1,096	—	—	937	2,033
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	11	—	—	26	37
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	464,584	75,000	157,117	150,292	532,759
KB Asset Management Co., Ltd.	Deposits	6,915	—	—	6,291	13,206
KB Real Estate Trust Co., Ltd.	Deposits	71,261	—	—	32,068	103,329
KB Investment Co., Ltd.	Deposits	93,970	236,000	234,000	4,368	100,338
KB Credit Information Co., Ltd.	Deposits	5,340	2,231	2,025	(1,010)	4,536
KB Data System Co., Ltd.	Deposits	17,561	9,500	12,500	855	15,416
KB Life Insurance Co., Ltd.	Deposits	2,085	—	—	523	2,608
KB Kookmin Card Co., Ltd.	Deposits	91,586	22,000	25,500	(16,999)	71,087
KB Capital Co., Ltd.	Deposits	190,331	—	—	28,980	219,311
KB Insurance Co., Ltd.	Deposits	3,365	—	—	1,154	4,519
	Debentures	29,994	—	—	4	29,998
Prudential Life Insurance Company of Korea Ltd.	Deposits	303	—	—	7,331	7,634
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	—	—	171
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	—	—	532
Associates
Korea Credit Bureau Co., Ltd.	Deposits	19,982	—	1,000	(8,782)	10,200
Incheon Bridge Co., Ltd.	Deposits	39,520	15,000	20,000	967	35,487
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	636	—	479	(140)	17
Skydigital Inc.	Deposits	15	—	—	70	85
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	(1)	1
KB High-Tech Company Investment Fund	Deposits	12,695	—	—	(11,191)	1,504

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Aju Good Technology Venture Fund	Deposits	3,093	3,840	1,442	795	6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	—	—	(19)	904
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	1,801	—	—	287	2,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	8,097	—	—	(6,573)	1,524
KB Global Platform Fund	Deposits	20,197	—	—	6,626	26,823
Neomio Corp. [2]	Deposits	535	—	—	(535)	—
WJ Private Equity Fund No.1	Deposits	349	—	—	(89)	260
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	4,255	—	1,770	93	2,578
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	11	17
KB No.17 Special Purpose Acquisition Company	Deposits	1,711	1,546	1,525	(45)	1,687
KB No.18 Special Purpose Acquisition Company	Deposits	2,101	2,016	2,063	23	2,077
KB No.19 Special Purpose Acquisition Company	Deposits	1,053	1,000	1,000	(40)	1,013
KB No.20 Special Purpose Acquisition Company	Deposits	1,716	1,534	1,522	(47)	1,681
RAND Bio Science Co., Ltd.	Deposits	693	—	400	150	443
Food Factory Co., Ltd.	Deposits	1,555	507	500	(723)	839
Acts Co., Ltd.	Deposits	18	—	—	136	154
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	1	—	—	(1)	—
Wyatt Corp.	Deposits	1	—	—	—	1
Stratio, Inc.	Deposits	13	—	—	(13)	—
UPRISE, Inc.	Deposits	11	—	—	3,990	4,001
CellinCells Co., Ltd.	Deposits	260	—	—	(222)	38
COSES GT Co., Ltd.	Deposits	292	—	—	1,647	1,939
SwatchOn Inc.	Deposits	3,947	200	3,501	40	686
Gomi corporation Inc.	Deposits	37	—	—	3,151	3,188
S&E bio Co., Ltd.	Deposits	1,142	—	—	(879)	263
KB Pre IPO Secondary Venture Fund No.1	Deposits	629	—	—	(526)	103
4N Inc.	Deposits	76	—	—	(37)	39
Contents First Inc.	Deposits	1,823	20,000	11,000	1,827	12,650
December & Company Inc.	Deposits	1	—	—	—	1

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

GENINUS Inc.	Deposits	13,630	—	5,000	25,785	34,415
Mantisco Co., Ltd.	Deposits	—	—	—	386	386
Spark Biopharma Inc.	Deposits	—	1,000	3,000	8,015	6,015
G1 Playground Co., Ltd.	Deposits	—	—	—	354	354
SuperNGine Co., Ltd.	Deposits	—	—	—	944	944
Desilo Inc.	Deposits	—	—	—	168	168
Turing Co., Ltd.	Deposits	—	—	—	1,054	1,054
IGGYMOB Co., Ltd.	Deposits	—	—	—	2,938	2,938
Key management personnel [3]	Deposits	9,058	9,974	9,568	445	9,909

		2020
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	18,537	—	—	4,547	23,084
Subsidiaries
Kookmin Bank Int`l Ltd. (London) [2]	Deposits	37,387	—	—	(37,387)	—
Kookmin Bank Cambodia Plc.	Deposits	9,126	—	—	(6,542)	2,584
Kookmin Bank (China) Ltd.	Deposits	758	—	—	1,520	2,278
	Borrowings	139,382	—	—	(68,825)	70,557
KB Wise Star Private Real Estate Feeder Fund No.1	Deposits	422	—	422	—	—
Securitization SPE	Deposits	1,095	—	—	(52)	1,043
Structured entities	Deposits	32,124	—	24,053	(6,975)	1,096
KB Core Blind Private Real Estate Fund No.1	Deposits	5,063	—	5,063	—	—
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	—	—	—	11	11
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	423,053	75,000	97,720	64,251	464,584
KB Asset Management Co., Ltd.	Deposits	6,929	—	—	(14)	6,915
KB Real Estate Trust Co., Ltd.	Deposits	49,708	—	—	21,553	71,261
KB Investment Co., Ltd.	Deposits	62,686	258,000	230,000	3,284	93,970
KB Credit Information Co., Ltd.	Deposits	4,047	647	410	1,056	5,340
KB Data System Co., Ltd.	Deposits	21,642	11,500	16,500	919	17,561
KB Life Insurance Co., Ltd.	Deposits	571	—	—	1,514	2,085
KB Kookmin Card Co., Ltd.	Deposits	65,518	25,500	22,000	22,568	91,586
KB Capital Co., Ltd.	Deposits	126,878	—	—	63,453	190,331
KB Insurance Co., Ltd.	Deposits	5,485	—	—	(2,120)	3,365
	Debentures	29,991	—	—	3	29,994
Prudential Life Insurance Company of Korea Ltd.	Deposits	—	—	—	303	303
	Debentures	—	—	—	30,000	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	7,364	—	7,193	—	171

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Star Office Private Real Estate Feeder Fund No.4	Deposits	1,983	—	1,451	—	532
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,966	1,000	—	1,016	19,982
Incheon Bridge Co., Ltd.	Deposits	45,447	20,000	21,260	(4,667)	39,520
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	753	—	—	(117)	636
Computerlife Co., Ltd.	Deposits	1	—	—	(1)	—
Skydigital Inc.	Deposits	25	—	—	(10)	15
Jo Yang Industrial Co., Ltd.	Deposits	2	—	—	—	2
KB12-1 Venture Investment Partnership [2]	Deposits	440	—	—	(440)	—
KB High-Tech Company Investment Fund	Deposits	11,755	8,000	8,000	940	12,695
Aju Good Technology Venture Fund	Deposits	5,456	1,442	—	(3,805)	3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	1,500	6,500	(1,131)	923
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	12	—	—	1,789	1,801
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	13,118	—	—	(5,021)	8,097
KB Global Platform Fund	Deposits	17,928	—	—	2,269	20,197
Neomio Corp. [2]	Deposits	—	—	—	535	535
WJ Private Equity Fund No.1	Deposits	—	—	—	349	349
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,293	2,117	5,630	(525)	4,255
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	8	—	—	(2)	6
KB No.17 Special Purpose Acquisition Company	Deposits	1,742	1,525	1,500	(56)	1,711
KB No.18 Special Purpose Acquisition Company	Deposits	2,140	2,063	2,100	(2)	2,101
KB No.19 Special Purpose Acquisition Company	Deposits	1,093	1,000	1,000	(40)	1,053
KB No.20 Special Purpose Acquisition Company	Deposits	1,984	1,522	1,500	(290)	1,716
RAND Bio Science Co., Ltd.	Deposits	4,452	2,250	3,750	(2,259)	693
Wise Asset Management Co., Ltd.	Deposits	21	—	—	(21)	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Food Factory Co., Ltd.	Deposits	1,073	1,503	1,003	(18)	1,555
Acts Co., Ltd.	Deposits	1	—	—	17	18
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	6	—	—	(5)	1
A-PRO Co., Ltd. [2]	Deposits	3,201	—	—	(3,201)	—
Wyatt Corp.	Deposits	—	—	—	1	1
Stratio, Inc.	Deposits	726	—	—	(713)	13
UPRISE, Inc.	Deposits	—	—	—	11	11
CellinCells Co., Ltd.	Deposits	1,545	—	—	(1,285)	260
COSES GT Co., Ltd.	Deposits	—	—	—	292	292
SwatchOn Inc.	Deposits	395	7,002	3,801	351	3,947
BNF Corporation Ltd. [2]	Deposits	947	—	—	(947)	—
Gomi corporation Inc.	Deposits	—	—	—	37	37
S&E bio Co., Ltd.	Deposits	—	—	—	1,142	1,142
KB IGen Private Equity Fund No.1 [2]	Deposits	147	—	—	(147)	—
KB Pre IPO Secondary Venture Fund No.1	Deposits	2,955	—	—	(2,326)	629
4N Inc.	Deposits	—	—	—	76	76
Contents First Inc.	Deposits	—	4,000	3,000	823	1,823
December & Company Inc.	Deposits	—	—	—	1	1
GENINUS Inc.	Deposits	—	—	—	13,630	13,630
Key management personnel [3]	Deposits	8,370	15,241	15,206	653	9,058

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Bank’s related party as of December 31, 2021.
[3]	Includes borrowing transactions that occurred before they became related parties.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
PRASAC Microfinance Institution Plc.	381,896	—
PT Bank KB Bukopin Tbk	393,543	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	5,160
KB Haeorum Private Securities Fund No.83 (Bond)	150,000	463,699
Kiwoom Frontier Private Securities Fund No.10 (Bond)	100,000	414,899
Woori SafePlus Private Securities Fund S-8	100,000	254,328
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1 *	—	253,221
Meritz Private Real Estate Fund No.9-2	5,253	33,203
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	1,529,185	1,522,136
KB Core Blind Private Real Estate Fund No.1	—	4,285
KB Global Private Real Estate Debt Fund No.3 (USD)	—	941
UBS Hana Professional Investor Private Investment Trust No.1 (Bond) *	—	101,958
Mirae Asset Triumph Privately Placed Investment Trust No.7 *	—	101,399
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond)	—	153,251
Samsung KODEX 10Y F-LKTB INV ETF *	515,234	623,842
Samsung SRA Private Real Estate Investment Trust No.28D	—	906
KIM Basic Private Securities Fund No.102 (Bond)	—	50,365
KB Korea Short Term Premium Private Securities No.16(USD)(Bond) *	—	35,470
KB Global Private Real Estate Debt Fund No.10	66,750	1,051
KB KBSTAR Active Korea Short Term Bond Market(AA-) ETF	200,006	—
KTB Global CREDebt No.52	39,476	741
Hyundai Invest KKR Europe Real Estate No.1-3	24,161	—
KBSTAR FKTB 5Y Duration Following ETF	70,254	40,596
NH-Amundi Private Securities Investment Trust S5(USD)(BOND)	35,151	—
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	18,904	—
Parent’s subsidiaries
PT KB DATA SYSTEMS INDONESIA	145	—
KB Hanbando BTL Private Special Asset Fund No.1	—	20,448
KB Hope Sharing BTL Private Special Asset Fund	—	1,647
KB Intellectual Property Fund	—	476
KB Senior Loan Private Fund No.1 *	—	5,844
KB Star Office Private Real Estate Feeder Fund No.4	—	2,474
KB Global Core Bond Securities Feeder Fund(Bond)	—	22,134
KB New Renewable Energy Private Special Asset Fund No.1	—	1,793
KB Mezzanine Private Securities Fund No.3	22,235	42,562
Koreit BN Private Equity Fund	—	898
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	1,896	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	6,727	1,657
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	—	23,660
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	—	71,240
KB Korea Short Term Premium Private Securities No.19(USD)(Bond)	22,088	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB Korea Short Term Premium Private Securities No.21(USD)(Bond)	33,213	—
KB Korea Short Term Premium Private Securities No.22(USD)(Bond)	22,556	—
KB Korea Short Term Premium Private Securities No.23(USD)(Bond)	71,112	—
KB Sinansan Line Private Special Asset Fund(SOC)	29,156	2,757
KB New Renewable Green New Deal Private Special Asset No.2	12,349	124
KB Multi Alpha Plus Private Fund No.1	10,000	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	33,147	—
KB New Deal Infra Private Special Asset Fund	408	—
KB Logistics Blind Private Real Estate Fund No.1	31,111	1
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	49,000	—
KB Global Commerce Private Equity Investment Fund	7,000	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	279	9,584
KB GwS Private Securities Investment Trust *	—	147,785
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	—	9,488
Future Planning KB Start-up Creation Fund	—	2,800
KB High-Tech Company Investment Fund	—	11,450
Aju Good Technology Venture Fund	—	4,769
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400
KB-TS Technology Venture Private Equity Fund	1,650	2,880
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	5,000	5,400
KB Global Platform Fund	13,500	—
KB-UTC Inno-Tech Venture Fund	3,390	750
KB Pre-IPO New Technology Business Investment Fund No.2	7,500	—
KB Smart Scale Up Fund	27,000	—
KB Bio Global Expansion Private Equity Fund No.1	10,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	12,600	—
KB-SOLIDUS Healthcare Investment Fund	600	—
KB New Deal Innovation Fund	4,000	—
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	7,576	9,039
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,564	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
Kookmin Bank Int`l Ltd. (London) *	—	49,071
KB Bank Myanmar Co., Ltd.	221,780	—
PRASAC Microfinance Institution Plc.	733,976	—
PT Bank KB Bukopin Tbk	296,630	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	58,839
Samsung KODEX 10Y F-LKTB INV ETF *	518,208	510,308
KB Haeorum Private Securities Fund No.83 (Bond)	200,000	106,639
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	479,780	470,654
Kiwoom Frontier Private Securities Fund No.10 (Bond)	200,000	105,233
Woori SafePlus Private Securities Fund S-8	500,000	505,080
Mirae Asset Triumph Global Privately Placed Feeder Investment Trust No.1 *	50,000	59,029
Meritz Private Real Estate Fund No.9-2	11,311	2,129
KB Core Blind Private Real Estate Fund No.1	66,668	2,502
KB Global Private Real Estate Debt Fund No.3 (USD)	—	614
UBS Hana Professional Investor Private Investment Trust No.1 (Bond) *	400,000	302,876
Mirae Asset Triumph Privately Placed Investment Trust No.7 *	400,000	302,626
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond)	300,000	100,784
KB Emerging Markets Dept Private Securities Fund(USD)(Bond)	120,633	—
Samsung SRA Private Real Estate Investment Trust No.28D	23,970	179
KIM Basic Private Securities Fund No.102 (Bond)	100,000	—
KB Korea Short Term Premium Private Securities No.16(USD)(Bond) *	33,828	—
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	24,039
KB Hope Sharing BTL Private Special Asset Fund	—	1,655
KB Mezzanine Private Security Investment Trust No.2 *	—	46,051
KB Intellectual Property Fund	—	180
KB Senior Loan Private Fund No.1 *	—	1,080
KB KBSTAR Mid-Long Term KTB Active ETF (Bond) *	—	20,402
KB Onkookmin 2030 TDF Fund (FoFs) *	—	86
KB Star Office Private Real Estate Feeder Fund No.4	—	2,101
KB Korea Short Term Premium Private Securities No.10(USD)(Bond) *	—	69,710
KB New Renewable Energy Private Special Asset Fund No.1	32,640	871
KB Mezzanine Private Securities Fund No.3	18,019	16,587
Koreit BN Private Equity Fund	—	1,015
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	8,675	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	29,015	566
KB Korea Short Term Premium Private Securities No.15(USD)(Bond) *	23,508	—
KB Korea Short Term Premium Private Securities No.17(USD)(Bond) *	68,082	—
KB Sinansan Line Private Special Asset Fund(SOC)	27,857	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Balhae Infrastructure Company	894	6,973
KB GwS Private Securities Investment Trust *	—	7,453
KB12-1 Venture Investment Partnership *	—	50,642

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	—	2,584
Future Planning KB Start-up Creation Fund	—	3,200
KB High-Tech Company Investment Fund	—	13,550
Aju Good Technology Venture Fund	—	2,885
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	3,200
KB-TS Technology Venture Private Equity Fund	1,200	2,940
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund No.2	6,000	—
KB Digital Innovation Investment Fund Limited Partnership	2,800	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	4,000	1,600
KB SPROTT Renewable Private Equity Fund No.1	3,286	—
KB Global Platform Fund	9,000	—
KB-UTC Inno-Tech Venture Fund	11,310	—
WJ Private Equity Fund No.1	10,000	—
All Together Korea Fund No.2	100,000	90,127
KB Pre-IPO New Technology Business Investment Fund No.2	2,500	—
KB Smart Scale Up Fund	4,000	—
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	5,196	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,900	—

*	Excluded from the Bank’s related party as of December 31, 2021.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Subsidiaries
KB Microfinance Myanmar Co., Ltd.	Other commitments in foreign currency	14,226	13,056

PRASAC Microfinance Institution Plc.	Loan commitments in foreign currency	118,550	108,800
PT Bank KB Bukopin Tbk	Other commitments in foreign currency	—	163,200
KB Wise Star Private Real Estate Feeder Fund No.1	Purchase of securities	817	817
Structured entities	Loan commitments in Korean won	19,827	8,371
	Purchase of securities	2,431,472	1,983,840
Meritz Private Real Estate Fund No.9-2	Purchase of securities	7,876	12,319
KB Core Blind Private Real Estate Fund No.1	Purchase of securities	175	175
KTB Global CREDebt No.52	Purchase of securities	19,542	—
Hyundai Invest KKR Europe Real Estate No.1-3	Purchase of securities	30,069	—
Vestas Investors Private Real Estate Fund Investment Trust No.69-3	Purchase of securities	56,882	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	137,213
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,300,000	1,300,000
KB Capital Co., Ltd.	Other commitments in foreign currency	13,041	11,968
KB Insurance Co., Ltd.	Loan commitments in Korean won	21,000	20,000
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	6,502	6,502
KB Mezzanine Private Securities Fund No.3	Purchase of securities	8,006	30,241
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Purchase of securities	4,343	6,215
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	24,999	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	24,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	27	6,435
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	27,651	—
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	232,796	280,143
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Purchase of securities	14,287	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB New Deal Infra Private Special Asset Fund	Purchase of securities	17,692	—
KB Logistics Blind Private Real Estate Fund No.1	Purchase of securities	68,889	—
Associates
Balhae Infrastructure Company	Purchase of securities	6,154	6,433
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB-TS Technology Venture Private Equity Fund	Purchase of securities	330	1,980
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	—	1,125
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities	—	5,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	14,887	14,887
KB Global Platform Fund	Purchase of securities	8,000	21,500
KB-UTC Inno-Tech Venture Fund	Purchase of securities	—	3,390
All Together Korea Fund No.2	Purchase of securities	—	990,000
KB Pre-IPO New Technology Business Investment Fund No.2	Purchase of securities	—	7,500
KB Smart Scale Up Fund	Purchase of securities	19,000	46,000
KB-KTB Technology Venture Fund	Purchase of securities	12,000	—
KB Digital Platform Fund	Purchase of securities	127,400	—
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	29,400	—
KB New Deal Innovation Fund	Purchase of securities	16,000	—
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	Loan commitments in Korean won	—	388
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	3,188	10,764
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	5,536	8,100
KB Co-Investment Private Equity Fund No.1	Purchase of securities	20,000	—
Key management personnel	Loan commitments in Korean won	808	731

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021	December 31, 2020
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	7,561	3,404
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	88,283	89,768

40.10 Details of compensation to key management personnel for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,898	84	2,670	4,652
Registered directors (non-executive)	395	—	—	395
Non-registered directors	7,042	405	7,131	14,578

	9,335	489	9,801	19,625

	2020
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,804	76	1,532	3,412
Registered directors (non-executive)	432	—	—	432
Non-registered directors	6,286	297	3,719	10,302

	8,522	373	5,251	14,146

40.11 Major types of transactions between the Bank and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittance, providing credit line through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

40.12 Details of collateral provided to related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)		December 31, 2021		December 31, 2020
	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	54,143	54,000	52,616	52,000
KB Life Insurance Co., Ltd.	Securities	25,813	25,000	25,896	25,000
KB Insurance Co., Ltd.	Securities	49,982	50,000	49,982	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40.13 Details of collateral provided by related parties as of December 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Assets held as collateral [1]	December 31, 2021	December 31, 2020
Subsidiary
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	130,000	130,000
KB Core Blind Private Real Estate Fund No.1	Real estate	12,000	12,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	25,135	26,981
	Real estate [2]	12,000	12,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	90,000	60,000
	Real estate	24,570	—
KB Credit Information Co., Ltd.	Time deposits and others	2,054	1,848
Prudential Life Insurance Comapny of Korea Ltd.	Securities	20,008	—
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
Key management personnel	Time deposits and others	745	213
	Real estate	3,818	4,056

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

As of December 31, 2021, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

40.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 9,642,170 million and ~~W~~ 14,312,409 million for the years ended December 31, 2021 and 2020, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 9,005,607 million and ~~W~~ 14,569,878 million for the years ended December 31, 2021 and 2020, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 185,000 million and ~~W~~ 400,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2021 and 2020, respectively.

40.15 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 24,420 million and ~~W~~ 21,547 million for the years ended December 31, 2021 and 2020, respectively.

40.16 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

40.17 The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the liabilities of the Bank before the spin-off date.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s financial statements as of and for the year ended December 31, 2021, was approved by the board of directors on March 10, 2022.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Independent Auditors’

Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the President of

Kookmin Bank

We have reviewed the accompanying Operating Status Report of the Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Bank”) as of December 31, 2021. The Company’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, the Bank’s management stated: “Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2021, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

We conducted our review in accordance with ICFR Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Operating Status Report of the Internal Control over Financial Reporting is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A Bank’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the Operating Status Report of the Internal Control over Financial Reporting as of December 31, 2021 is not prepared in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

This report applies to the Bank’s ICFR in existence as of December 31, 2021. We did not review the Bank’s ICFR subsequent to December 31, 2021. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

Notice to Readers This report is annexed in relation to the audit of the financial statements as of December 31, 2021.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of Kookmin Bank

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Manager of Kookmin Bank(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ended December 31, 2021.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2021, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 21, 2022

Jae Keun Lee,

Chief Executive Officer

Jae Kwan Kim,

Internal Accounting Manager

193